  As filed with the Securities and Exchange Commission on March 2, 1999

                                                Registration No. 333-72247
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ---------------

                             Amendment No. 1

                                    to
                                   FORM F-1
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933

                               ---------------
                         ANTENNA TV ANhNYMOk ETAIPEIA
            (Exact Name of Registrant as Specified in its Charter)
                                ANTENNA TV S.A.
                 (Translation of registrant name into English)

                               ---------------
   The Hellenic Republic             4833                       None
      (State or Other    (Primary Standard Industrial     (I.R.S. Employer
      Jurisdiction of     Classification Code Number)    Identification No.)
     Incorporation or
       Organization)

                               ---------------
                            Kifissias Avenue 10-12
                                Maroussi 151 25
                                Athens, Greece
                                (30-1) 688-6100
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ---------------
                         ANTENNA (NORTH AMERICA) INC.
                          645 Fifth Avenue, Suite 406
                              New York, NY 10022
                                (212) 688-5475
(Name, address, including zip code, and telephone number, including area code, of agent for service of process)

                               ---------------
                                  Copies to:
        MARK S. BERGMAN, Esq.                    JAMES J. CLARK, Esq.
   Paul, Weiss, Rifkind, Wharton &              Cahill Gordon & Reindel
              Garrison                              80 Pine Street
     1285 Avenue of the Americas             New York, New York 10005-1702
    New York, New York 10019-6064

                               ---------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [_]

  If this Form is being filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

  If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


                               ---------------

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this
Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+Information contained herein is subject to completion or amendment. A         +
+registration statement relating to these securities has been filed with the + +Securities and Exchange Commission. These securities may not be sold nor may +
+offers to buy be accepted prior to the time the registration statement        +
+becomes effective. This prospectus shall not constitute an offer to sell or + +the solicitation of an offer to buy nor shall there be any sale of these + +securities in any State in which such offer, solicitation or sale would be + +unlawful prior to registration or qualification under the securities laws of +
+any such State.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                Subject to Completion, dated March 2, 1999

PROSPECTUS

[LOGO]                          ANTENNA TV S.A.
                      7,700,000 American Depositary Shares

                         Representing 3,850,000 Shares
                                 ------------

  The 3,850,000 shares of capital stock, nominal value GRD 100 per share ("Shares"), of ANTENNA TV S.A., a Greek societe anonyme ("Antenna" or the "Company"), offered hereby are being offered by the U.S. Underwriters and the International Managers (collectively, the "Underwriters") solely in the form of American Depositary Shares ("ADSs"), each ADS representing one half of one Share. Of the 7,700,000 ADSs offered hereby 6,160,000 are being sold by the Company and 1,540,000 are being sold by a shareholder of the Company (the "Selling Shareholder"). See "Principal and Selling Shareholders." The Company will not receive any proceeds from the sale of ADSs by the Selling Shareholder. The ADSs will be evidenced by American Depositary Receipts ("ADRs"). See "Description of American Depositary Receipts." Upon completion of the Offering, the Principal Shareholders of the Company referred to herein will own, directly or indirectly, approximately 77.8% (approximately 77.1% if the Underwriters exercise their over-allotment option in full) of the Shares and will be able to exercise effective control over the Company. See "Risk Factors--Concentration of Ownership."

  Prior to the Offering, there has been no public market for the Shares or ADSs. The Company does not currently expect a separate market to develop for the Shares not represented by ADSs. It is currently expected that the initial public offering price will be between $12.00 and $14.00 per ADS. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The initial public offering price and the underwriting discount and commission per ADS are identical for each of the U.S. Offering and International Offering. The ADSs have been approved for quotation on the Nasdaq National Market ("Nasdaq") under the symbol "ANTV" and for admission to the Official List of the London Stock Exchange Limited (the "London Stock Exchange"), in each case, subject to official notice of issuance of the ADSs.

                                 ------------

    See "Risk Factors" beginning on page 8 for a discussion of certain risks associated with the Offering.

                                 ------------

 THESE SECURITIES HAVE NOT BEEN  APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION NOR  HAS  THE
     SECURITIES   AND  EXCHANGE   COMMISSION  OR   ANY  STATE   SECURITIES
       COMMISSION  PASSED   UPON  THE  ACCURACY  OR  ADEQUACY   OF  THIS
         PROSPECTUS. ANY REPRESENTATION TO  THE CONTRARY IS A CRIMINAL
           OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  Underwriting                  Proceeds to the
                    Price to the Discounts and  Proceeds to the     Selling
                       Public    Commissions(1)   Company(2)      Shareholder
-------------------------------------------------------------------------------
Per ADS...........    $             $              $               $
-------------------------------------------------------------------------------
Total(3)..........    $             $              $               $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $2,000,000.

(3) The Company and the Selling Shareholder have granted to the Underwriters 30-day options to purchase up to 389,200 and 765,800 additional ADSs, respectively, on the same terms and conditions as set forth above solely to cover over-allotments, if any. The Underwriters have agreed that, if the options are exercised in part, they first will acquire ADSs from the Selling Shareholder before acquiring ADSs from the Company. If such options are exercised in full, the total Price to the Public, Underwriting Discounts and Commissions, Proceeds to the Company and Proceeds to the
    Selling Shareholder will be $    , $   , $    and $    , respectively. See
    "Underwriting."

                                 ------------

  The ADSs offered by this Prospectus are offered by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the ADRs evidencing the ADSs will be made at the offices of Lehman Brothers Inc., New York, New York,
on or about      , 1999. See "Underwriting."

                                 ------------

        U.S. Underwriters offering ADSs in the United States and Canada

Lehman Brothers
                                 BT Alex. Brown
                                                            Salomon Smith Barney

   International Managers offering ADSs outside the United States and Canada

Lehman Brothers
        BT Alex.Brown International
                                              Salomon Smith Barney International

        , 1999

  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE ADSs, INCLUDING THE PURCHASE OF THE ADSs FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE ADSs OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE ADSs AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), the Company is hereby providing cautionary statements identifying important factors that could cause the Company's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made in this Prospectus. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of the words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Prospectus, and particularly in the risk factors set forth herein under "Risk Factors." Among the key factors that have a direct bearing on the Company's results of operations are the ability of the Company to successfully implement its growth and operating strategies; changes in economic cycles; competition from other broadcast companies and media; fluctuation of exchange rates; and changes in the laws and government regulations applicable to the Company or the interpretation or enforcement thereof. These and other factors are discussed herein under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this Prospectus.

  The risk factors described herein could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements of the Company made by or on behalf of the Company. Investors, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors. Further, management cannot assess the impact of each such factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

                      ENFORCEABILITY OF CIVIL LIABILITIES

  The Company is a Greek societe anonyme. All of the Company's executive officers, directors and certain experts named herein presently reside outside of the United States, principally in Greece. In addition, substantially all of the assets of the Company are located in Greece. As a result, it will be necessary for investors to comply with Greek law in order to obtain an enforceable judgment against such foreign resident persons or the assets of the Company, including an order to foreclose upon such assets. It may not be possible for investors to (i) effect service of process within the United States upon the Company's officers, directors and certain experts named herein and (ii) realize in the United States upon judgments against such persons obtained in such courts based upon civil liabilities of such persons, including any judgments based upon United States federal securities laws, to the extent such judgments exceed such person's United States assets. The Company has been advised by Constantine Xydias & Partners, Greek counsel to the Company, that under the laws of Greece, a Greek court of competent jurisdiction (a) will, other than under certain limited circumstances, recognize and declare enforceable a final and enforceable judgment of a United States court having jurisdiction as determined under the Greek Code of Civil Procedure, which declares a liability on the Company or any of its directors or officers for a sum of money assessed as compensatory damages and which is sought to be enforced in Greece; (b) may, except under certain circumstances, recognize and declare enforceable a final and enforceable judgment of a United States court having jurisdiction which is predicated upon civil liabilities contemplated by the federal securities laws of the United States, although presently there is no precedent for such enforcement of liabilities contemplated by such securities laws; and (c) may enforce, in original actions (brought in Greek courts), liabilities against the Company, its executive officers and directors and certain experts named herein predicated solely upon the federal securities laws of the United States.

                             AVAILABLE INFORMATION

  The Company will furnish to the Depositary pursuant to the Deposit Agreement (each referred to under "Description of American Depositary Receipts") annual reports in English, which will include a description of operations and annual audited financial statements prepared in conformity with United States generally accepted accounting principles ("U.S. GAAP"). The Company will also furnish to the Depositary quarterly reports in English which will include unaudited quarterly financial statements prepared in accordance with U.S. GAAP. The Depositary will promptly mail such reports to all record owners of ADSs when it receives them. In addition, the Company will provide the Depositary with any notices, reports and communications that are made available generally to holders of Shares. The Depositary will give such notices, reports and communications to owners of ADSs in such manner as it may determine. See "Description of American Depositary Receipts." As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), regarding (i) the furnishing and content of proxy statements, and (ii) short-swing profits reporting and liability.

  The Company has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form F-1 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement") under the Securities Act covering the Shares being offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Shares, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and, where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions in such exhibit, to which reference is hereby made (provided that no such document shall be regarded as incorporated by reference into the Listing Particulars delivered to the London Stock Exchange). Copies of the Registration Statement may be examined without charge at the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the SEC's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any portion of the Registration Statement can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, upon payment of certain fees prescribed by the SEC. The SEC maintains a Web site (http://www.sec.gov) that contains reports and other information regarding registrants such as the Company that file electronically with the SEC.

  The Company is subject to the informational requirements of the Exchange Act and, thus, files periodic reports and other information with the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of any such material can be obtained from the Public Reference Section of the SEC at the address set forth above, upon payment of certain fees.

                           EXCHANGE RATE INFORMATION

  The Company publishes its financial statements in Greek drachmae ("drachmae" or "GRD"). For the convenience of the reader, this Prospectus presents translations into United States dollars ("U.S. dollars," "dollars" or "$") of certain drachma amounts at the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 1998, of $1.00 = GRD 279.90 (0.3573 cents per drachma). On February 10, 1999, the Noon Buying Rate was $1.00 = GRD 284.25 (0.3518 cents per drachma). No representation is made that drachmae have been, could have been or could be converted into dollars at the rates indicated or any other rate.

  The table below sets forth, for the periods and dates indicated, certain information concerning the exchange rate for the drachma against the dollar based on the Noon Buying Rate.

                                                   Year Ended December 31,
                                             -----------------------------------
                                              1994   1995   1996   1997  1998(2)
                                             ------ ------ ------ ------ -------
High........................................ 253.34 242.47 247.80 293.60 323.13
Low......................................... 230.02 221.80 234.58 244.60 276.60
Average(1).................................. 241.59 231.27 240.82 274.47 295.70
Rate at end of period....................... 240.47 237.10 246.96 284.02 279.90

--------
(1)The average of the Noon Buying Rate on the last day of each month during the applicable period.
(2) The drachma was devalued in March 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quantitative and Qualitative Disclosures About Market Risk."

              RATING, AUDIENCE AND ADVERTISING SHARE INFORMATION

  The principal supplier in Greece of audience survey data is AGB Hellas ("AGB"), an independent market research firm which is part of the AGB Italia Group. Television ratings and audience share data described in this Prospectus have been obtained from AGB. Unless otherwise indicated, advertising share data set forth herein have been obtained from Media Services, an independent market research firm. Advertising share data described in this Prospectus as Company estimates are believed by the Company's management to be more accurate indicators of the market and market share. See "Business--Television Advertising--Advertising Share."

                      PREPARATION OF FINANCIAL STATEMENTS

  The Company prepares its financial statements in accordance with U.S. GAAP. The Company maintains its accounting records and publishes its statutory financial statements in accordance with Greek tax and corporate regulations. The Company made certain adjustments to its accounting records to prepare the financial statements (the "Financial Statements") and other financial information in this Prospectus in accordance with U.S. GAAP. In 1995, the Company changed its fiscal year-end from June 30 to December 31. Audited financial statements are included in this Prospectus for Fiscal 1996, Fiscal 1997 and Fiscal 1998.

                               PROSPECTUS SUMMARY

  Because this is a summary, it does not contain all information that may be important to you. You should read this entire Prospectus, including the Financial Statements and Notes thereto included elsewhere in this Prospectus. Unless the context otherwise requires the "Company" and "Antenna" mean Antenna TV S.A. The Company operates principally in the Hellenic Republic, also known as Greece.

                                  The Company

  The Company owns and operates ANTENNA TV, which is one of the leading television broadcast networks and producers of television programming in Greece. Among Greek television networks, Antenna has the leading share of television advertising revenues and a leading position in terms of ratings and audience share. Antenna has achieved its leading position through an emphasis on quality and innovative programming that appeals to a variety of audience segments representing a broad cross-section of the Greek population and enjoys strong brand recognition. The Company's broadcast signal reaches approximately 99% of Greece's 3.2 million television households, thereby accessing an audience of approximately 10.3 million people. The Company, which was founded by Mr. Minos Kyriakou, its current Chairman and Chief Executive Officer, commenced operations in December 1989 shortly after the introduction of private commercial television in Greece. For Fiscal 1998, the Company had total net revenue of GRD 31,804 million ($113.6 million); EBITD (as defined on page 3) of GRD 10,517 million ($37.6 million); and net income of GRD 985 million ($3.5 million). See "--Summary Financial Information."

  The Greek advertising industry, and television advertising in particular (which the Company estimates represented 65% of total advertising in 1998), has grown significantly in recent years. Television advertising expenditures have experienced approximately 20% average annual real growth since 1989, outpacing the growth in total advertising expenditures. This growth is attributable to a number of factors, including the introduction of private commercial television in Greece in 1989 and increased average television viewing time.

  The Company seeks to position itself as a provider of high quality and innovative programs and as the authoritative voice in Greece for news and current affairs programs. The Company produces a significant proportion of its own programming, which enables it to respond more effectively to the viewing tastes of its target audiences and to control costs through test marketing of pilot programs. In addition to being the first network to broadcast 24 hours a day, seven days a week, Antenna was the first network in Greece to offer various programming formats such as current affairs programs, daytime talk shows, variety shows and soap operas, which are now standard formats in Greece. The Company also distributes programming for broadcast to Greek-speaking audiences aired in Cyprus, the United States, Canada and Australia, and expects to distribute programming to Greek-speaking audiences elsewhere in Europe (including Germany, Belgium and the United Kingdom) and South Africa.

                                ----------------

  The Company's principal executive offices are located at Kifissias Avenue 10-12, Maroussi 151 25, Athens, Greece, and its telephone number is (30-1) 688-6100. The Company was organized on July 18, 1989.

                               Business Strategy

  The Company will continue to focus on its core activities and expand into new media-related activities to maximize its operating performance and profitability. The strategies to achieve these objectives include the following:

  . Maximizing Audience Share. The Company intends to continue to produce and broadcast high quality, innovative programming that will enable it to maintain and enhance its leading position in the Greek multi-channel television market.

  . Successfully Targeting Attractive Demographic Groups. The Company seeks to maximize its advertising revenue by broadcasting programming that appeals to a variety of audience segments representing a broad cross-section of the Greek population. The Company produces a significant proportion of its own programming, which enables it to respond more effectively to the viewing tastes of its target audiences.

  . Building and Capitalizing on Programming Library. During the past few years, the Company has invested significantly in the development of its programming library. The Company expects to continue to expand its programming library and to exploit the library through the airing of reruns and the distribution and syndication of broadcast rights to third-parties.

  . Increasing Efficiency, Cost Control and Synergies. The Company aims to maximize profitability by increasing efficiency, upgrading management information systems and maintaining strict cost discipline through rigorous budgeting, careful program planning as well as selected audience and advertiser testing of pilot programs to ensure that potential advertising revenue justifies programming costs. The Company believes that its ability to maximize its profitability and control its costs are significantly enhanced by maintaining a high level of in-house production and investing in state-of-the-art production, news gathering and transmission technology.

  . Capitalizing on Market Leadership to Expand into Related Media. The
    Company intends to capitalize on its market leadership as an advertising medium and producer, owner and broadcaster of programming, as well as its strong brand identity, to expand into direct broadcast satellite distribution and radio.

  . Pursuing Complementary Business Opportunities. In addition to the sale of broadcast rights for its own programming, the Company also seeks to generate incremental revenue through other means such as infomercials, audiotext programming (mass market entertainment products available through interactive telephone service), home shopping sales and merchandising, which are promoted during dead time.

                      Proposed Acquisitions and Investment

  The Company intends to use $33.0 million of the net proceeds it will receive from the Offering to acquire the following companies (collectively, the "Acquisitions"):

  . a 51% interest in Audiotex S.A. ("Audiotex"), a company that generates revenue from the sale of audiotext, which interest currently is owned by Mr. Minos Kyriakou, the Company's Chairman and Chief Executive Officer (for a purchase price of $7.25 million);

  . a 99.97% interest in Antenna R.T. Enterprises ("Antenna Radio"), which operates Antenna FM (97.1 FM), a combination news/talk and music radio station serving the greater Athens area, which interest currently is owned by the sister of Minos Kyriakou (for a purchase price of $16.25 million plus the assumption of approximately $5.2 million of indebtedness);

  . a 100% interest in Antenna Spoudastiki Ltd. ("Antenna Spoudastiki"), which operates a training center for journalists and other media personnel and currently is indirectly owned by members of the Kyriakou family (for a purchase price of $6.0 million); and

  . a 100% interest in Pacific Broadcast Distribution Ltd. ("Pacific
    Broadcast"), which rebroadcasts Antenna's programming in Australia through a joint venture and currently is indirectly controlled by Minos Kyriakou (for a purchase price of $3.5 million).

  The purchase prices for the Acquisitions were based upon evaluations of the five-year business plans of the companies proposed to be acquired as well as comparable companies and transactions. See "Use of Proceeds" and "Related Party Transactions." The Company also intends to use a portion of the proceeds of the Offering to establish itself in the digital direct satellite broadcast business in Greece, either through an existing operation or through creation of its own direct-to-home satellite broadcast ("DTH") platform, if an appropriate opportunity presents itself. See "Use of Proceeds."

  See Note 24 of Notes to Financial Statements for a discussion of the accounting treatment of the Acquisitions.

                                  The Offering

ADSs..............................  Each ADS represents one half of one Share.

Public Offering Price.............  $    per ADS

 ADSs offered by the Company.....   6,160,000 ADSs
 ADSs offered by the Selling        1,540,000 ADSs
 Shareholder.....................
  Total.........................    7,700,000 ADSs(1)

                                    19,849,440 Shares (assuming no exercise of
Shares Outstanding after the        the Underwriters' over-allotment option)
Offering..........................  (1)

--------
(1) If the Underwriters exercise their over-allotment option in full the number of ADSs offered by the Company and the Selling Shareholder will be 6,549,200 and 2,305,800, respectively, the total number of ADSs offered in the Offering will be 8,855,000 and the total Shares outstanding after the Offering will be 20,044,040.

Use of Proceeds...................
                                    The Company intends to use approximately
                                    $25.2 million of the net proceeds it will receive from the Offering, together with available cash of GRD 11,285 million
                                    ($40.3 million) at December 31, 1998, to fund: (i) the Acquisitions ($33.0 million);
                                    (ii) its investment in digital production, news gathering and transmission equipment (approximately $13.0 million); (iii) the acquisition of new offices and production facilities (approximately $17.0 million); and (iv) the distribution of programming in Europe and South Africa (approximately $2.5 million). The balance of the proceeds (approximately $49.5 million) will be used to fund the Company's investment in a DTH venture (if an appropriate opportunity presents itself), to develop DTH programming and channels, and for working capital and general corporate purposes (including, without limitation, the reduction of the Company's indebtedness from time to time). See "Use of Proceeds."

Listing of the ADSs...............
                                    The ADSs have been approved for quotation on the Nasdaq National Market ("Nasdaq") under the symbol "ANTV" and for admission to the Official List of the London Stock Exchange Limited (the "London Stock Exchange"), in each case, subject to official notice of the issuance of the ADSs.

Delivery of the ADSs..............  ADRs evidencing ADSs will be available through The Depository Trust Company
                                    ("DTC") or otherwise on or about     ,
                                    1999.

Settlement and Clearance..........
                                    ADSs traded on Nasdaq and the London Stock
                                    Exchange will settle through the facilities of DTC and Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System ("Euroclear") and Cedelbank, societe anonyme, incorporated under the laws of the Grand Duchy of Luxembourg ("Cedelbank").

Dividend Policy...................
                                    In June 1998, the Company declared a
                                    dividend of GRD 1,000 million ($3.6
                                    million), which was distributed to
                                    shareholders in August 1998. Other than the foregoing, the Company does not intend to pay dividends for the foreseeable future. The Company intends to retain future earnings to finance its operations and growth. So long as the Board of Directors believes it is not in the best interest of the Company to pay dividends, it intends to submit to the General Assembly, on an annual basis, a resolution seeking shareholder waiver of the dividend required by Greek corporate law. The Deposit Agreement provides that if such a waiver is sought, the Depositary will not solicit instructions from holders of ADSs with respect to such waiver and will vote the Shares underlying the ADSs in favor of such waiver. See "Description of American Depositary Receipts--Voting of Deposited Securities" and "Dividend Policy."

                    Summary Historical Financial Information

  The following summary statement of operations and balance sheet data of the Company as of December 31, 1995, 1996, 1997 and 1998 and for the 18 months ended December 31, 1995 and the fiscal years ended December 31, 1996, 1997 and 1998 have been derived from the Company's audited financial statements. The financial statements as of December 31, 1996, 1997 and 1998 and the fiscal years ended December 31, 1996, 1997 and 1998 are included elsewhere in this Prospectus and have been audited by KPMG Peat Marwick Kyriacou, independent auditors, as stated in their report included herein. This summary statement of operations and balance sheet data should be read in conjunction with the Financial Statements and the Notes thereto included elsewhere in this Prospectus. The following summary statement of operations and balance sheet data of the Company at December 31, 1994 and for the six months ended December 31, 1994 and the 12 months ended December 31, 1995 have been derived from unaudited financial statements of the Company. In the opinion of management, the unaudited financial statements of the Company have been prepared on the same basis as the audited financial statements included herein and include all adjustments necessary for the fair presentation of financial position and results of operations at these dates and for these periods, which adjustments are only of a normal recurring nature.

                              Eighteen Months Ended
                               December 31, 1995(1)
                         --------------------------------
                          Six Months     Twelve            Fiscal Year Ended December
                            Ended     Months Ended                     31,
                         December 31, December 31,         ------------------------------
                             1994         1995     Total    1996    1997    1998    1998
                         ------------ ------------ ------  ------  ------  ------  ------
                            (GRD)        (GRD)     (GRD)   (GRD)   (GRD)   (GRD)   ($)(2)
                                       (in millions, except share data)
Statement of Operations
 Data
 Advertising revenue....     9,060       19,097    28,157  22,086  23,242  28,685  102.5
 Related party revenue..        94          400       494   3,139   2,317   2,899   10.3
 Other revenue..........        64          123       187     141     192     220    0.8
                            ------       ------    ------  ------  ------  ------  -----
 Total net revenue......     9,218       19,620    28,838  25,366  25,751  31,804  113.6
 Cost of sales..........     3,514        7,244    10,758   7,562   5,394   5,142   18.4
 Selling, general and
  administrative
  expenses..............     1,423        2,177     3,600   3,117   3,716   3,762   13.4
 Amortization of
  programming costs.....     2,895        6,823     9,718  11,565  12,434  12,383   44.2
 Depreciation...........       227          455       682     467     494     600    2.2
                            ------       ------    ------  ------  ------  ------  -----
 Operating income.......     1,159        2,921     4,080   2,655   3,713   9,917   35.4
 Interest expense, net..     1,527        2,188     3,715   2,049   2,533   2,847   10.2
 Foreign exchange
  (losses) gains and
  other, net(3).........       (28)        (192)     (220)    297    (679) (4,007) (14.3)
                            ------       ------    ------  ------  ------  ------  -----
 Income (loss) before
  income taxes..........      (396)         541       145     903     501   3,063   10.9
 Provision (benefit) for
  income taxes(3).......      (128)         193        65     431     248   2,078    7.4
                            ------       ------    ------  ------  ------  ------  -----
 Net income (loss)......      (268)         348        80     472     253     985    3.5
                            ======       ======    ======  ======  ======  ======  =====
 Basic and diluted
  earnings (loss) per
  share.................     (16.0)        20.8       4.8    28.1    15.1    58.8    0.2
                            ======       ======    ======  ======  ======  ======  =====
Balance Sheet Data (at
 period end)
 Total assets...........    32,932       37,084    37,084  35,504  52,081  58,879  210.4
 Long-term obligations..       509        3,068     3,068   2,001  32,718  32,600  116.5
 Total debt(4)..........    16,769       19,243    19,243  14,780  32,790  32,666  116.8
 Shareholders' equity...     4,311        4,659     4,659   5,131   5,385   5,370   19.2
Other Data
 EBITD(5)...............     1,386        3,376     4,762   3,122   4,207  10,517   37.6
 Net cash (used in)
  provided by operating
  activities............    (3,068)      (1,020)   (4,088)  1,857  (4,785)  4,152   14.8
 Net cash used in
  investing activities..      (351)        (279)     (630)   (226)   (240)   (385)  (1.4)
 Net cash provided by
  (used in) financing
  activities............     4,568        2,015     6,583  (4,463) 16,609  (3,963) (14.2)

                                                   (footnotes on following page)

--------
(1) During 1995, the Company changed its fiscal year-end to December 31.
(2) Translation of drachmae into dollars has been made at the rate of $1.00 = GRD 279.90 (the Noon Buying Rate on December 31, 1998). Such translation is provided solely for the convenience of the reader. On February 10, 1999, the Noon Buying Rate was $1.00 = GRD 284.25. See "Exchange Rate Information."
(3) During Fiscal 1998, the drachma appreciated against the U.S. dollar, which resulted in a foreign exchange loss on a forward contract for which no tax benefit has been recognized due to the uncertainty of the ultimate ability to realize such tax benefit. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quantitative and Qualitative Disclosures About Market Risk."
(4) Total debt includes bank overdrafts and short-term borrowings, long-term indebtedness (including the current portion thereof) and long-term obligations under capital leases (including the current portion thereof).
(5) EBITD represents earnings before interest expense, income taxes and depreciation. It is calculated after amortization of programming costs. Management believes that EBITD is a useful measure of operating performance because it is industry practice to evaluate operations based on operating income before interest and depreciation, which is generally equivalent to EBITD and EBITD is unaffected by the debt and equity structure of a company. EBITD does not represent cash flow from operations as defined by U.S. GAAP, is not necessarily indicative of cash available to fund all cash flow needs and should not be considered as an alternative to net income under U.S. GAAP for purposes of evaluating the Company's results of operations.

                                 RISK FACTORS

  Prospective purchasers of ADSs should carefully consider these risk factors as well as the other information set forth elsewhere in this Prospectus.

Possible Effects of Inflation and Fluctuations in Exchange Rates

  Antenna generates a significant portion of its revenues from the sale of advertising airtime. Historically, advertising in most forms of media, including television, has been correlated to general economic conditions. Since substantially all of the Company's operations are conducted in Greece, the Company's operating results will depend to a certain extent on the prevailing economic conditions in Greece. In the past, the advertising market has shown above average growth as compared to growth in Greece's gross domestic product. However, there can be no assurance that the Greek advertising market will continue to grow at such levels. Greece has experienced average annual rates of inflation of 10.9%, 8.9%, 8.2%, 5.6% and 4.8% in the years 1994 through 1998, respectively. Although the rate of inflation has lessened in recent years, there can be no assurance that the Greek economy will not continue to experience inflation at these or greater rates. There can be no assurance that inflation will not have an adverse effect on the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Inflation."

  A significant proportion of the Company's revenue is denominated in drachmae. The Company's 9% Senior Notes due 2007 (the "Senior Notes") are denominated in dollars and require the Company to make all principal and interest payments thereon in dollars. As a result, the Company may be subject to significant foreign exchange risks. The Company hedges elements of its currency exposure through use of derivative instruments such as forward exchange agreements and currency options. The Company has experienced net foreign exchange losses in the past, and it could experience net foreign exchange losses in the future to the extent that foreign exchange rates shift in excess of the risk covered by hedging arrangements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Quantitative and Qualitative Disclosures About Market Risk."

Risk Related to Overestimation of Revenue or Underestimation of Costs

  The Company follows U.S. Financial Accounting Standards Board Statement No. 53 Financial Reporting by Producers and Distributors of Motion Picture Films ("SFAS 53"), regarding amortization of programming production and acquisition costs. Therefore, all direct and certain indirect production costs (other than in respect of news and similar programming) incurred are capitalized as investment in programs. These costs are stated at the lower of unamortized cost or estimated net realizable value. Under SFAS 53, estimated total production costs for an individual program or series are amortized in the proportion that the revenue realized relates to management's estimate of the total revenue expected to be generated from such program or series based on past experience. If revenue or cost estimates of a television program or series change, the Company may have to write-down all or a portion of the unamortized costs of such television program or series. No assurance can be given that such estimates will not change or that any resulting write-down of capitalized costs will not have a significant impact on the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."

Impact of Industry Factors

  Numerous factors, including changes in audience tastes, changes in priorities of advertisers, new laws or governmental regulations and policies affecting broadcasters, changes in the tax laws affecting advertisers and technological advances, may affect the Company's profitability. The Company cannot predict which, if any, of these or other factors might have a significant impact on the television broadcast industry in Greece in the future, nor can it predict what impact, if any, the occurrence of any of the foregoing or other developments might have on the Company's results of operations.

Effects of Competition

  The Company encounters, and expects to continue to encounter, intense competition in the television broadcasting industry. The Company competes for revenue, viewers and programming primarily with other private television networks, with government owned and operated television stations and with a subscription television channel. The Company also competes for revenue with other advertising media, such as newspapers, radio, magazines and outdoor advertising, and expects to compete in the future with other television distribution channels such as cable and direct broadcast satellite. Alternative sources of entertainment compete with the Company to the extent that they reduce the number of people watching broadcast television. Current and future technological developments will also affect competition within the television industry. Further advances in technology such as video compression, which would permit the same broadcast or cable channel or satellite transponder to carry multiple video and data services, and programming delivered through fiber optic telephone lines or direct broadcast satellites could result in lower entry barriers for new channels and an expanded field of competing services. In addition, the introduction of digital television, which can be transmitted by satellite, cable or a terrestrial network, could result in new competitors, particularly cable and satellite operators, for the Company's own operations as well as for any DTH venture in which the Company elects to participate. If Antenna were unable to pursue DTH opportunities on acceptable terms or at all, it could be at a competitive disadvantage. Potential competitors may have substantially greater financial, marketing and other resources than the Company, and there can be no assurance that the Company will be able to compete effectively against its existing or future competitors. See "Business--Investment in New Media" and "--Competition."

Seasonality

  Seasonal revenue fluctuations are common in the television broadcast industry, and the Company's revenue reflects seasonal patterns of advertising expenditures. Advertising revenue, which in Fiscal 1998 represented 90.2% of total net revenue, is generally lowest in the third quarter and highest in the fourth quarter. During Fiscal 1998, approximately 11.0% of the Company's advertising revenue was generated in the third quarter and 37.3% in the fourth quarter. Accordingly, the Company's results of operations depend substantially on advertising revenue generated in the first, second and fourth quarters (89.0% of the Company's advertising revenue) and less than satisfactory revenue during these periods could have a material adverse effect on the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Television Advertising--General."

Dependence on Programming;
Costs of Producing and Acquiring Programming

  The Company's ability to attract advertisers and generate revenue and profits is dependent in large part on the success of the programming it broadcasts in attracting viewers. Although the Company makes significant investments in programming, there can be no assurance that the Company's programming will maintain satisfactory viewership levels in the future.

  In addition, the Company's most significant variable operating costs are the costs of programming (including studio rental, payroll and program rights), whether it is programming produced by the Company or programming produced by third parties to which the Company has purchased all rights. There can be no assurance that the Company will, in the future, be able to contain the costs of producing programs or the costs of acquiring exhibition rights. Therefore, there can be no assurance that the Company's costs of programming production and costs of programming acquisition will not increase at a faster rate than its advertising revenue.

  In acquiring programming from third parties, Antenna competes against other broadcasters, typically on the basis of price. To produce programming, Antenna relies on its personnel and competes with other Greek broadcasters and independent production companies to attract and retain qualified personnel.

Risks Relating to Indebtedness

  At December 31, 1998, the Company had outstanding total debt in an aggregate principal amount of approximately GRD 32,666 million ($116.8 million) and total shareholders' equity of approximately GRD 5,370 million ($19.2 million). In addition, subject to the restrictions in the indenture pursuant to which the Senior Notes were issued (the "Senior Notes Indenture"), the Company may incur additional indebtedness from time to time. The level of the Company's indebtedness could have important consequences, including, but not limited to the following: (i) the Company's ability to obtain additional financing for programming expenditures, working capital, capital expenditures, acquisitions or general corporate purposes may be limited; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on the Senior Notes and any other indebtedness, thereby reducing the funds available to the Company for other purposes; (iii) it may be difficult for the Company to withstand competitive pressures and respond to changing business conditions; and (iv) the Company may be more vulnerable in the event of a downturn in general economic conditions or in its business. Any inability of the Company to repay its indebtedness or obtain additional financing, as needed, could have a material adverse effect on the Company.

  The Company's ability to pay interest on the Senior Notes and to satisfy its other debt obligations will depend on its future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, as well as on other factors, such as fluctuations in currency exchange rates, many of which are beyond its control. If the Company's cash flow and capital resources are insufficient to repay its indebtedness, the Company may need to reduce or delay capital expenditures or programming expenditures, sell assets, obtain additional equity capital or restructure its indebtedness. There can be no assurance that the Company's cash flow and capital resources will be sufficient for payment of its indebtedness in the future. In the absence of such operating results and resources, the Company could face substantial liquidity problems and might be required to dispose of material assets or operations to repay its indebtedness, and there can be no assurance as to the timing of such sales or the proceeds which the Company could realize therefrom. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  The Senior Notes Indenture contains certain covenants that, among other things, limit the ability of the Company and any of its Subsidiaries (as defined in the Senior Notes Indenture) to incur additional indebtedness, incur liens, pay dividends or make other restricted payments, effect certain asset sales, enter into transactions with affiliates, and merge, consolidate or sell, assign, transfer, lease, convey or other dispose of all or substantially all of the assets of the Company.

Regulation

  Extensive Greek government and European Union ("EU") regulation governs broadcast operations in Greece. These regulations address the issuance, renewal, transfer and ownership of station licenses, as well as the timing and content of programming and the timing, content and amount of commercial advertising permitted. There are also regulations requiring that certain percentages of programming be produced or originated in local markets. Privately owned television stations began operating in Greece in 1989, and although broadcasters were able to obtain frequency allocations from the Greek government under Law No. 1866 of 1989, the formal regulation thereof by Greek authorities only began in 1993, in the form of Ministerial decisions issued in favor of various Greek television networks, including the Company. A new law (Law No. 2328 on Mass Media (the "Media Law")) was enacted in August 1995, which contemplates renewal procedures for television station licenses. These procedures, however, have not yet been implemented. The Company's and each other private commercial television broadcaster's authorizations were extended to May 29, 1997. In June 1997, a Ministerial decision allocated, on a region-by-region basis throughout Greece, frequency allocations to the government-owned stations, with the balance reserved for private networks and to be awarded at the time the licenses are renewed under the Media Law. In September 1997 and January 1998, the Greek Ministry of Press and Mass Media requested television networks to submit applications for the further extension of television broadcast licenses. The Company filed its application before the March 20, 1998 deadline. A provision in the Greek legislation governing satellite broadcasts and other subscription broadcast services (the "Subscription Broadcast Law") confirms that existing television broadcast authorizations, of those broadcasters that have submitted applications for extensions of broadcast licenses, will remain in force until the Minister of Press and Mass Media formally acts on the applications. The Company does not expect formal action on any television network's license application before 2000. While the Company believes that it has all governmental approvals necessary for its operations and is in compliance in all material respects with all applicable laws, rules or regulations governing its operations, there can be no assurance that more restrictive laws, rules or regulations will not be adopted in the future, or that the interpretation or policy regarding enforcement of existing laws, rules or regulations will not shift in such a manner, that could make compliance more difficult or expensive or otherwise adversely affect the Company's business or prospects. See "Business--Regulation."

Entry into New Media

General Considerations

  As part of its growth strategy, Antenna expects to expand into complementary media. Antenna expects to use a portion of the proceeds of the Offering to acquire a radio station and invest in a direct broadcast satellite platform. Antenna has no prior history of operations in these media. Expansion of the Company's existing broadcast operations into such new media could divert the use of the Company's resources and systems, require additional resources that might not be available, result in new or more intense competition, require different marketing strategies or greater start-up expenditures than anticipated, or otherwise fail to achieve anticipated results in a timely fashion, if at all. There can be no assurance, therefore, that the Company will be able to expand its existing business or compete successfully in the radio broadcast and direct broadcast satellite markets. The Company's ability to successfully manage its entry into new media will require continued enhancement of its operational, management, and financial resources and controls. The Company's failure to manage effectively its entry into the new media could have a material adverse effect on its business, financial condition and results of operations.

Radio

  There can be no assurance that the Company will be successful in integrating the operations of Antenna Radio into its own and achieving the expected synergies and cost savings from this acquisition. In addition, the success of Antenna Radio is dependent, to a significant degree, upon its audience ratings and share of the overall advertising revenue within its market. The station competes for listeners and advertising revenue directly with other radio stations, as well as with other media. The audience ratings and market share for Antenna Radio are and will be subject to change, which could have a material and adverse effect on the results of operations of Antenna Radio. There can be no assurance that the station will be able to maintain or increase its current audience ratings or advertising revenue market share. The radio broadcasting industry is also subject to competition from new media technologies that are being developed or introduced, such as the delivery of audio programming by cable television systems, direct broadcast satellite systems and other digital audio broadcasting formats (including multi-channel and multi-format satellite radio services) with sound quality equivalent to compact discs. The Company cannot predict at this time the effect, if any, that such new technologies may have on the radio broadcasting industry. Radio broadcast operations in Greece are subject to regulation similar in scope to the regulation of television broadcast operations. The Company submitted supplemental information in support of its application in January 1999 and expects formal action on radio station license applications generally, including Antenna Radio's, during 1999. While the Company believes that Antenna Radio has all governmental approvals necessary for its operations, and is in compliance in all material respects with all applicable laws, rules and regulations governing its operations, there can be no assurance that more restrictive laws, rules and regulations will not be adopted in the future, or that the interpretation or policy regarding enforcement of existing laws, rules or regulations will not shift in such a manner, that could make compliance more difficult or expensive or otherwise adversely affect the Company's business or prospects.

Direct Broadcast Satellite

  Direct broadcast satellite operations in Greece are relatively new and underdeveloped. To date, at least one party has applied for a digital broadcast license but no person has launched a digital satellite platform in Greece. The Company is considering various alternatives for establishing itself in the digital satellite broadcast business. Alternatives range from an investment in an existing operation to the creation of its own DTH platform, and each possible scenario has its own risks. Any such venture will rely on newly developed technology for the transmission and receipt of the broadcast signal. Potential demand for direct broadcast via satellite, as well as the degree to which any such venture's proposed service will meet that demand, cannot be estimated with certainty. Therefore, there can be no assurance that such operations will achieve market acceptance or that there will be sufficient demand for direct broadcast satellite to enable any such venture to achieve significant revenues, cash flow or profits. Numerous factors beyond the Company's control, including the willingness of consumers to pay subscription fees to obtain digital broadcasts, the cost, availability and consumer acceptance of the proposed receiver systems, the marketing and pricing strategies of competitors, the development of alternative technologies or services and general economic conditions, will affect any such venture's ability to gain market acceptance. Further, if a competitor's satellite receiver technology becomes commonly accepted as the standard for satellite receivers in Greece, any such venture would be at a significant technological disadvantage. Finally, Antenna's ability to participate in this area will depend in part on the opportunities that present themselves. There can be no assurance that appropriate opportunities will in fact arise.

  The regulatory framework for direct broadcast satellite operations in Greece, the Subscription Broadcast Law, is new and there can be no assurance that operations of any DTH venture of which Antenna is a part can be undertaken within the newly established framework for such medium or that a license will be issued to such venture to operate the proposed platform. See "Business--Regulation."

  Antenna may proceed alone, or in partnership with others, to pursue DTH opportunities. To the extent it does so with others, it may or may not hold a controlling interest. If it does not obtain a controlling interest, Antenna will not have the ability to control the management of such a venture or to unilaterally implement strategies it deems necessary or desirable to achieve satisfactory operating or financial results. Although the Company could have a significant role in the management, operations and strategies of such a venture, there can be no assurance that it would be able to exercise operational control over the venture or that it could influence the strategic direction of the venture. There can be no assurance that a venture in which Antenna has a minority interest will operate in a manner consistent with its interests, including the purchase and distribution of programming from Antenna's library. The proposed capital and other requirements for any such venture will be determined based on Antenna's evaluation of the market and prospects of a DTH platform in Greece. There can be no assurance that capital and other resources will be available to meet these business objectives.

Dependence on Key Personnel

  The operating performance of the Company depends largely on the efforts and abilities of senior management and other personnel, including its present officers and talent such as actors, directors and journalists, certain of whom must work under life-threatening situations. The loss of the services of, or injury to, certain of those individuals may have a material adverse effect on the Company's business. See "Management." The Company generally has employment agreements with certain of its key personnel which contain non-competition covenants. The Company does not maintain key man life insurance policies on any of its personnel.

Concentration of Ownership

  Six shareholders, including the founder, three shareholders controlled by members of his family (collectively, the "Principal Shareholders"), together with the Selling Shareholder and one other shareholder, collectively own 100% of the capital stock of the Company and appoint the members of the Board of Directors of the Company. After the Offering, the Principal Shareholders will collectively own 77.8% of the capital stock of the Company (77.1% if the over-allotment option is exercised in full). See "Management" and "Principal and Selling Shareholders." Accordingly, the Principal Shareholders will continue to control the Board of Directors and all shareholders' decisions and determine the policies, business and affairs of the Company and the outcome of any corporate transaction or other matter, including the payment of dividends, mergers, consolidations and the sale of all or substantially all of the Company's assets. In addition, the concentration of ownership of the Company may have the effect of delaying, deterring or preventing a change in control of the Company. Under the Senior Notes Indenture, upon a Change of Control (as defined in the Senior Notes Indenture), each holder of Senior Notes has the right to require the Company to purchase its Senior Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

No Prior Public Market; Potential Stock Price Volatility

  Before the Offering, there has been no public market for the Shares or the ADSs. The Company does not currently expect a separate market to develop for the Shares not represented by the ADSs. Certain requirements applicable under Greek law to the transfer and registration of shares will not apply to the ADSs but would apply to Shares withdrawn from the Depositary upon surrender of ADRs. Although the Underwriters have informed the Company they currently intend to make a market in the ADSs on Nasdaq and the London Stock Exchange, they are not obligated to do so and any such market-making may be discontinued at any time. Accordingly, there can be no assurance as to the development of liquidity of any market for the ADSs.

  The price to the public of the ADSs offered hereby will be determined by negotiations among the Company, the Selling Shareholder and the Underwriters and may bear no relationship to the price at which the ADSs will trade after the Offering. For factors considered in determining the price to the public, see "Underwriting." Although the Company has applied for quotation of the ADSs on Nasdaq in the United States and admission of the ADSs to the Official List of the London Stock Exchange in Europe, there can be no assurance that an active trading market in the ADSs will develop or be sustained following the Offering or that the trading price of the ADSs will not decline below the initial public offering price. Actions of or announcements by competitors, regulatory developments and economic and other external factors, as well as period-to-period fluctuations in the Company's financial results, may also have significant effect on the market price of the ADSs.

Immediate and Substantial Dilution

  Purchasers of the ADSs offered hereby will incur immediate and substantial dilution in the net tangible book value per ADS from the initial public offering price. At an assumed initial public offering price of $13.00 per ADS, the midpoint of the estimated initial public offering price range indicated on the cover page of this Prospectus, the immediate dilution to purchasers of ADSs in the Offering will be $10.64 per ADS (82.0%). Investors may also experience additional dilution as a result of future issuances of Shares, in the form of ADSs or otherwise. See "Dilution."

Shares and ADSs Eligible for Future Sale

  Before the Offering, there has been no public market for the Shares or ADSs and no prediction can be made as to the effect, if any, that future sales of Shares or ADSs, or the availability of Shares or ADSs for future sale, will have on the market price of the ADSs or on the Company's ability to raise capital in the future. Sales of substantial amounts of Shares or ADSs in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of the ADSs.

  The Company and each Principal Shareholder has agreed, subject to certain exceptions, not to, directly or indirectly, offer to sell, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any Shares (in the form of ADSs or otherwise), or any security convertible into or exchangeable or exercisable for Shares (in the form of ADSs or otherwise), or enter into any swap or other derivatives transaction that transfers to another, in whole or in part, the economic benefit or risk of ownership of such Shares for 180 days after the date of this Prospectus, without the prior written consent of Lehman Brothers Inc. See "Underwriting." After this 180-day period, the Shares or ADSs held by the Principal Shareholders may be sold subject to the volume and manner of sale limitations of Rule 144 under the Securities Act or by means of registered public offerings. Following the expiration of a three-month period, if any, after a Principal Shareholder ceases to be an "affiliate" of the Company (as that term is defined in Rule 144), or upon registration of the Shares or ADSs held by any such person under the Securities Act, the Shares or ADSs held by such person may be sold without regard to the limitations of Rule 144.

  In general, under Rule 144 as currently in effect, a person (or persons whose Shares are aggregated) who is an "affiliate" of the Company (as the term is defined under the Securities Act), may sell, within any three-month period, that number of Shares (in the form of ADSs or otherwise) that does not exceed the greater of (i) 1% of the then outstanding Shares (in the form of ADSs or otherwise) or (ii) the average weekly trading volume of the then outstanding Shares (in the form of ADSs or otherwise) during the four calendar weeks preceding each such sale (provided that such Shares are not "restricted securities" within the meaning of Rule 144 or, if such Shares are restricted securities, that they have been held by such person for at least one year). A person (or persons whose Shares are aggregated) may sell such Shares (in the form of ADSs or otherwise) under Rule 144 without regard to the volume restrictions described above three months after he or she ceases to be an "affiliate" of the Company (provided that such Shares are not restricted securities, or, if such Shares are restricted securities, that they have been held by such persons for at least two years).

No Dividends Anticipated in Foreseeable Future

  In June 1998, the Company declared a dividend of GRD 1,000 million ($3.6 million), which was distributed to shareholders in August 1998. Other than the foregoing, the Company does not intend to pay any dividends for the foreseeable future. So long as the Board of Directors believes it is not in the best interest of the Company to pay dividends, it intends to submit to the General Assembly, on an annual basis, a resolution seeking shareholder waiver of the dividend required by Greek corporate law. The Deposit Agreement provides that if such a waiver is sought, the Depositary will not solicit instructions from holders of ADSs with respect to such waiver and will vote the Shares underlying the ADSs in favor of such waiver. See "Description of American Depositary Receipts--Voting of Deposited Securities." Declarations of dividends will depend on, among other things, future earnings, if any, the operating and financial condition of the Company, its capital requirements and general business conditions. See "Dividend Policy."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of ADSs offered by it pursuant to the Offering, at an assumed initial offering price of $13.00, the midpoint of the estimated public offering price range on the cover page of this Prospectus, will be approximately $74.7 million, after deducting the estimated underwriting discounts and commissions and expenses of the Offering payable by the Company ($79.5 million if the Underwriters' exercise their over-allotment option in full). The Company will not receive any of the proceeds from the sale of the ADSs offered by the Selling Shareholder.

  The Company intends to use approximately $25.2 million of the net proceeds it will receive from the Offering, together with available cash of GRD 11,285 million ($40.3 million) at December 31, 1998, to fund:

  . the Acquisitions ($33.0 million) (see "Business--Investments in New Media--Radio" and "--Other Sources of Revenue");

  . its investment in digital production, news gathering and transmission equipment (approximately $13.0 million);

  . the acquisition of new offices and production facilities (approximately $17.0 million); and
  .  the distribution of programming in Europe and South Africa
     (approximately $2.5 million).

See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Related Party Transactions." The balance of the proceeds (approximately $49.5 million) will be used to fund the Company's investment in a DTH venture, if the appropriate opportunity presents itself, to develop DTH programming and channels, and for working capital and general corporate purposes (including, without limitation, the reduction of the Company's indebtedness from time to time).

  Available cash represents a portion of the proceeds of the issuance of the Senior Notes, which was allocated to investment in digital production and transmission equipment and new offices and production facilities as specified in the use of proceeds for the offering of Senior Notes.

  The Acquisitions are expected to be completed within six months after the consummation of the Offering. Pending the use of such funds as described above, the Company will invest such net proceeds in short-term, high-grade, interest-bearing securities.

                                DIVIDEND POLICY

  In June 1998, the Company declared a dividend of GRD 1,000 million ($3.6 million), which was distributed to shareholders in August 1998. Other than the foregoing, the Company currently does not intend to pay dividends on its share capital in the foreseeable future. The Company intends to retain future earnings to finance its operations and growth. In addition, the Company's ability to pay dividends is subject to limitations under the Senior Notes Indenture.

  Under Greek corporate law, companies are required each year to declare from their profits, dividends of at least 35% of after-tax profit, after allowing for statutory reserve, or a minimum of 6% of the paid-in share capital, whichever is greater. Furthermore, Greek corporate law requires certain conditions to be met before dividends can be distributed, which are as follows: (a) no dividends can be distributed to the shareholders as long as the Company's net equity, as reflected in the statutory financial statements, is, or after such distribution will be, less than the share capital plus non-distributable reserves; and (b) no dividends can be distributed to the shareholders as long as the unamortized balance of "Pre-Operating Expenses," as reflected in the statutory financial statements, exceeds the aggregate of distributable reserves plus retained earnings. Under Greek law, the Company can waive such dividend with the unanimous consent of its shareholders. So long as the Board of Directors believes it is not in the best interest of the Company to pay dividends, it intends to submit to the General Assembly, on an annual basis, a resolution seeking shareholder waiver of the dividend required by Greek corporate law. The Deposit Agreement provides that if such a waiver is sought, the Depositary will not solicit instructions from holders of ADSs with respect to such waiver and will vote the Shares underlying the ADSs in favor of such waiver. See "Description of American Depositary Receipts--Voting of Deposited Securities."

  Cash dividends, if any, would be paid by the Company in drachmae. Holders of ADSs would receive dividends paid on the Shares in U.S. dollars. Exchange rate fluctuations would affect the U.S. dollar amount received by holders of ADSs on conversion by the Depositary of dividends paid in drachmae. See "Exchange Rate Information" and "Description of American Depositary Receipts." See "Taxation" for certain information about the taxation of any dividend payments.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at December 31, 1998, and as adjusted to give effect to the Offering (assuming no exercise of the Underwriters' over-allotment option). See "Use of Proceeds." This table should be read together with "Selected Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements, including the Notes thereto, included elsewhere in this Prospectus.

                                     Actual                   As Adjusted
                              December 31, 1998(1)       December 31, 1998(1)
                              --------------------   ---------------------
                                (GRD)        ($)       (GRD)        ($)
                                 (in millions)          (in millions)
Long-term debt:
   Long-Term obligations
   under capital
   leases...............              55        0.2          55        0.2
   9% Senior Notes due
   2007.................          32,545      116.3      32,545      116.3
                              ----------  ---------  ----------  ---------
     Total long-term
     debt...............          32,600      116.5      32,600      116.5
Shareholders' equity:
   Share capital
   (16,769,440 Shares
   authorized and
     issued; 19,849,440
     Shares authorized
     and issued, as
     adjusted)..........           1,677        6.0       1,985        7.0
   Additional paid-in
   capital..............           3,752       13.4      24,346       87.0
   Accumulated
   (deficit)............             (59)      (0.2)        (59)      (0.2)
                              ----------  ---------  ----------  ---------
     Total shareholders'
     equity.............           5,370       19.2      26,272       93.8
                              ----------  ---------  ----------  ---------
       Total
       capitalization...          49,255      176.0      58,872      210.3
                              ==========  =========  ==========  =========

--------
(1) Drachmae have been translated into dollars at the rate of $1.00 = GRD
    279.90 (the Noon Buying Rate on December 31, 1998). Such translation is provided solely for the convenience of the reader. On February 10, 1999, the Noon Buying Rate was $1.00 = GRD 284.25. See "Exchange Rate Information."

There has been no material change to the capitalization or indebtedness of the Company since December 31, 1998.

                                   DILUTION

  The Company's net tangible book value as of December 31, 1998 under U.S. GAAP was GRD 5,370 million ($19.2 million), or GRD 320 ($1.14) per Share, based on 16,769,440 Shares issued, or GRD 160 ($0.57) per ADS, based on a ratio of one half of one Share per ADS (determined by dividing tangible assets less total liabilities by the number of Shares outstanding and converting drachmae to dollars at the Noon Buying Rate of $1.00 equals GRD 279.90 on December 31, 1998). After giving effect to the issue and sale by the Company of 6,160,000 ADSs in the Offering at an assumed initial offering price of $13.00 per ADS, the midpoint of the range set forth on the cover of this Prospectus, and after deducting underwriting discounts and commissions and the estimated expenses of the Offering payable by the Company, the pro forma net tangible book value of the Company as of December 31, 1998 would have been GRD 26,272 million ($93.9 million) or GRD 662 ($2.36) per ADS. This represents an immediate dilution of GRD 2,978 ($10.64) per ADS to the new investors purchasing ADSs in the Offering. The following table illustrates this dilution on a per ADS basis.

                                                                     Per ADS
                                                                  -------------
Assumed initial public offering price............................        $13.00
Net tangible book value as of December 31, 1998.................. $ 0.57
Increase attributable to new shareholders........................   1.79
                                                                  ------
Pro forma net tangible book value as of December 31, 1998 (1)....          2.36
                                                                         ------
Immediate dilution to new investors (1)(2).......................        $10.64
                                                                         ======

--------
(1) After giving effect to the Acquisitions, the pro forma net tangible book value would have been GRD 15,223 millon ($54.4 million) or GRD 383 ($1.37) per ADS, representing dilution to new investors of GRD 3,256 ($11.63) per ADS.

(2) Dilution represents the difference between the initial public offering price per ADS in the Offering and the pro forma consolidated net tangible book value per ADS after giving effect to the Offering.

                        SELECTED FINANCIAL INFORMATION

  The following selected statement of operations and balance sheet data of the Company as of December 31, 1995, 1996, 1997 and 1998 and for the 18 months ended December 31, 1995 and the fiscal years ended December 31, 1996, 1997 and 1998 have been derived from the Company's audited financial statements. The financial statements as of December 31, 1996, 1997 and 1998 and the fiscal years ended December 31, 1996, 1997 and 1998 are included elsewhere in this Prospectus and have been audited by KPMG Peat Marwick Kyriacou, independent auditors, as stated in their report included herein. This selected statement of operations and balance sheet data should be read in conjunction with the Financial Statements and the Notes thereto included elsewhere in this Prospectus. The selected statement of operations and balance sheet data of the Company as of June 30, 1994 and December 31, 1994 and for the fiscal years ended June 30, 1994, the six months ended December 31, 1994 and the 12 months ended December 31, 1995 have been derived without material adjustment from unaudited financial statements of the Company. In the opinion of management, the unaudited financial statements of the Company have been prepared on the same basis as the audited financial statements included herein and include all adjustments necessary for the fair presentation of financial position and results of operations at these dates and for these periods, which adjustments are only of a normal recurring nature.

                                      Eighteen Months Ended
                                       December 31, 1995(1)
                                 --------------------------------
                                  Six Months     Twelve                 Fiscal Year Ended
                                    Ended     Months Ended                December 31,
                                 December 31, December 31,         ------------------------------
                          1994       1994         1995     Total    1996    1997    1998    1998
                         ------  ------------ ------------ ------  ------  ------  ------  ------
                         (GRD)      (GRD)        (GRD)     (GRD)   (GRD)   (GRD)   (GRD)   ($)(2)
                                          (in millions, except share data)
Statement of Operations
 Data
 Advertising revenue.... 20,922      9,060       19,097    28,157  22,086  23,242  28,685  102.5
 Related party revenue..    161         94          400       494   3,139   2,317   2,899   10.3
 Other revenue..........     80         64          123       187     141     192     220    0.8
                         ------     ------       ------    ------  ------  ------  ------  -----
 Total net revenue...... 21,163      9,218       19,620    28,838  25,366  25,751  31,804  113.6
 Cost of sales..........  7,047      3,514        7,244    10,758   7,562   5,394   5,142   18.4
 Selling, general and
  administrative
  expenses..............  2,489      1,423        2,177     3,600   3,117   3,716   3,762   13.4
 Amortization of
  programming costs.....  7,773      2,895        6,823     9,718  11,565  12,434  12,383   44.2
 Depreciation...........    378        227          455       682     467     494     600    2.2
                         ------     ------       ------    ------  ------  ------  ------  -----
 Operating income.......  3,476      1,159        2,921     4,080   2,655   3,713   9,917   35.4
 Interest expense, net..  1,581      1,527        2,188     3,715   2,049   2,533   2,847   10.2
 Foreign exchange
  (losses) gains and
  other, net(3).........   (680)       (28)        (192)     (220)    297    (679) (4,007) (14.3)
                         ------     ------       ------    ------  ------  ------  ------  -----
 Income (loss) before
  income taxes..........  1,215       (396)         541       145     903     501   3,063   10.9
 Provision (benefit) for
  income taxes(3).......    494       (128)         193        65     431     248   2,078    7.4
                         ------     ------       ------    ------  ------  ------  ------  -----
 Net income (loss)......    721       (268)         348        80     472     253     985    3.5
                         ======     ======       ======    ======  ======  ======  ======  =====
 Basic and diluted
  earnings (loss) per
  share(4)..............     --      (16.0)        20.8       4.8    28.1    15.1    58.8    0.2
                         ======     ======       ======    ======  ======  ======  ======  =====
Balance Sheet Data (at
 period end)
 Total assets........... 26,941     32,932       37,084    37,084  35,504  52,081  58,879  210.4
 Long-term obligations..    207        509        3,068     3,068   2,001  32,718  32,600  116.5
 Total debt(5).......... 12,660     16,769       19,243    19,243  14,780  32,790  32,666  116.8
 Shareholders' equity...  4,579      4,311        4,659     4,659   5,131   5,385   5,370   19.2
Other Data
 EBITD(6)...............     --      1,386        3,376     4,762   3,122   4,207  10,517   37.6
 Net cash (used in)
  provided by operating
  activities............     --     (3,068)      (1,021)   (4,088)  1,857  (4,785)  4,152   14.8
 Net cash used in
  investing activities..     --       (351)        (279)     (630)   (226)   (240)   (385)  (1.4)
 Net cash provided by
  (used in) financing
  activities............     --      4,568        2,015     6,583  (4,463) 16,609  (3,963) (14.2)
 Cash dividends per
  share.................     --         --           --        --      --      --    59.6    0.2

                                                  (footnotes on following page)

--------
(1) During 1995, the Company changed its fiscal year-end to December 31.
(2) Translation of drachmae into dollars has been made at the rate of $1.00 = GRD 279.90 (the Noon Buying Rate on December 31, 1998). Such translation is provided solely for the convenience of the reader. On February 10, 1999, the Noon Buying Rate was $1.00 = GRD 284.25. See "Exchange Rate Information."
(3) During Fiscal 1998, the drachma appreciated against the U.S. dollar, which resulted in a foreign exchange loss on a forward contract for which no tax benefit has been recognized due to the uncertainty of the ultimate ability to realize such tax benefit. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quantitative and Qualitative Disclosures About Market Risk."
(4) Earnings per share for Fiscal 1994 are not presented, as such amounts are not significant.
(5) Total debt includes bank overdrafts and short-term borrowings, long-term indebtedness (including the current portion thereof) and long-term obligations under capital leases (including the current portion thereof).
(6) EBITD represents earnings before interest expense, income taxes and depreciation. It is calculated after amortization of programming costs. Management believes that EBITD is a useful measure of operating performance because it is industry practice to evaluate operations based on operating income before interest and depreciation, which is generally equivalent to EBITD and EBITD is unaffected by the debt and equity structure of a company. EBITD does not represent cash flow from operations as defined by U.S. GAAP, is not necessarily indicative of cash available to fund all cash flow needs and should not be considered as an alternative to net income under U.S. GAAP for purposes of evaluating the Company's results of operations.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read together with the Financial Statements, including the Notes thereto, and the other financial information included elsewhere in this Prospectus. The Company maintains its accounting records and publishes its statutory financial statements in accordance with Greek tax and corporate regulations. For purposes of the Offering, certain adjustments have been made to these records to prepare the Financial Statements and other financial information in this Prospectus in accordance with U.S. GAAP. This Prospectus contains certain forward-looking statements within the meaning of the federal securities laws. Actual results and the timing of certain events could differ materially from those projected in the forward-looking statements due to a number of factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. See "Special Note Regarding Forward-Looking Statements."

General

  Antenna was formed as a societe anonyme and began operations at the end of 1989, shortly after the introduction of private commercial television in Greece. The Company derives a substantial portion of its revenue from the sale of television advertising time (90.2% of total net revenue in Fiscal 1998, 90.3% in Fiscal 1997 and 87.1% in Fiscal 1996). Advertising is sold in time increments and is priced primarily on the basis of the program's popularity, as demonstrated by its ratings, within the demographic group that an advertiser desires to reach. In addition, advertising rates are affected by the number of advertisers competing for the available time and the availability of alternative advertising media. The Company seeks to maximize its advertising revenue by broadcasting programming that appeals to a variety of audience segments representing a broad cross-section of the Greek population. Antenna places particular emphasis on attracting viewers from demographic groups that are most attractive to advertisers and offering advertisers creative and flexible marketing opportunities.

  Substantially all of the Company's advertising revenue is generated from national advertising arrangements and contracts with the local affiliates of international advertising agencies, representing both multinational advertisers such as Procter & Gamble, Unilever, Estee Lauder, Coca-Cola Hellas and Colgate-Palmolive, and national advertisers such as the Hellenic Telecommunications Organization ("OTE"), Telestet, Panafon (Greek telecommunications companies) and Fage and Delta (Greek dairy companies). See "Business--Television Advertising." The Company currently uses its own sales force to sell advertising time. Arrangements for advertising are reached during the first quarter of each year, at which time estimates of annual revenue are determined. Advertising time generally is reserved on a monthly basis, with a small proportion booked on a spot basis. Advertising revenue is recorded when the advertisement is aired. As is common in the industry, the Company provides certain advertising agencies with an incentive rebate (up to a maximum of 9.9% of the cost of the airtime purchased, as permitted by law), and at the end of each year the rebates are calculated and the advertising agencies entitled thereto invoice the Company for airtime credit for the following year reflecting the rebates. Such rebates are estimated and accrued on a quarterly basis as the related revenues are earned. Revenue is recorded net of the rebates. While most advertising arrangements tend to be reviewed on an annual basis, and typically are renewed, the Company seeks to develop and maintain long-term relationships with the agencies and advertisers.

  Regulatory changes effective January 1, 1996 had the effect of greatly reducing discounts and free airtime offered to advertisers, requiring advertisers to pay the full cost (and taxes based on such full cost) set forth in the broadcaster's price list for a particular time slot, as filed with the Greek tax authorities. A joint directive of the Greek Ministry of Press and Mass Media and Ministry of Finance, for the purpose of clarifying the term "advertising" under Greek tax law, broadened the definition beyond spots aired in return for cash payments to cover all publicity aired. The directive also clarified a number of procedures relating to collection of taxes in respect of advertising. See "Business--Regulation."

  While the Company sells a significant portion of its available advertising time, it does not sell all of it. The Company sold approximately 84% of total available advertising time during prime time broadcasts and approximately 63% of total available advertising time (including dead time allocated to audiotext, infomercials and home shopping) during Fiscal 1998. See "Business--Television Advertising--General." The Company uses a variety of means to utilize unsold advertising time in all time periods (commonly referred to as "dead time") to improve its operating results and cash flows. Such other sources include audiotext and infomercials. The Company derives revenue from two affiliated entities, Audiotex, which generates audiotext revenue, and Epikinonia Ltd. ("Epikinonia"), which produces infomercials and pays Antenna for production and technical support. See "Related Party Transactions." The Company intends to use a portion of the proceeds of the Offering to acquire a 51% interest in Audiotex. See "Use of Proceeds."

  The Company also derives revenue from royalties received from syndicating its own programming. Such programming sales are made to a variety of users, including a television network in Cyprus (operated by Antenna TV Ltd. (Cyprus) ("Antenna Cyprus")), and broadcasters targeting Greek-speaking viewers in the United States, Canada and Australia. Sales of programming to Greek-speaking viewers in the United States and Canada are made through Antenna Satellite TV
(USA) Inc. ("Antenna Satellite") and in Australia through Pacific Broadcast, companies affiliated with Mr. Minos Kyriakou. Revenue derived from Antenna Satellite, Antenna Cyprus and Pacific Broadcast represented revenue from sources outside Greece. See Note 23 of Notes to Financial Statements. The Company intends to use a portion of the proceeds of the Offering to acquire a 100% interest in Pacific Broadcast. In addition, selected news footage is sold to other news broadcasters around the world. The Company also expects to derive revenue from various other sources in the future. See "Business--The Company--Business Strategy" and "--Other Sources of Revenue."

  The Company's revenue fluctuates throughout the year, with advertising revenue at its lowest level during the Company's third fiscal quarter (approximately 11.0% of total net revenue in Fiscal 1998), and at its highest level during the fourth fiscal quarter (approximately 37.3% of total net revenue in Fiscal 1998).

  Cost of sales includes the costs of acquiring foreign programming and Greek features and the cost of gathering, producing and broadcasting news. Selling, general and administrative expenses ("SG&A") includes payroll costs and sales, marketing and promotion costs, the broadcast license fee and other operating and administrative expenses. In September 1996, the Company began accruing, for the first time, the broadcast license fee payable pursuant to the Media Law. See "Business--Regulation." This fee currently is calculated on the basis of 2% of gross advertising revenue.

  Programming costs generally either are expensed as cost of sales in the year incurred or capitalized and amortized over a period of three to four years. Programs that are expensed in the current period include news programs and a portion of acquired programming (principally Greek features). For such programming, substantially all of the value is realized upon the initial broadcast, either because of the topical nature of the programming or, in the case of acquired programming, contractual limitations on subsequent broadcasts. Acquired foreign programs, which have contracts limiting the Company to a specific number of broadcasts during their term (usually two broadcasts during a two- or three-year period), are expensed in equal portions each time the program is broadcast. The costs of other programming, such as series, soap operas, shows, and made-for-television movies, where substantial value can be realized through multiple broadcasts or syndication, are capitalized as an asset and amortized, unless the Company determines during the current period that a program is unlikely to generate revenue in future periods, in which case the associated costs are expensed in the current period.

  The Company follows SFAS 53 regarding the amortization of programming production and acquisition costs. Consequently, all direct and certain indirect production costs (other than in respect of news and similar programming) are capitalized as investment in programs. These costs are stated at the lower of unamortized cost or estimated net realizable value. Under SFAS 53, estimated total production costs for an individual program or series are amortized in the proportion that the revenue realized relates to management's estimate of the total future revenue expected to be generated from such program or series based upon past experience. Estimates of future revenues are reviewed periodically in relation to historical revenue trends and the amortization of programming costs is adjusted accordingly. To the extent such estimates differ from the actual results, such amortization periods will be adjusted. Such adjustments could have a material adverse effect on the Company's financial condition and results of operations.

  An important component of the Company's strategy for maximizing operating performance and long-term profitability is to continue making investments in programming to build up its own programming library. It has implemented this strategy over the past few years by significantly increasing its programming expenditures. The Company retains all rights to the programming in its library and believes that such rights may represent values in excess of net book value. Such value is demonstrated by the advertising revenue that the Company generates from rebroadcasting programming produced in prior years and from programming syndicated to other networks, including, in each case, programming for which the production costs have been fully amortized. In certain cases, advertising revenue has exceeded the advertising revenue generated from the initial broadcast. The Company expects to continue to expand its programming library and to exploit the library through the airing of reruns and the distribution and syndication of broadcast rights to third parties. Programming from the library is broadcast to Greeks abroad through third parties and in the future will also be broadcast directly. Management will continue to evaluate the total estimated revenues as new markets are entered and revenues are realized.

  Following the Acquisitions, the Company will own 51% of Audiotex, 100% of Pacific Broadcast, 99.97% of Antenna Radio and 100% of Antenna Spoudastiki, all of the results of which will be consolidated with Antenna's results (and, in place of related party revenue, the Company will record the underlying revenue and income (loss) of the acquired entities after elimination of intercompany adjustments), except Audiotex, which will be accounted for using the equity method, as the minority shareholder has significant veto rights in operating decisions. The proposed business combinations are among businesses under common control and will, therefore, be accounted for "as if" a pooling of interest had occurred for periods subsequent to September 1, 1998, the date such companies came under common control. Accordingly, the balance sheets and statements of operations will be combined based upon their book values and historical results of operations, respectively. The cash amounts to be paid for the Acquisitions, in excess of the book values of the businesses being acquired, will be treated as a dividend to the selling shareholders.

Results of Operations

Fiscal Year Ended December 31, 1998
Compared to Fiscal Year Ended December 31, 1997

  Net revenue increased GRD 6,053 million ($21.6 million), or 23.5%, from GRD 25,751 million ($92.0 million) in Fiscal 1997 to GRD 31,804 million ($113.6 million) in Fiscal 1998. This increase was attributable primarily to an increase in advertising revenue and, to a lesser extent, related party revenue. Advertising revenue, which comprised 90.2% of total net revenues for Fiscal 1998 (90.3% in the prior period), increased GRD 5,443 million ($19.5 million), or 23.4%, from GRD 23,242 million ($83.0 million) in Fiscal 1997 to GRD 28,685 million ($102.5 million) in Fiscal 1998, reflecting increases principally in volume (reflecting the sale of more advertising between the hours 7:00 a.m. and 1:00 a.m., higher ratings and audience share, and growth in the television advertising market generally) and to a lesser extent rates (which increased on average by approximately 6%). Rebates granted to advertisers in Fiscal 1998 totaled GRD 2,160 million ($7.7 million) compared to GRD 1,856 million ($6.6 million) in Fiscal 1997.

  Related party revenue increased GRD 582 million ($2.0 million), or 25.1%, from GRD 2,317 million ($8.3 million) in Fiscal 1997 to GRD 2,899 million ($10.3 million) in Fiscal 1998, which increase was attributable principally to revenue from Pacific Broadcast (reflecting programming revenue earned for the full year in 1998 as compared to six months in 1997), Antenna Satellite (reflecting an increased license fee for the full year in 1998 as compared to six months in 1997), Antenna Radio (representing interest on credit facility), Antenna Cyprus, Audiotex (from audiotext revenue) and Epikinonia (reflecting an increased use of infomercials by advertisers), partially offset by the absence of revenue from Catalogue Auctions Hellas S.A. ("Catalogue Auctions") in 1998.

  Other revenue, representing revenue from program sales, Visa(R) card fees and commissions, and revenue from the provision of technical services and from infomercials, increased GRD 28 million ($0.1 million), or

14.5%, from GRD 192 million ($0.7 million) in Fiscal 1997 to GRD 220 million ($0.8 million) in Fiscal 1998, as a result of increased revenues from Antenna's branded credit card and sales of programming to third parties, partially offset by lower technical services revenue.

  Cost of sales decreased GRD 252 million ($0.9 million), or 4.7%, from GRD 5,394 million ($19.3 million) in Fiscal 1997 to GRD 5,142 million ($18.4 million) in Fiscal 1998, in spite of the increase in net revenue in Fiscal 1998. This decrease was attributable primarily to a decrease in costs associated with the acquisition of foreign programming (reflecting lower volumes (because the Company broadcast a higher ratio of Greek features to foreign films than it had in the past) and lower prices (because Greek features are generally less expensive than foreign films)) and the production of news (reflecting in large part coverage of municipal elections and other events), partially offset by an increase in the costs associated with the acquisition of Greek features (reflecting the shift in programming which led to an increase in volume).

  SG&A increased GRD 46 million ($0.1 million), or 1.2%, from GRD 3,716 million ($13.3 million) in Fiscal 1997 to GRD 3,762 million ($13.4 million) in Fiscal 1998. This increase was attributable principally to higher broadcast license fees (because of increased revenue and assessments in respect of prior frequency fee accruals), higher market research expenses (associated with the Company's strategy of producing high quality, innovative programming that appeals to audiences attractive to advertisers), higher legal and accounting expenses (associated with the Company's obligations as a reporting company under the Exchange Act) and a higher payroll (due to salary increases), partially offset by decreases in sales promotion and advertising, travel and general office expenses.

  Amortization of programming costs decreased GRD 51 million ($0.2 million), or 0.4%, from GRD 12,434 million ($44.4 million) in Fiscal 1997 to GRD 12,383 million ($44.2 million) in Fiscal 1998. In September 1998, the contract to broadcast basketball games of a National Greek Championship league terminated and was not renewed. Such games will be broadcast exclusively by the pay television network and, accordingly, the decision not to renew such contract is not expected to impact the Company's advertising share. Such decision resulted principally in lower programming costs and which in turn resulted in lower amortization.

  Depreciation increased GRD 106 million ($0.4 million), or 21.2%, from GRD 494 million ($1.8 million) in Fiscal 1997 to GRD 600 million ($2.2 million) in Fiscal 1998.

  Operating income increased GRD 6,204 million ($22.1 million), or 167%, from GRD 3,713 million ($13.3 million) in Fiscal 1997 to 9,917 million ($35.4 million) in Fiscal 1998, principally reflecting an increase in total net revenue during the period and lower cost of sales, partially offset by a slight increase in SG&A.

  Interest expense, net increased GRD 314 million ($1.1 million), or 12.4%, from GRD 2,533 million ($9.1 million) in Fiscal 1997 to GRD 2,847 million ($10.2 million) in Fiscal 1998, reflecting an increase in gross interest expense resulting from the issuance of the Senior Notes and a decrease in interest income primarily as a result of lower interest rates during Fiscal 1998. See "--Liquidity and Capital Resources."

  Foreign exchange losses and other, net increased GRD 3,328 million ($11.9 million) from GRD 679 million ($2.4 million) in Fiscal 1997 to GRD 4,007 million ($14.3 million) in Fiscal 1998, primarily due to the amortization of the premium on the foreign exchange contract of GRD 1,305 million ($4.7 million), the loss on the foreign exchange contract of GRD 2,464 million ($8.8 million) and the loss on a foreign currency option of GRD 254 million ($0.9 million). The exchange rate for converting drachmae to dollars ranged from
276.60 to 323.13, reflecting in part a 14% devaluation of the drachma in March 1998, with the drachma appreciating to 279.90 at period-end. See "-- Quantitative and Qualitative Disclosures About Market Risk."

  Provision for income taxes increased GRD 1,830 million ($6.5 million) from GRD 248 million ($0.9 million) in Fiscal 1997 to GRD 2,078 million ($7.4 million) in Fiscal 1998 due principally to higher income before taxes, and an increase in the valuation allowance taken on deferred tax assets (arising from tax losses in 1999, primarily due to the foreign exchange loss incurred on the forward contract which will not fully reverse before its expiration).

  Net income increased GRD 732 million ($2.6 million) from GRD 253 million ($0.9 million) in Fiscal 1997 to GRD 985 million ($3.5 million) in Fiscal 1998. As a percentage of total net revenue, net income increased 1.0% to 3.1%.

Fiscal Year Ended December 31, 1997
Compared to Fiscal Year Ended December 31, 1996

  Net revenue increased GRD 385 million ($1.4 million), or 1.5%, from GRD 25,366 million ($90.6 million) in Fiscal 1996 to GRD 25,751 million ($92.0 million) in Fiscal 1997. This increase was attributable primarily to an increase in advertising revenue, which comprised 90.3% of total net revenue in Fiscal 1997, partially offset by a decrease in related party revenues. Advertising revenue increased GRD 1,156 million ($4.1 million), or 5.2%, in Fiscal 1997 over Fiscal 1996, which increase was attributable principally to a reduction in dead time and an increase in volume of advertising as a result of refinements by the Company in its programming mix to better reach the target audiences of its advertisers, including through the use of sponsored one- to two-minute fillers. Rebates granted to advertisers in Fiscal 1997 totaled GRD 1,856 million ($6.6 million) compared to GRD 1,633 million ($5.8 million) in Fiscal 1996.

  Related party revenue decreased GRD 822 million ($2.9 million), or 26.2%, from GRD 3,139 million ($11.2 million) in Fiscal 1996 to GRD 2,317 million ($8.3 million) in Fiscal 1997, as a result of a non-recurring distribution license fee in Fiscal 1996 from Antenna Satellite of GRD 1,354 million ($4.8 million), partially offset by increased revenues from Epikinonia (reflecting increased use among advertisers of infomercials), Audiotex (reflecting an expanded range of services provided to Audiotex), Antenna Cyprus (reflecting increased program sales) and Antenna Radio (representing interest on a credit facility). See "Certain Related Transactions." The decrease in revenue from related parties was also partially offset by revenue from two affiliated companies which began operations in 1997: Catalogue Auctions (GRD 34 million ($0.1 million)) and Pacific Broadcast (GRD 259 million ($0.9 million)). See "Related Party Transactions."

  Other revenue increased 36.2% from GRD 141 million ($0.5 million) in Fiscal 1996 to GRD 192 million ($0.7 million) in Fiscal 1997, as a result of increased revenue from the provision of technical services (principally to local networks) and revenue from distribution agreements and Visa card fees and commissions, partially offset by a decrease in telemarketing revenue.

  Cost of sales decreased GRD 2,168 million ($7.7 million), or 28.7%, from GRD 7,562 million ($27.0 million) in Fiscal 1996 to GRD 5,394 million ($19.3 million) in Fiscal 1997. This decrease was attributable primarily to a decrease of GRD 1,789 million ($6.4 million) in costs associated with the acquisition of foreign programming and Greek features (reflecting lower average prices and lower volume) as the Company made greater use of its library, and a decrease in costs associated with the production of news (reflecting the impact of the Company's cost containment efforts commenced in Fiscal 1996).

  SG&A increased GRD 600 million ($2.2 million), or 19.2%, from GRD 3,117 million ($11.1 million) in Fiscal 1996 to GRD 3,717 million ($13.3 million) in Fiscal 1997. This increase was attributable principally to the impact of broadcast license fees for a full year, which increased GRD 342 million ($1.2 million), and higher advertising, market research and sales promotion expenses (principally costs associated with testing of audience response to programming), which increased GRD 160 million ($0.6 million), and the accrual of auditing and consulting fees in connection with the issuance of the Senior Notes.

  Amortization of programming costs increased GRD 869 million ($3.1 million), or 7.5%, from GRD 11,565 million ($41.3 million) in Fiscal 1996 to GRD 12,434 million ($44.4 million) in Fiscal 1997, which reflected the cumulative effect of amortizing programming costs from increased programming expenditures in current and prior years.

  Depreciation and other amortization increased GRD 27 million ($0.1 million), or 5.8%, from GRD 468 million ($1.7 million) in Fiscal 1996 to GRD 495 million ($1.8 million) in Fiscal 1997.

  Operating income increased GRD 1,058 million ($3.8 million), or 39.8%, from GRD 2,655 million ($9.5 million) in Fiscal 1996 to GRD 3,713 million ($13.3 million) in Fiscal 1997, principally reflecting a decrease in costs of sales and an increase in total net revenue, partially offset by an increase in SG&A.

  Interest expense, net increased GRD 483 million ($1.7 million), or 23.6%, from GRD 2,049 million ($7.3 million) in Fiscal 1996 to GRD 2,532 million ($9.0 million) in Fiscal 1997, reflecting higher levels of long term debt (including the Senior Notes), partially offset by an increase in interest income as a result of higher levels of cash on hand.

  Foreign exchange (losses) gains and other, net increased GRD 976 million ($3.5 million) from a gain of GRD 297 million ($1.1 million) in Fiscal 1996 to a loss of GRD 679 million ($2.4 million), reflecting a foreign exchange loss in 1997 due to depreciation of the drachma, compared to a gain in 1996, offset in part by an increase in other income.

  Provision for income taxes decreased GRD 183 million ($0.6 million) from GRD 431 million ($1.5 million) in Fiscal 1996 to GRD 248 million ($0.9 million) in Fiscal 1997. The statutory rate during these periods was 35%. The effective tax rate was slightly higher during Fiscal 1997 primarily reflecting higher levels of non-deductible expenses during that period. Subsequent to year-end 1997, the statutory tax rate was increased from 35% to 40%.

  Net income decreased GRD 219 million ($0.8 million) to GRD 253 million ($0.9 million). As a percentage of total net revenue, net income decreased from 1.9% to 1.0%.

Liquidity and Capital Resources

  The Company historically has funded its operations, expenditures for programming, working capital requirements and capital expenditures principally through a combination of indebtedness and cash flow from operations. As of December 31, 1998, the Company had approximately GRD 32,600 million ($116.5 million) of total long-term debt (principally the Senior Notes, as well as long-term obligations under capital leases).

  The Company's principal uses of funds are payments for programming (which includes cash expenditures for programming aired during the period plus cash expenditures for programming to be aired in the future), which expenditures totaled GRD 13,468 million ($48.1 million) in Fiscal 1997 and GRD 14,401 million ($51.4 million) in Fiscal 1998. The Company intends to use approximately $25.2 million of the net proceeds from the Offering, together with available cash of GRD 11,285 million ($40.3 million) as of December 31, 1998, to fund the Acquisitions, its investment in digital production, news gathering and transmission equipment, the acquisition of new offices and production facilities and the distribution of programming in Europe and South Africa. The balance of the proceeds (approximately $49.5 million) will be used to fund the Company's investment in a DTH venture, if an appropriate opportunity presents itself, to develop DTH programming and channels, and for working capital and general corporate purposes (including, without limitation, the reduction of the Company's indebtedness from time to time). See "Use of Proceeds." In connection with its acquisition of Antenna Radio, the Company will assume approximately $5.2 million of indebtedness (which it intends to repay over time with operating cash from Antenna Radio). Based on its current analysis of operations, management believes that the balance of the proceeds together with cash flow from operations will be sufficient to meet its cash flow needs for the current fiscal year. Factors beyond the Company's control may cause its anticipated cash flow needs to vary in the future. See "Special Note Regarding Forward-Looking Statements" and "Risk Factors."

  Operating Activities. Net cash used in operating activities was GRD 4,785 million ($17.1 million) in Fiscal 1997 compared to net cash provided of GRD 4,152 million ($14.8 million) in Fiscal 1998, reflecting an increase in income from operations and an increase in accrued expenses. Net cash provided by operating activities was GRD 1,857 million ($6.6 million) in Fiscal 1996.

  Investing Activities. Net cash used in investing activities was GRD 240 million ($0.9 million) in Fiscal 1997 and GRD 385 million ($1.4 million) in Fiscal 1998, reflecting increased purchases of fixed assets such as technical, computer and office equipment. Net cash used in investing activities was GRD 226 million ($0.8 million) in Fiscal 1996.

  Financing Activities. Net cash provided by financing activities was GRD 16,609 million ($59.3 million) in Fiscal 1997 compared to net cash used of GRD 3,963 million ($14.2 million) in Fiscal 1998. In Fiscal 1997, the Company raised the proceeds from the Senior Notes which, together with available cash, were used to fund operating activities. In Fiscal 1998, the Company used cash provided by operating activities to fund the payment of dividends and other financial expenses. Net cash used in financing activities was GRD 4,463 million ($15.9 million) in Fiscal 1996.

  Distributable Reserves. The Company had distributable reserves in its Greek statutory accounts of approximately GRD 1,626 million ($5.8 million), and, subject to the provisions of the Senior Notes Indenture, distributed GRD 1,000 million ($3.6 million) of such reserves in August 1998 as a dividend, which was declared in June 1998. Other than the foregoing, the Company does not intend to pay dividends for the foreseeable future. The declaration of future dividends will be subject to the requirements of Greek corporate law and the terms of the Senior Notes Indenture. See "Dividend Policy" and Note 20 of Notes to Financial Statements.

  Other Long-term Liability. The Company has an outstanding liability to the Pension Fund for Athens and Thessaloniki Newspaper Employees for advertiser contributions. It is expected that the repayment terms will be structured over approximately three years. An installment of approximately GRD 322 million ($1.2 million) was paid during Fiscal 1997 and approximately GRD 1,001 million ($3.6 million) was paid during Fiscal 1998.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk Management

  The Company's functional currency is the drachma, but certain of its revenue, operating costs and expenses are denominated in foreign currencies. Transactions involving other currencies are converted into drachmae using the exchange rates in effect at the time of the transactions. Assets and liabilities denominated in other currencies are stated at the drachma equivalent using exchange rates in effect at period-end. Non-drachma denominated revenue, principally from licensing and distribution of programming outside Greece, accounted for GRD 2,043 million ($7.3 million), or 6.4%, of total net revenue in Fiscal 1998. The Company's non-drachma denominated operating costs, principally foreign-produced programming invoiced in U.S. dollars, accounted for 5.1% of total net revenue in Fiscal 1998. Non-drachma denominated indebtedness (primarily U.S. dollars) totaled GRD 32,666 million ($116.8 million), or 100%, of total indebtedness, at December 31, 1998. Gains and losses resulting from exchange rate fluctuations are reflected in the statements of operations.

  Historically, advertising in most forms of media has been correlated to general economic conditions. Since substantially all of the Company's operations are conducted in Greece, the Company's operating results will depend to a certain extent on the prevailing economic conditions in Greece. Furthermore, a significant proportion of the Company's revenue is in drachmae. On March 14, 1998, the drachma was devalued against major currencies by approximately 14% in an effort by the Greek government to meet European Monetary Union ("EMU") membership targets with respect to budget deficits and inflation. The devaluation successfully resulted in the first step towards qualification for EMU membership by bringing the drachma into the European Exchange Rate Mechanism ("ERM"). Two years of ERM membership is a prerequisite to joining the EMU. The Company believes that the devaluation of the drachma could result in general economic conditions that favor increased advertising expenditures and that it is well positioned to benefit from any such general increases in advertising expenditures. Any such increases, however, would be offset by any foreign exchange losses incurred to meet non-drachma denominated obligations from drachma denominated revenues to the extent non-drachma dominated revenues and cash on hand are insufficient to meet such non-drachma denominated obligations.

  The Company expects to increase modestly the level of non-drachma denominated revenue as result of its strategy of increasing its sales of programming to Greek-speaking audiences resident outside Greece and to other markets.

  The Company hedges elements of its currency exposure through use of such derivative instruments as forward exchange agreements and currency options, though it might also consider interest rate swaps. Its current instruments expire in May 1999, and the Company is evaluating alternatives in anticipation of such expiration. Derivatives involve, to varying degrees, market exposure and credit risk. Market exposure means that changes in interest rates or currency exchange rates cause the value of financial instruments to decrease or increase or its obligations to be more or less costly to settle. When used for risk management purposes, any gains or losses on the derivatives will offset losses or gains on the asset, liability or transaction being hedged. The Company has experienced net foreign exchange losses in the past, and it could experience net foreign exchange losses in the future to the extent that foreign exchange rates shift in excess of the risk covered by hedging arrangements. Credit risk would arise in the event of non-performance by a counterparty. The Company intends to minimize credit risk by entering into contracts only with highly credit rated counterparties and through internal limits and monitoring procedures.

  The financial instruments to which the Company is a party are recorded in the balance sheet at fair value unless, for accounting purposes, they meet the criteria for a hedge of an identifiable foreign currency commitment. A foreign exchange contract is considered a hedge of an identifiable foreign currency commitment if: (i) the contract is designated, and effective, as a hedge of a foreign currency commitment and (ii) the foreign currency commitment is firm. Gains and losses on foreign exchange contracts meeting these criteria are deferred and included in the measurement of the related foreign currency transaction, unless it is estimated that the deferral would lead to recognition of losses in a later period, in which case such losses are not deferred.

  The Company has entered into a forward contract for the purchase of U.S. dollars. The notional amount of the contract is $87 million. The forward rate is 334 drachmae to the dollar. The premium (representing the difference between the spot rate of 310 drachma to the dollar on the contract's effective date and the forward rate), aggregating GRD 2,088 million ($7.5 million), is being amortized over the term of the contract (May 1999). Of this amount, GRD 1,305 million ($4.7 million) was recognized in Fiscal 1998, with the balance to be recognized over the life of the contract (the first and second quarters of 1999). In addition, foreign exchange gains or losses on the Company's non-drachma denominated indebtedness (currently, the Senior Notes) will be partially offset by corresponding losses or gains on the forward contract's notional amount.

  At December 31, 1998, the following contracts to buy and sell currencies (maturing within one year) were outstanding:

                                                                      Mark to
                    Currency                    Buy       Sell      Market Value
                    --------                   ------ ------------- ------------
                                               (GRD)                   (GRD)
                                                      (in millions)
   Forward contract ($87 million)............. 29,058      --           533

  The Company also purchased for GRD 695 million ($2.48 million), a currency option during the fourth quarter of 1998 to sell dollars in May 1999 at GRD 280 per dollar, covering a notional amount of $104 million. The option has been recorded on the balance sheet at its market value and will be marked to market each accounting period with the resulting gain or loss being reflected in the statement of operations. During the fourth quarter of 1998, GRD 254 million ($0.9 million) was recorded as part of the foreign exchange loss in the statement of operations. The remaining amount paid will be recognized in the statement of operations over the remaining life of the option (the first and second quarters of 1999).

  The following table sets forth the principal, cash flows and related weighted average interest rates by expected maturity date of indebtedness of the Company that may be sensitive to foreign currency exchange rate fluctuations:

                Financial Instrument               Maturity (2007)  Fair Value
                --------------------               --------------- ------------
                                                   (GRD)       ($) (GRD)    ($)
                                                          (in millions)
   Senior Notes ($115 million)....................  32,545  115.0  27,663  97.8
   Average interest rate..........................       10%            --

  The average interest rate represents the stated interest rate of 9% plus amortization of deferred issuance costs.

Interest Rate Risk Management

  The Company manages interest rate risk by financing noncurrent assets and a portion of current assets with equity, long-term liabilities and long-term debt with fixed interest rates.

  The following table sets forth the principal, cash flows and related weighted average interest rates by expected maturity date of indebtedness of the Company that may be sensitive to interest rate fluctuations:

               Financial Instrument              Maturity (2007) Fair Value
               --------------------              --------------- -----------
                                                 (GRD)       ($) (GRD)   ($)
                                                          (in millions)
   Senior Notes ($115 million)..................   32,545 115.0  27,663 97.8
   Average interest rate........................       10%           --

  The average interest rate represents the stated interest rate of 9% plus amortization of deferred issuance costs.

Year 2000 and Euro Conversion

  The Company is aware of the issues associated with the programming code in existing computer systems as the millennium (Year 2000) approaches. The "Year 2000 problem" is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two digit year value to
00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

  The Company is in the process of upgrading its management information system under the direction of the Information Technology Department. The principal areas affected by the Year 2000 problem are its computer network, customer billing system and business systems (accounting, finance, advertising, marketing, human resources, journalist support and transmission systems). The hardware related to its computer network is Year 2000-compliant, while the operating systems related to the computer network are expected to be year 2000-compliant by mid-1999. During 1998, the Company spent GRD 52 million ($0.2 million) upgrading its computer network. The software applications related to its business systems are expected to be Year 2000-compliant by early 1999. The cost of upgrading the Company's accounting and finance systems is estimated to be GRD 50 million ($0.2 million). The balance of the necessary upgrades will be completed by the end of 1999, at a cost of approximately GRD 92 million ($0.3 million).

  The Company is continuing to evaluate the extent to which non-information technology systems may be impacted by the Year 2000 and the types of contingency plans that may be necessary if its management information systems and/or non-information technology systems were to be non-Year 2000 compliant. Such an evaluation is expected to be completed by mid-March 1999. The Company is also continuing to evaluate the extent to which failure of third parties with which the Company interacts to be Year 2000-compliant could have a material adverse effect on the Company's financial condition or results of operations. Such third parties could include, among others, advertisers, providers of satellite transmission facilities, production companies and suppliers of foreign programming. Any Year 2000 compliance problem of the Company, any of its vendors and any other company with which it interacts or otherwise does business could have a material adverse effect on the Company's financial condition or results of operations. The Company's Year 2000 upgrade is expected to be completed by mid-1999. The Company has not yet developed contingency plans that address its failure to be Year 2000-compliant or the failure of third parties with which the Company deals to be Year 2000-compliant.

  The Company's revenues and expenses are denominated in drachmae and dollars. Greece is not among the eleven members of the European Union whose currencies became subject to conversion to the euro commencing January 1, 1999. The Company is not party to any material contracts in which payment is expected to be made in a currency which is scheduled to be converted to the euro. The Company's upgraded management information system is expected to be capable of handling conversion to the euro.

Inflation

  Although the Greek economy has long been subject to both high levels of inflation and the effects of the Greek government's measures to curb inflation such as high real interest rates, the Company does not believe inflation has had a material effect on its results of operations or financial condition for the periods presented. Greece experienced average annual rates of inflation of 10.9%, 8.9%, 8.2%, 5.6% and 4.8% in the years 1994 through 1998, respectively.
See "Risk Factors--Possible Effects of Inflation and Fluctuations in Exchange Rates."

Recent Accounting Pronouncements

Derivative Instruments

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management has not determined the effect of the adoption of SFAS 133.

Accounting for Computer Software

  In January 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 becomes effective for all fiscal years beginning after December 15, 1998. The Company does not expect the adoption of SOP 98-1 to have a material impact on Company's financial statements.

Reporting on the Costs of Start-Up Activities

  The AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" ("SOP 98-5") in April 1998 and is effective for fiscal periods beginning after December 15, 1998. SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. The Company is evaluating the effect of the pronouncement.

                                   BUSINESS

The Company

  The Company owns and operates ANTENNA TV, which is one of the leading television broadcast networks and producers of television programming in Greece. Among Greek television networks, Antenna has the leading share of television advertising revenues and a leading position in terms of ratings and audience share. Antenna's position has been achieved through an emphasis on quality and innovative programming that appeals to a variety of audience segments representing a broad cross-section of the Greek population and enjoys strong brand recognition. Antenna operates 24 hours a day, seven days a week through a network of approximately 450 transmission towers and relay stations located throughout Greece. The Company provides over-the-air television broadcasting services and its broadcasts reach approximately 99% of Greece's
3.2 million television households, thereby accessing an audience of approximately 10.3 million people. Antenna's broadcast signal can also be received in parts of Greece's neighboring countries, including Albania, Bulgaria, the Former Yugoslav Republic of Macedonia, new Yugoslavia (Serbia and Montenegro), Turkey and Romania. The Company, which was founded by Mr. Minos Kyriakou, its current Chairman and Chief Executive Officer, commenced operations in December 1989 shortly after the introduction of private commercial television in Greece.

  The Greek advertising industry, and television advertising in particular (which the Company estimates represented 65% of total advertising in 1998), has grown significantly in recent years. Television advertising expenditures have experienced approximately 20% average annual real growth since 1989, outpacing the growth in total advertising expenditures. This growth is attributable to a number of factors, including the introduction of private commercial television in Greece in 1989 and increased average television viewing time. There currently are nine television networks ranked by AGB broadcasting nationally, six of which are private. For Fiscal 1998, these nine networks accounted for approximately 89% of the audience share and 99% of the television advertising expenditures in Greece. Greek average daily television viewing time increased from 131 minutes in 1990 to 219 minutes in 1998, primarily as a result of higher quality programming and greater programming variety.

  The Company seeks to position itself as a provider of high quality and innovative programs and as the authoritative voice in Greece for news and current affairs programs. The Company produces a significant proportion of its own programming, which enables it to respond more effectively to the viewing tastes of its target audiences and to control costs through test marketing of pilot programs. This strategy is designed to maximize audience share and ratings. In 1998, approximately 70% of Antenna's weekly, prime time programming and approximately 77% of programming aired between 7:00 a.m. and 1:00 a.m. (based on hours broadcast) was produced by Antenna. The balance was acquired by Antenna from a variety of suppliers. Antenna is the only Greek network to consistently produce its own soap operas, which are among the most popular types of television programs in Greece. Since 1990, Antenna has been the principal contributor from Greece to CNN for news relating to Greece, a regular contributor to CNN's Sunday World Report and a contributor of news feeds to a number of networks relating to certain areas outside of Greece, such as the neighboring Balkan countries.

Business Strategy

  The Company will continue to focus on its core activities and expand into complementary media-related activities in order to maximize its operating performance and profitability. The strategies to achieve these objectives include the following:

  . Maximizing Audience Share. The Company intends to continue to produce and broadcast programming that will enable it to maintain and enhance its leading position in the Greek multi-channel television market. The Company believes that its innovative and high-quality programming and experience in scheduling enables it to achieve greater audience share. Since its launch, the Company has been, and expects to continue to be, a market innovator in programming formats and scheduling.

  . Successfully Targeting Attractive Demographic Groups. The Company seeks to maximize its advertising revenue by broadcasting programming that appeals to a variety of audience segments representing a broad cross-section of the Greek population. Antenna places particular emphasis on attracting viewers from demographic groups that are most attractive to advertisers. The Company produces a significant proportion of its own programming, which enables it to respond more effectively to the viewing tastes of its target audiences. The Company's programming includes news, talk shows and current affairs programs, soap operas, selected foreign movies and exclusive live sports coverage, which are broadcast in time slots aimed at gaining the largest and most attractive demographic audience profile from the potential viewership at that time. The Company also seeks to maximize advertising revenue by increasing the percentage of airtime sold at higher rates. Furthermore, Antenna was the first network in Greece to offer advertisers the opportunity to target specific demographic groups through one- to three-minute fillers between programs. Antenna believes it is the first broadcaster to develop a strategy to target specific local markets within Greece for advertising, using technology already in place.

  . Building and Capitalizing on Programming Library. During the past few years, the Company has invested significantly in the development of its programming library. The programming library represents approximately 32,670 hours of programming produced by Antenna and 4,138 hours of acquired programming. Programs are produced and marketed with a view to maximizing both short-term revenue from the initial airing and long-term profitability through reruns and sales of broadcast rights. The Company expects to continue to expand its programming library and to exploit the library through the airing of reruns and the distribution and syndication of broadcast rights to third-parties. Programming sales include content for Greek-speaking audiences resident outside Greece and dubbed content sold to other markets. Sales targeting Greek-speaking viewers include sales of programming aired in Cyprus, the United States, Canada and Australia. Antenna expects to target Greek-speaking audiences in certain countries in Europe and South Africa through the launch of its own networks. Sales of programming dubbed in other languages, including soap operas, sports and made-for-television movies, are expected in Latin America, the Balkans and the Middle East. The Company also plans to sell programming to neighboring countries, particularly countries in the Balkan region, whose populations share cultural and other similarities with Greece and which have experienced an influx of investment by Greek companies, including a number of the Company's principal advertisers.

  . Increasing Efficiency, Cost Control and Synergies. The Company aims to maximize profitability by increasing efficiency, upgrading management information systems and maintaining strict cost discipline through rigorous budgeting, careful program planning as well as selected audience and advertiser testing of pilot programs to ensure that potential advertising revenue justify programming costs. The Company believes that its ability to maximize its profitability and control its costs are significantly enhanced by maintaining a high level of in-house production, investing in state-of-the-art production (to reduce hours needed for production and the costs per hour), news gathering and transmission technology. The Company also seeks to retain its key talent through long-term employment contracts, attractive compensation terms and brand leadership. The Acquisitions are expected to give rise to certain synergies. For example, the Company believes that the integration of Antenna Radio with its existing broadcasting operations will give rise to synergies in production of news, sales, promotions and administrative services.

  . Capitalizing on Market Leadership to Expand into Related Media. The Company intends to capitalize on its market leadership as an advertising medium and producer, owner and broadcaster of programming, as well as its strong brand identity, to expand into direct broadcast satellite distribution and radio. A portion of the proceeds from the Offering will be used to fund the acquisition of Antenna Radio and, if an appropriate opportunity presents itself, the Company's investment in a DTH venture and to develop DTH programming and channels.

  . Pursuing Complementary Business Opportunities. In addition to the sale of broadcast rights for its own programming, the Company also seeks to generate incremental revenue through other means such as infomercials, audiotext programming, home shopping sales and merchandising, which are promoted during dead time. The Company also expects to generate additional revenue through the publication of a television magazine. The Company's merchandising operations include a co-branded Visa credit card issued by the Commercial Bank of Greece, the second largest bank in Greece, sales of popular Antenna-produced shows, series and sporting events on video cassettes and sales of merchandise bearing the Antenna logo.

Greek Television Broadcasting Industry

  The private commercial television industry in Greece began in late 1989. At that time, the Greek television industry consisted of three government-owned television stations (ET1, ET2 (which subsequently changed its name to NET) and ET3) operated by ERT S.A. ("ERT"), the state-owned radio and television broadcaster in Greece. Antenna was launched in December 1989, shortly after the introduction of private commercial broadcasting in Greece. Six other private commercial national networks--Mega Channel (launched in November
1989), New Channel (launched in April 1990), Star TV (launched in September
1993), Skai TV (launched in October 1993), Macedonia TV, formerly a regional station (launched in April 1994) and Channel 5 (launched in November 1994)-- and a number of regional stations covering different geographic areas of Greece currently are operational. See "--Regulation." In addition, a number of small local stations broadcast without regulatory approval, but are not considered to have a significant impact on the national or regional advertising market. The number of such stations has been estimated to be as high as 250, though government efforts to close down such stations has reduced the number to approximately 120. Such efforts are continuing. In Fiscal 1998, the nine national television broadcasters ranked by AGB accounted for approximately 89% of the audience share and 99% of the television advertising expenditures in Greece.

  In October 1994, NetHold Mediterranean, a subsidiary of NetHold, began offering subscription premium movie and sports programming in Greece through a contractual arrangement with ERT. NetHold Mediterranean has reported that it has approximately 250,000 subscribers. In addition, certain international programmers, such as CNN, Euronews, Eurosport/TV5 Europe and RIK, currently have their programming retransmitted in Greece by ERT. The Company believes that such broadcasts have a negligible impact on the national advertising market.

Greek Television Advertising Market

  There are approximately 10.5 million people and approximately 3.2 million television households in Greece. Daily viewing time in Greece has increased significantly since the introduction of private commercial television broadcasting in 1989. In 1998, Greek daily viewing time was 219 minutes, compared to 131 minutes in 1990.

  The Company estimates that Greek television net advertising expenditures have experienced 20% average annual real growth since 1989, reaching approximately GRD 80 billion ($285.8 million) in 1998. This growth is due primarily to the availability of new products and services and the privatization of Greek television, which increased average television viewing time as a result of the higher quality and greater variety of programming. Other factors contributing to the growth of the advertising industry generally include a greater commercial emphasis on the part of an increasing number of Greek companies being privatized, increased competition generally (particularly in the food and beverage, household products, financial services, automotive and mobile telephony sectors) and increased production and marketing of brand-name products.

  Television advertising in Greece accounts for a significant proportion of total display advertising (GRD 124 billion ($443 million) in 1998). The Company estimates that the proportion of Greek advertising (other than outdoor advertising, which the Company believes to be immaterial) represented by television advertising in 1998 was approximately 65%, as compared to 43% in 1989. In contrast, the Company estimates that the proportion of advertising represented by magazine advertisements, newspaper advertisements and advertisements aired over radio in Greece in 1998 was approximately 16%, 12% and 7%, respectively. Regulatory changes that took effect at the beginning of 1996 caused television broadcasters to cease offering free advertising. Such regulatory changes did not affect other media. See "--Television Advertising-- Advertising Share." Accordingly, the reported 1997 and 1998 advertising figures for television advertising, on the one hand, and other media, on the other, are not fully comparable. The proportion of advertising in Greece represented by television advertising is one of the highest in the EU.

  The high proportion of advertising in Greece that is represented by television advertising is attributable to a number of factors. These factors include the relative popularity of television and its potential to deliver more value relative to expenditures than other forms of advertising. Generally, television's cost per 1,000 individuals reached (known as CPT) is significantly lower than the CPT for newspaper and print advertising. In addition, television is able to achieve more rapid "reach and frequency" build-up (the criteria for evaluating the level of cumulative audience exposure for advertising campaigns on the basis of the percentage of persons exposed to an advertisement and the average number of exposures) than other media. Furthermore, television has the potential to be more flexible, in terms of deadlines and bookings, than other media.

Programming

  The Company has positioned its broadcasting channel as a general audience programmer, offering a full range of programming including national and international news programs, talk shows and current affairs programs, foreign and Greek dramas, situation comedies, soap operas, sporting events, variety shows, game shows, Greek films and foreign feature films. Since its launch, Antenna has been, and expects to continue to be, a market innovator in Greek program formats and scheduling. Antenna was the first network in Greece to introduce an entertainment and news program in the early evening (in 1990), daytime talk shows dedicated to contemporary social issues (also in 1990), a morning talk show (in 1991) and 24-hour programming coincident with the outbreak of the Gulf War (also in 1991). These formats are now standard in the Greek market. Antenna was also the first television network in Greece to produce, and is currently the only such network to consistently produce, its own soap operas. In 1998, approximately 70% of Antenna's weekly, prime time programming (9:00 p.m.-11:00 p.m.) and approximately 77% of programming aired between 7:00 a.m. and 1:00 a.m. (based on hours broadcast) was produced by Antenna. The balance was acquired by Antenna from a variety of suppliers, principally U.S. studios and programming distributors.

  The following table sets forth a breakdown of Antenna's own programming and of acquired programming for 1997 and 1998 aired between 7:00 a.m. and 1:00 a.m.:

Own Programming:
                                             1997                 1998
                                     -------------------- --------------------
                                      Yearly               Yearly
                                       Hours                Hours
Type of Program                      Broadcast Percentage Broadcast Percentage
---------------                      --------- ---------- --------- ----------
News................................     730      13.2%       748      14.2%
Talk shows and current affairs......   1,267      22.9      1,155      21.9
Greek prime time dramas, situation
 comedies and soap operas...........     770      13.9        926      17.6
Sports programs and live sporting
 events.............................     267       4.8        190       3.6
Variety shows.......................   1,064      19.2        645      12.2
Game shows..........................     135       2.4        149       2.8
Other...............................      87       1.6        257       4.8
                                       -----     -----      -----     -----
  Total own programming.............   4,320      78.0%     4,070      77.1%
                                       -----     -----      -----     -----
Acquired Programming:
Type of Program
---------------
Foreign series......................     369       6.7%       326       6.2%
Children's programming..............     326       5.9        370       7.0
Foreign movies......................     257       4.6        193       3.7
Greek movies........................     264       4.8        317       6.0
                                       -----     -----      -----     -----
  Total acquired programming........   1,216      22.0%     1,206      22.9%
                                       -----     -----      -----     -----
    Total...........................   5,536     100.0%     5,276     100.0%
                                       =====     =====      =====     =====

  During the past few years, the Company has invested significantly in the development of its programming library. The programming library represents approximately 32,670 hours of own programming and 4,138 of acquired programming. The Company continues to derive revenue from the airing of this programming, either through reruns or the distribution and syndication of such programming outside Greece. As of December 31, 1998, 47% of its programming library was fully amortized.

Programming Produced by Antenna

  The Company produces a variety of programs including news programs, talk shows and current affairs programs, dramas, situation comedies, soap operas, sports programs, variety shows and game shows. In 1998, Antenna produced all of its ten most highly rated, regularly scheduled weekday programs and its ten most highly rated, regularly scheduled weekday prime time programs.

  Programs produced by Antenna are produced either directly by Antenna at its own facilities (approximately 80%) or under contract with third-party production companies that provide Antenna with production facilities and equipment (approximately 20%). In both cases, Antenna uses its own employees or hires part-time personnel (including screenwriters, actors, producers and directors) for substantially all of its production needs. Sub-contracting with third-party production companies provides Antenna with additional production facilities when needed, thereby reducing the fixed cost base which would be required to maintain additional production facilities that may not be fully utilized on a daily basis. The majority of programming produced at Antenna's own facilities consists of news, current affairs and talk shows that are broadcast live, as well as soap operas and variety shows. Programming produced under contract includes dramas, situation comedies and game shows.

  The Company intends to continue to produce a substantial portion of its own programming as part of its strategy to increase audience share and attract viewers from the demographic groups that are most attractive to advertisers and to provide programming for foreign distribution. The Company's on-going efforts to ensure high quality, popular programming include a wide range of initiatives with regard to marketing, personnel and production. With the aid of professional research companies, the Company uses audience focus groups in determining which programs to broadcast and when. The Company carries out a number of projects with such focus groups to ascertain general market trends and the popularity of television personalities, and to test pilot programs to determine their viability prior to committing significant financial and other resources. Antenna places great emphasis on attracting and retaining leading television scriptwriters, producers, directors, actors, game-show hosts, journalists and newscasters through negotiated employment contracts, attractive compensation packages, high quality programs and production facilities, active publicity in support of talent and the recognized brand-name of Antenna. Current initiatives to improve the technical quality and reduce operating costs related to Antenna's program production include enhancements to the Company's filming and editing facilities, investment in digital production, news gathering and transmission equipment and the acquisition of new offices and studios.

  News. Antenna's news programming includes news broadcasts in the morning, afternoon, early evening, prime time and late-night time slots. Antenna places great emphasis on producing news programs that will be viewed as the authoritative source in terms of accuracy and objectivity, and strives to be the first to report breaking news stories. Antenna's news programs consistently have drawn the highest average audience shares in the market. Since 1990, Antenna has been the principal contributor from Greece to CNN for news relating to Greece, a regular contributor to CNN's Sunday World Report and a contributor of news feeds relating to areas outside of Greece, such as the Balkans. In addition, the Company undertakes indepth analysis and investigative reporting to produce high-profile news stories and documentaries concerning historical events and contemporary issues of interest to its target audience and of significant archive value.

  The Company maintains eight external news gathering (ENG) crews in Athens, and approximately nine in other major cities in Greece, as part of its news-gathering operation. The Company can rapidly deploy additional ENG crews in response to particularly newsworthy events. Antenna has permanent news correspondents stationed in London, Brussels, Moscow, New York, Washington, D.C., Sydney, Bonn, Rome, Belgrade, Paris, and Nicosia, as well as a network of 20 correspondents throughout Greece and five correspondents in Thessolaniki.

  The Company is a member of the European Association of Private Television ("ACT"), an EU lobbying organization representing Europe's leading private television networks. The Company is also a founding member and the only Greek partner of ENEX, an organization established for the gathering and exchange of news among Europe's leading private television networks. ENEX, whose members include ITV (UK), TF1 (France), RTL/CLT (Luxembourg), SAT1 (Germany), Telecinco (Spain) and Fininvest (Italy), is the private commercial counterpart to the European Broadcast Union, which performs similar news gathering and exchange functions for state-owned networks in Europe. Membership helps the Company contain the cost of news production. The Company intends to strengthen existing arrangements with leading networks such as CBS, CNN, World Television Network (WTN) and other international media companies.

  Talk Shows and Current Affairs. Antenna provides commentary on various contemporary topics through its live talk shows and current affairs programs. Talk shows include the highly rated daily morning talk show (Kalimera Ellada (Good Morning Greece)) and a daily afternoon talk show (Epitelous Mazi (Finally Together)), the latter of which holds the record for daytime audience share and rating. Each of these daytime talk shows is hosted by a well-known television personality and focuses on contemporary social issues. Current affairs programs include a weekly late night talk show (E Ora Tis Alithias (The Moment of Truth)), which focuses on social issues and current domestic and international political issues; a weekly show focusing on celebrity news; a weekly cinema news and review show; and a Sunday talk show hosted by a newscaster with television, music, sports and other celebrity guests.

  Variety Shows. The Company produces various daily and weekly variety shows generally hosted by popular entertainers. These include Proinos Kafes (Morning Coffee), Mazi Tin Kiriaki (Together on Sunday), and Katse Kala (Behave). Such shows typically feature games, interviews, and singing, dancing and other light entertainment. Morning Coffee, a three and one half-hour program aired daily on weekdays, has been an integral part of Antenna's line-up since 1990 and is the highest rated show during its day part.

  Greek Prime-Time Dramas, Situation Comedies, Comedy Programs and Soap Operas. The Company produces a variety of weekly drama series, a number of situation comedies and a weekly comedy program (Aman (Enough)), a satire of current events popular among young adults. The Company currently produces two Greek soap operas, the highly rated Kalimera Zoe (New Life) and Lampsi (Reaching for the Light). These two daily soap operas are produced at the Company's two largest studios. The Company films two episodes daily on eight-hour shifts, typically with 500 half-hour episodes being produced each year. Antenna's soap operas have consistently been among Greece's 20 highest rated television shows. As of February 1, 1999, New Life had filmed 1,300 episodes and Reaching for the Light had filmed 1,836 episodes.

  Sports Programs and Live Sporting Events. The Company airs a variety of sporting events, such as basketball games and track and field events. During the next four years, the Company has the rights to broadcast the six games of the Golden League, a worldwide track and field competition under the auspices of the International Amateur Athletic Federation. The Company also has the exclusive rights, during the next two years, to broadcast the games of the Greek Basketball Cup (seven games in the 1998-1999 season and nine games in the 1999-2000 season) and the national basketball team of Greece (five games in each of the next two years).

  Game Shows. The Company produces a highly rated daily trivia quiz show (Deka me Tono (Fifteen to One)) and a game show broadcast on Saturdays. The production costs of Fifteen to One are partially subsidized by an advertiser. In November 1997, the Company introduced Super Game, a daily, three-minute live game show in which viewers compete for prizes, which is produced in cooperation with Audiotex. Also in November 1997, the Company began airing Joker, a five-minute combination game show/variety program subsidized by the Greek national lottery (one of the larger advertisers in Greece), which features entertainment and the live drawings of one of the lotteries organized and sponsored by the Greek national lottery. In October 1998, the Company began airing Andres Eteme Gia Ola (Man to Man), a weekend game and variety show and Kolete (Best Friends), a game show targeting younger audiences.

  Other. Antenna began producing made-for-television movies in 1994. The Company seeks to ensure the success of such movies and further enhance the brand-name appeal of its programming by producing movies based on its most popular drama series. Among others, the Company has capitalized on the success of two of its popular action series (Tmima Ethon (Vice Squad) and Anatomia enos Eglimatos (Thou Shalt Not Kill)) by producing 17 movies based on these series. These movies, which are rerun periodically, create a profitable continuing source of revenue for the Company. Antenna is the only Greek television network that has produced such movies.

  Special events programming includes exclusive broadcast rights to the Greek beauty pageant, which currently holds two events annually (Miss Greece and Miss Young). The Company also produces special programs for Christmas, Easter, political elections and other major events, including the Greek music awards. Antenna also produces documentaries on a number of contemporary, historical and cultural subjects.

  Antenna is also a member of the Permanent Conference of Mediterranean Audiovisual Operators, a 34-member group of networks from 27 countries in the Mediterranean region that address co-production and other issues relevant to the audiovisual industry.

Acquired Programming

  Antenna purchases programming, consisting principally of content produced in the United States, from approximately 54 suppliers, including MGM/UA, Paramount, Columbia TriStar, Warner Brothers, Turner Entertainment, ABC, NBC and CBS. Antenna's acquired programming includes Greek and foreign feature films, television series, children's programming, game show formats and CBS news broadcasts.

  Acquired programming is licensed directly from suppliers or from Greek distributors, in each case pursuant to separately negotiated agreements, the terms of which vary. Generally, Antenna acquires rights to broadcast the respective programs via television in Greece within a specified time period. Antenna arranges for Greek subtitles, which are preferred by Greek audiences to Greek language dubbing, to be added to acquired programming (other than children's programming).

Scheduling

  Antenna's scheduling is based on the following key time slots: weekday mornings (7:00 a.m.-1:30 p.m.), weekday afternoons (1:30 p.m.-6:00 p.m.), weekday evenings (6:00 p.m.-9:00 p.m.), weekday prime time (9:00 p.m.-11:00 p.m.), weekday late evenings (11:00 p.m.-1:00 a.m.) and weekends. Antenna is the only Greek network broadcasting live for more than six consecutive hours, from 7:00 a.m. until 1:30 p.m. The following table summarizes Antenna's weekday programming for the 1999 mid-season:

         Time                          Name                        Program Type
 --------------------- ------------------------------------- ------------------------
 7:00 a.m.-10:00 a.m.  Kalimera Ellada (Good Morning Greece) A live, current-affairs morning magazine, hosted
                                                             by a well-known
                                                             journalist.
 10:00 a.m.-1:30 p.m.  Proinos Kafes (Morning Coffee)        A live, morning variety
                                                             show.
 11:00 a.m.-11:05 a.m. News                                  Headlines.
 1:30 p.m.-2:00 p.m.                                         Reruns of Greek
                                                             situation comedies.
 2:00 p.m.-2:40 p.m.   News                                  National and
                                                             international news,
                                                             special reports, sports
                                                             and weather.
 2:40 p.m.-3:50 p.m.                                         Reruns of Greek
                                                             situation comedies.
 3:50 p.m.-4:00 p.m.   Super Game                            Live game show, produced
                                                             in cooperation with
                                                             Audiotex.
 4:00 p.m.-4:50 p.m.   The Young and the Restless            U.S. soap opera.
 4:50 p.m.-5:40 p.m.   Deka me Tono (Fifteen to One)         Daily quiz game show.
 5:30 p.m.-5:40 p.m.   News                                  Headlines.
 5:40 p.m.-6:20 p.m.   Kalimera Zoe (New Life)               Daily Greek soap opera.
 6:20 p.m.-7:15 p.m.   Epitelous Mazi (Finally Together)     Day time talk show
                                                             hosted by a well-known
                                                             television personality.
 7:15 p.m.-8:00 p.m.   Lampsi (Reaching for the Light)       Daily Greek soap opera.
 8:00 p.m.-9:00 p.m.   News                                  National and
                                                             international news,
                                                             special reports, sports
                                                             and weather.
 9:00 p.m.-12:15 a.m.                                        Late night programming
                                                             includes Greek situation
                                                             comedies, Greek dramas
                                                             (first runs and reruns),
                                                             Greek movies, foreign
                                                             movies and series, talk
                                                             shows, comedy and
                                                             entertainment programs
                                                             as well as live sporting
                                                             events coverage,
                                                             particularly basketball,
                                                             and a one-minute news
                                                             bulletin.
 12:15 a.m.-12:35 a.m. News                                  National and
                                                             international news,
                                                             special reports, sports
                                                             and weather.
 12:35 a.m.-1:00 a.m.                                        Continuation of late
                                                             night programming.

  Between 1:00 a.m. and 7:00 a.m., Antenna principally broadcasts infomercial productions, public domain foreign movies, reruns and, between 6:00 a.m. and 7:00 a.m., the CBS Evening News.

  Weekend scheduling is targeted towards younger audiences. Weekend morning programming is geared toward children and consists primarily of U.S. programs, particularly cartoons such as Teenage Mutant Ninja Turtles, Dragonball, Batman and Robin as well as action series such as Power Rangers, V.R. Troopers and Beastwars. Weekend afternoon and evening programming includes talk shows, Greek features, foreign series and films, game shows and Greek reruns.

  In addition, scheduling varies during the year, with the full season consisting of the fall premiere season, which begins in October and features new series and other programs, the mid-season, which runs from January through June and features new series, especially in prime time, and summer reruns. Programs with high production costs that are not shown on a regular basis, such as feature films, generally are aired during high revenue months. Scheduling is adjusted on a monthly basis.

  Antenna's transmission network has the technical capability to broadcast different programs to different regions of the country at the same time. It currently is using this capability to increase advertising revenue by broadcasting different advertisements in northern Greece. In October 1998, at the time of the Greek municipal elections, it increased the level of simultaneous advertising and since that time it has established a Northern Greece sales department to support this effort.

Ratings and Audience Share

  Audience survey data are used by television broadcasters and advertisers to determine how many and what type of viewers watch a particular program. The principal supplier of audience survey data in Greece is AGB, which covers nine national television networks in Greece. AGB conducts its operations by using "people meters" to record the television preferences of viewers. A "people meter" is a small computer attached to the television set that records channels watched and family members keyed in as viewing television during any particular time period, along with other statistics that are useful for both television broadcasters and advertisers. The AGB sample size is 800 households (an estimated 2,250 individuals), a sample size considered to be consistent with that used in other countries.

  The Company, in common with its private commercial competitors, derives a substantial portion of its revenue from advertising and thus seeks to maximize its share of audience and ratings. Audience share figures are expressed as a percentage of active viewing Greek television households during the time of broadcast. Ratings figures are expressed as a percentage of total Greek television households. Accordingly, ratings figures will be directly affected by the number of television sets that are turned on and, for this reason, tend to increase during the course of the day (with peak viewing occurring weekdays between 6:00 p.m. and 11:00 p.m) and tend to decrease during summer months. "Average audience share" for a period refers to the average daily audience share during that period, and "average ratings" for a period refers to the average daily ratings during that period.

  The following table sets forth the average share of audience for Antenna, generally and during prime time only (9:00 p.m.-11:00 p.m. weekdays), as compared to its principal national competitors for the periods indicated:

                                                            Average Audience
                                                                Share for
                        Average Audience Share                 Prime Time
                  ----------------------------------------  ------------------
Network           1993   1994   1995   1996   1997   1998     1997      1998
-------           -----  -----  -----  -----  -----  -----  --------  --------
Antenna..........  30.0%  27.5%  25.7%  23.0%  22.9%  23.8%     22.4%     24.1%
Mega Channel.....  34.0   26.5   25.8   23.0   21.0   20.9      24.9      26.3
ET1 and NET......  13.7   10.1    7.9    8.5    8.2   10.0       9.6      11.1
Skai TV..........   --    12.2   10.9   14.0   15.9   14.5      16.1      14.2
Star TV..........   --     5.0   12.5   14.5   14.3   13.7      13.3      12.1
Other(1).........  22.3   18.7   17.2   17.0   17.7   17.1      13.7      12.2
                  -----  -----  -----  -----  -----  -----  --------  --------
  Total.......... 100.0% 100.0% 100.0% 100.0% 100.0% 100.0%    100.0%    100.0%

--------
(1)Includes VCRs, satellite, New Channel, Macedonia TV, ET3 and Channel 5.

  The following table sets forth the average ratings figures for Antenna, generally and during prime time only (9:00 p.m.-11:00 p.m. weekdays), as compared to its principal national competitors for the periods indicated:

                                                                          Average
                                                                        Ratings for
                                           Average Ratings              Prime Time
                                    ----------------------------------  -------------
Network                             1993  1994  1995  1996  1997  1998  1997    1998
-------                             ----  ----  ----  ----  ----  ----  -----   -----
Antenna............................ 4.0%  3.4%  3.5%  3.3%  3.4%  3.6%    7.5%    8.3%
Mega Channel....................... 4.4   3.3   3.5   3.3   3.1   3.2     8.3     9.1
ET1 and NET........................ 1.7   1.2   1.0   1.2   1.3   1.5     3.2     4.2
Skai TV............................ --    1.5   1.5   1.9   2.3   2.2     5.4     4.9
Star TV............................ --    0.6   1.7   2.0   2.1   2.1     4.5     4.2

Television Advertising

General

  Substantially all of the Company's revenue is derived from the sale of national advertising. During 1998, approximately 95% of the Company's total net revenue came from broadcast television advertisements. Sales are made for advertising over a specific period of time. The Company, which sets rates monthly, has approximately 110 separate advertising rates ranging from GRD 1,200 ($4.30) to GRD 132,000 ($471.60) per second. In setting advertising rates, which are tied to specific programs, the Company considers, among other factors, the rating of the program during which advertisements will run and the likely impact of rate increases on advertising volume. The highest prices for advertisements broadcast by the Company are for certain prime time series and for talk shows, soap operas, special events and movies (which are aired during both prime time and non-prime time). Advertising prices tend to be higher during the peak viewing months of April through June and October through December than during the late summer months when many Greeks are on vacation. As is common in the industry, the Company provides certain advertising agencies with an incentive rebate (up to a maximum of 9.9% of the cost of the airtime purchased, as permitted by law) (see "--Regulation"), which are negotiated at the time such advertising arrangements are made.

  The Company sells advertising time to a broad and diverse group of advertisers. Of the revenue derived from advertising in 1998, approximately 97% was generated through advertising agencies representing multiple advertisers, with the balance generated directly from individual advertisers that negotiate their own advertising arrangements and are not represented by advertising agencies. In 1998, the Company's top 10 and top 50 advertisers accounted for approximately 21% and 49% of the Company's gross advertising revenue, respectively. No single advertiser accounted for 10% or more of the Company's 1998 gross advertising revenue. The following table sets forth the respective percentages of the Company's advertising revenue generated by particular sectors during 1996, 1997 and 1998:

   Sector                                                   1996   1997   1998
   ------                                                   -----  -----  -----
   Food and drink..........................................  24.8%  22.6%  22.3%
   Personal care and household.............................  18.0   17.8   16.1
   Automobiles.............................................   4.8    9.4    7.1
   Alcoholic beverages.....................................   7.8    7.5    6.4
   Cosmetics...............................................   5.9    7.3    5.0
   Government..............................................   1.2    4.6    7.9
   Electronics.............................................   3.1    3.5    3.9
   Services................................................   2.4    3.4    1.2
   Toys....................................................   1.7    1.0    4.8
   Paper products..........................................   0.6    0.9    1.0
   Other...................................................  29.7   22.0   24.3
                                                            -----  -----  -----
     Total................................................. 100.0% 100.0% 100.0%

  Procter & Gamble, Unilever, Delta (Greek dairy company), Fage (Greek dairy company), Estee Lauder, the Greek national lottery, United Distillers (UDV), Colgate-Palmolive, Coca-Cola Hellas and Friesland were Antenna's top 10 largest advertisers in 1998, accounting collectively for approximately 21% of Antenna's gross advertising revenue during 1998.

  The Company currently sells only a portion of its available advertising time. In addition, the Company uses a variety of means to utilize unsold advertising time in all time periods, commonly referred to as "dead time," to improve its operating results and cash flow. See "--Other Sources of Revenue." The following table sets forth for 1997 and 1998, the Company's estimates of
(i) total available advertising time sold during prime time broadcasts, (ii) total available advertising time sold during viewing hours of 7:00 a.m. to 1:00 a.m., and (iii) total available advertising time sold, each measured in terms of time sold to advertising clients and time sold to advertising clients together with dead time allocated to audiotext, infomercials and home shopping:

                                                        Measured by Time Sold
                                                       to Advertising Clients
                                                       Together with Dead Time
                                 Measured by Time Sold Allocated to Audiotext,
                                    to Advertising        Infomercials and
                                        Clients             Home Shopping
                                 --------------------- -----------------------
            Time Slot               1997       1998       1997        1998
--------------------------------    ----    ---------- ----------- -----------
Prime time......................     63%        72%        80%         84%
7:00 a.m. to 1:00 a.m. .........     39         52         66          70
Total available advertising
 time...........................     30         40         59          63

  The Company currently uses its own 20-person sales force to sell advertising time. The sales and marketing department is responsible for the sale of advertising time together with general coordination with advertising agencies, collecting information on audience ratings, developing new products and most importantly, fostering and enhancing relationships with Antenna's existing and potential clients. The Company seeks to enhance its relationships with, and advertising revenue from, its clients by broadcasting programming which appeals to a variety of audience segments representing a broad cross-section of the Greek population. Antenna places particular emphasis on attracting viewers from demographic groups that are most attractive to those clients. The sales force endeavors to be responsive and flexible and to operate with the highest standards of client service. In 1992, to improve communications and order processing, Antenna established an on-line computer link with its major advertising clients to enable such clients to make direct and automatic advertising bookings. The Company has engaged a third-party consultant to recommend options for further enhancing the performance of the sales force.

  The Company also works closely with its advertisers to design special campaigns, including advertiser "sponsorships" of particular programs and related cross-promotional opportunities. Antenna has the flexibility to insert short programming slots (i.e., one- to two-minute fillers) or to adjust content or context of programs to suit advertiser needs, or to produce specific programming suitable for sponsorship (for example, a filler on automobile-related topics sponsored by an automobile manufacturer). In addition, Antenna facilitates cooperative advertising among smaller advertisers with complementary interests (such as a consumer product manufacturer and the store where such product is sold) to provide such advertisers with access to television advertising on a more cost-efficient basis. The Company also enters into barter sales arrangements (advertising in exchange for goods, services and other assets) with other media companies such as newspapers, radio stations and magazines, as well as with equipment suppliers and service providers such as insurance companies and advertising agencies. In 1998, such barter sales represented 1.3% of the Company's total net revenue.

  The sales and marketing department, together with the programming department, obtains television audience ratings data from AGB on a daily basis. The data are analyzed and compared by the Company's research department with audience ratings of competitors to determine the appropriate strategy for scheduling advertising slots to reach most effectively the profile audience desired by advertising clients. In addition, the sales and marketing department conducts a wide range of market analyses, focusing on various sectors of the economy and target audiences. The sales and marketing department is also responsible for quality control of advertisements broadcast by Antenna, ensuring that advertising slots are broadcast in accordance with client specifications regarding context and timing.

  Clients generally are invoiced for advertising the day after advertisements are aired. Established clients generally pay either in cash (due 30 days after invoicing) or by credit with either a post-dated check or a supporting bank guaranty (up to six months after invoicing). New and smaller advertisers generally pay in advance or on credit with a supporting bank guaranty.

Advertising Share

  The Company has had the leading share of net advertising expenditures among Greek television broadcasters since 1991. The following table sets forth the respective shares of advertising expenditures in the Greek broadcasting market for the period from 1993 to 1995, as published by Media Services, and the respective shares of advertising revenue for 1996, 1997 and 1998, as estimated by the Company:

                                          Advertising          Advertising
                                        Expenditures(1)        Revenue(2)
                                       -------------------  -------------------
                                       1993   1994   1995   1996   1997   1998
                                       -----  -----  -----  -----  -----  -----
Antenna...............................  46.3%  42.4%  37.8%  36.9%  36.8%  38.0%
Mega..................................  42.7   36.6   29.9   34.8   36.0   36.0
ET1 and NET...........................   4.3    3.6    4.6    4.0    3.5    4.5
Skai TV...............................   --     9.9    7.3    6.0    5.9    5.5
Star..................................   0.5    2.6   16.3   17.0   16.1   14.0
Other.................................   6.2    4.9    4.1    1.3    1.7    2.0
                                       -----  -----  -----  -----  -----  -----
  Total............................... 100.0% 100.0% 100.0% 100.0% 100.0% 100.0%

--------
(1) Represents actual advertising revenue, taxes and advertising fees, discounts, rebates and bonuses, and includes free airtime which, prior to 1996, was undeclared for tax purposes.

(2) Company estimate of net advertising revenue based on public filings made by broadcasters with Greek tax authorities disclosing actual advertising rates, published annual statutory results (for years prior to 1998) and other sources. Regulatory changes that took effect at the beginning of 1996 had the effect of eliminating the use of free advertising by subjecting the value thereof, as disclosed to the Greek tax authorities, to tax and limited incentive rebates to a maximum of 9.9% of the cost of the airtime purchased. The reported 1996 television advertising expenditures figures, therefore, are not fully comparable to previous years, and, in any event, in the Company's view comparisons of advertising expenditures do not provide as accurate an indication of relative market share as would net advertising revenue. These regulatory changes did not affect other media and as a result, newspapers and other media may continue to offer free advertising and to benefit from free advertising offered to them. See "--Regulation."

Distribution of Programming

  A key element of Antenna's growth strategy is to build and capitalize on its programming library for broadcast in Greece as well as distribution outside of Greece. This strategy enables the Company to derive revenue generally from fully amortized programming through the airing of reruns and the distribution and syndication of own programming. The Company's programming library consists of approximately 32,670 hours of its own programming, including 9,560 hours of news and 23,110 hours of other programming (including talk shows, variety shows, game shows, sports programming and other programming). Own programming from the library is also sold for broadcast to Greek-speaking audiences in Cyprus, the United States, Canada and Australia, with sales expected in Germany, the United Kingdom, Belgium and South Africa. Dubbed programming is expected in Latin America, the Middle East and the Balkans. In addition, the Company has approximately 4,138 hours of acquired programming which it has the rights to air in Greece. The Company has the right to air such programming within specified time periods. Antenna's acquired programming library currently includes approximately 1,910 hours of foreign films, 1,120 hours of 60-minute series, 736 hours of children's programming and 373 hours of 30-minute series.

  Since 1995, the Company has derived revenues from providing programming to Antenna Cyprus. Antenna Cyprus, which was launched in June 1993, is one of five free-to-air television broadcasters operating in the Greek language in Cyprus. Antenna Cyprus operates from 1:00 p.m. to 2:00 a.m. weekdays and 9:00 a.m. to 2:00 a.m. weekends. Antenna provides approximately 45% of Antenna Cyprus' programming. The General Manager of the Company is also the General Manager of Antenna Cyprus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Related Party Transactions."

  Since 1996, the Company has derived revenues from programming and distribution agreements with Antenna Satellite. A company affiliated with Mr. Minos Kyriakou (through indirect share ownership and membership on the board of directors) holds 50% of the shares of Antenna Satellite. The other 50% is held by an unrelated third party. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Related Party Transactions." Antenna Satellite broadcasts primarily Antenna programming to Greek-speaking audiences in the United States and Canada. Antenna's signal is transmitted to the United States via satellite and carried to viewers via direct broadcast satellite and cable television. Programming is aired 21 hours per day weekdays (10 hours of which are original broadcasts and 11 hours of which are rebroadcasts).

  Since 1997, the Company has derived revenue from programming and distribution agreements with Pacific Broadcast. The Company intends to use a portion of the proceeds of the Offering to acquire from a company affiliated with Mr. Minos Kyriakou (through 100% indirect share ownership) a 100% interest in Pacific Broadcast. See "Use of Proceeds" and "Related Party Transactions." Pacific Broadcast was established in May 1997, and has a 50% interest in a joint venture which rebroadcasts Antenna's programming in Australia. The joint venture receives such programming via satellite transmission. The other 50% interest in the joint venture is held by an unrelated third party. Pacific Broadcast is responsible for providing the joint venture with programming (which it obtains primarily from Antenna) and bears 30% of the transmission costs for such programming. The joint venture partner provides promotion, marketing and subscriber services and bears 70% of the transmission costs. The joint venture distributes programming in Australia through the two leading Australian cable companies (Optus Vision and Foxtel) and expects to distribute programming in the future via direct-to-home satellite operators. The two partners each receive 50% of the revenues of the joint venture. For Fiscal 1998, Pacific Broadcast had total net revenue of GRD 135 million ($0.5 million) (representing its share of the joint venture's revenue from advertising and subscriptions), an operating loss of GRD 467 million ($1.6 million) and a net loss of GRD 492 million ($1.7 million). See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Related Party Transactions."

  In order to further the distribution of its programming, Antenna would consider acquiring interests in broadcasters in neighboring countries if attractive opportunities were to present themselves and regulatory restrictions could be overcome.

Investment in New Media

  As part of its growth strategy, the Company intends to expand its business into complementary media such as direct broadcast satellite programming and radio broadcasting. The Company believes that this strategy will serve to increase the size of its programming audience and enhance its brand. Expansion into direct broadcast satellite programming will provide Antenna with additional media for its programming, and expansion into radio broadcasting will serve to diversify both the source of its advertising revenue and the variety of advertising media available to its potential advertisers. For a description of the risks associated with the Company's entry into new media and the regulations applicable to such new media, see "Risk Factors--Entry Into New Media" and "--Regulation."

Direct Broadcast Satellite

  Antenna intends to use a portion of the proceeds of the Offering to establish itself in the digital direct satellite broadcast business in Greece, if the appropriate opportunity presents itself. Alternatives range from investing in an existing operation to the creation of its own DTH platform. To date, no decision has been reached as to the preferable approach. Management believes that Antenna's participation in a digital DTH platform in Greece provides two important benefits to the Company. First, Antenna would participate significantly in the expected growth of multi-channel television in Greece (minimizing the potential impact of such services on existing terrestrial television operations). Second, a DTH platform would give Antenna a natural outlet for its extensive Greek-language programming library (through the sale of programming to the DTH platform). Management believes that the combination of these factors would likely result in significant brand enhancement for Antenna.

Radio

  The Company intends to use a portion of the proceeds of the Offering to acquire 99.97% of the capital stock of Antenna Radio, which operates Antenna FM (97.1 FM). Antenna Radio was established in 1988 as one of the first commercial radio operators in Greece. Antenna Radio serves the greater Athens area, operating 24 hours a day, seven days a week. The station targets audiences aged 25 and over with a combination news/talk and music format. Programming includes local, national and international news, weather, traffic and sports, as well as commentary, analysis, discussion, interviews, call-ins and information shows. Antenna Radio's primary source of revenue is the sale of advertising airtime. Antenna Radio has positioned itself as the authoritative voice in radio news coverage in Greece. Radio stations in Greece are required to operate on a regional basis and there are no private commercial radio stations operating nationally. Antenna Radio sells national advertising based on its arrangements with local broadcasters throughout Greece extending its coverage to approximately 70% of Greece. Antenna Radio also cooperates with CNN and Voice of America in its news gathering and dissemination efforts.

  Of the radio stations monitored by Media Services (13 in 1998), Antenna Radio had the second highest advertising share in 1998 (19.9%, as compared to 21.1% for Skai, which has a format similar to Antenna Radio and 13% for Lampsi, which has an all music format). In terms of ratings for news radio stations operating in the greater Athens area, Antenna had the second highest ratings in 1998 (11.4%, as compared to 17.0% for Skai).

  For Fiscal 1998, Antenna Radio had total net revenue of GRD 1,765 million ($6.3 million), operating income of GRD 248 million ($0.9 million) and net income of GRD 66 million ($0.2 million). See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Related Party Transactions." The Company derives revenue from Antenna Radio in the form of interest payments on advances made available to Antenna Radio.

  Although Antenna Radio is owned principally by the sister of the Chairman and Chief Executive Officer of the Company, Antenna Radio has operated as a separate enterprise. In connection with the acquisition of Antenna Radio, the Company intends to merge the sales forces and news operations of Antenna and Antenna Radio to permit Antenna Radio to capitalize on Antenna's relationship with advertisers and derive synergies and cost savings from cross-promotion and brand strengthening and to reduce overhead and the costs of news programming.

Other Sources of Revenue

  In addition to advertising, which is the Company's principal source of revenue, Antenna also generates revenue from various other sources. These include audiotext and infomercials which are promoted during dead time.

Audiotext

  The Company is a party to two exclusive contracts with an affiliated entity, Audiotex (which is a market leader in its sector). Audiotex is a provider of automated interactive telephone services, specializing in mass-market entertainment products. Audiotex provides its interactive expertise to broadcasters, publishers, telecommunications providers and mass advertisers. In addition to providing audiotext services, Audiotex provides direct marketing services, including preparation of databases, establishment of consumer help lines and classified advertising. Audiotex provides services to various advertisers, the Horse Racing Club of Greece, a number of local television and radio stations, and various magazines and newspapers. Audiotex derives its revenue principally from telephone calls to premium rate phone numbers. Audiotex has an agreement with OTE, whereby OTE charges telephone callers a fee on behalf of Audiotex and handles Audiotex's network operation and billing system.

  Under its contracts with Audiotex, in return for a royalty based on a percentage of revenue, Antenna provides consulting and production services and airs advertisements (known as "audiotext") with telephone numbers which viewers may call to participate in quizzes or cast votes (some of which have the effect of promoting Antenna) or to obtain horoscopes, weather forecasts or general information such as detailed news or national exam results.

  Holnest Investments Limited ("Holnest"), a Cypriot company controlled by Mr. Minos Kyriakou, Chairman and Chief Executive Officer of the Company, owns 51% of the shares of Audiotex and a director of the Company is also a director of Audiotex. See "Related Party Transactions." The 49% interest is owned by Legion International, a Lagardere Group company. For Fiscal 1998, Audiotex had total net revenue of GRD 1,048 million ($3.7 million), operating income of GRD 345 million ($1.2 million) and net income of GRD 212 million ($0.8 million).

  The Company intends to use a portion of the proceeds of the Offering to acquire Holnest's interest in Audiotex. See "Use of Proceeds."

Informercials

  The Company also derives revenue from a second affiliated entity, Epikinonia (which produces infomercials). The director and principal shareholder of Epikinonia is also a director of the Company. See "Related Party
Transactions."

Training Center for Journalists and Other Media Personnel

  The Company intends to use a portion of the proceeds of the Offering to acquire one of the leading training centers of journalism in Greece. The Antenna Training Center for Journalists, which was founded in 1991 and is owned by Antenna Spoudastiki (a company which is indirectly owned by members of the Kyriakou family), provides courses of study for journalists, sound technicians, cameramen, public relations personnel, sales and marketing personnel and costume and clothing designers. Journalists, sound technicians and cameramen follow a two-year course of study, public relations personnel follow a one-year course of study and costume and clothing designers can pursue a two-year program. The training center has arrangements with several institutions of higher education outside of Greece (including the London School of Journalism and Accademia di Costume e di Moda in Rome) permitting students to continue their studies toward a bachelor's degree. Management believes that the training center will assist the Company in training and attracting qualified talent.

  For Fiscal 1998, the training center had revenues of GRD 333 million ($1.2 million), operating income of GRD 4 million ($0.01 million) and a net loss of GRD 0.6 million.

Other Complementary Businesses

  Pursuant to an arrangement with the Commercial Bank of Greece, the second largest bank in Greece, the Company receives 50% of gross fees and commissions and 30% of interest (net of the bank's expenses and losses) generated by a co-branded Visa credit card bearing the name "Antenna TV."

  Antenna plans to establish a creative services group which will, for a fee, provide third parties with promotional services and communications consulting.

  Antenna has a contractual agreement, renewable upon mutual agreement every three months, pursuant to which Antenna provides dead time to a home shopping company to advertise home shopping products, in return for a varying percentage of the revenues derived from the sale of such products.

  The Company has entered into a memorandum of understanding with a major telecommunications provider and is in discussions with others pursuant to which the Company is exploring opportunities to make use of its transmission tower network for telecommunications services, including mobile telecommunications services and wireless local loop, provided by third parties. The parties are conducting a feasibility study with respect to possible cooperation.

Competition

  Antenna competes for advertising revenue with Mega Channel and, to a lesser extent, with the other national private commercial networks operating in Greece, including Star TV, Skai TV, New Channel, Macedonia TV, TV5, the subscription channels operated by NetHold Mediterranean and the three government-run channels (ET1, NET (formerly ET2) and ET3) that occasionally air commercial advertisements and with other advertising media, such as radio, newspapers and magazines and outdoor advertising. There are currently no subscription cable services operating in Greece, and satellite services have a negligible presence. The following table sets forth as of December 31, 1998 the household penetration and the hours of daily transmission of the state-owned networks and Antenna's principal competitors among the private broadcasting networks that are ranked by AGB:

                                                         Household  Daily Hours
   Network/Channel                                      Penetration Transmission
   ---------------                                      ----------- ------------
   State Owned
     ET1...............................................    99.7%         18
     NET...............................................    99.2          18
     ET3...............................................    77.3          10
   Private
     Antenna...........................................    99.5          24
     Mega..............................................    99.7          24
     Skai TV...........................................    86.7          19
     Star..............................................    94.1          20

  ERT is the state vehicle for radio and television in Greece. ERT controls three television stations, four national radio stations and 25 local radio stations. Two of ERT's three television stations (ET1 and NET) are national channels and the third (ET3) focuses on programming for northern Greece, although its signal is retransmitted throughout Greece. The principal source of revenue for ERT's three television stations is a national television fee (GRD 1,000 per month) paid by all households as part of their electricity bills. Advertising is shown on all three channels, but represents a relatively small proportion of total income. Losses are covered by government subsidies.

  Mega Channel is Antenna's principal private-sector competitor for audience share and advertising revenue. Mega Channel's four principal shareholders are Greek newspaper and magazine publishers. Mega Channel is also a generalist channel with programming generally comparable to Antenna's. Star TV, launched in September 1993 as an alternative television channel targeting a young audience, offers programming consisting principally of foreign (mainly U.S.) programs. Skai TV was launched in October 1993 and currently offers "low budget" current affairs programs, old Greek films, news, talk shows and some variety shows.

  NetHold Mediterranean, the only subscription television channel in Greece, began operations in October 1994. Its two current channels are encrypted terrestrial broadcast channels offering a combination of subscription films and sports (including soccer and basketball), as well as some mainstream programming.

  Satellite services, with less than 1% of households receiving direct satellite broadcasts, currently have a negligible presence in Greece and do not materially impact the advertising market. Certain satellite television programming is rebroadcast terrestrially within Greece. ERT, for example, retransmits CNN, MTV, Euronews/Eurosport, TV5 Europe and RIK.

  Greece currently has no cable television infrastructure. OTE has announced plans to develop a broadband network to modernize telephony services and sup-port satellite and cable television, and other multimedia services. OTE also has announced plans to provide multi-channel television, home banking and shopping and other interactive services. Satellite and cable television serv-ices may be provided by OTE in partnership with a third-party service provid-er. The Media Law grants OTE a monopoly over cable television operations in Greece. To date, construction of the network has not yet commenced.


  A number of small local channels (estimated at approximately 120) broadcast without regulatory approval. These stations have no significant impact on the national advertising market.

  The Company also competes for revenue with other advertising media, such as newspapers, radio, magazines and outdoor advertising, and expects to compete in the future with other television distribution channels such as cable and direct-to-home satellite systems. Alternative sources of entertainment compete with the Company to the extent that they reduce the number of people watching broadcast television. Current and future technological developments may also affect competition within the television industry. Further advances in technology such as video compression, which would permit the same broadcast or cable channel or satellite transponder to carry multiple video and data services and programming delivered through fiber optic telephone lines or direct broadcast satellites could result in lower entry barriers for new channels and an expanded field of competing services. In addition, the introduction of digital television, which can be transmitted by satellite, cable or a terrestrial network, could result in new competitors, particularly cable and satellite operators, for its own operations as well as the proposed operations of a DTH venture. The Company regularly monitors opportunities to increase distribution of its programming, including opportunities presented by technological developments that have the potential to create alternative distribution platforms for it as well as its competitors.

Regulation

  These regulations, with the exception of the licensing and ownership requirements, apply to both private channels and government-owned channels.

Television Broadcasting

  The Company is subject to regulation under Greek law, which must be consistent with the minimum standards set forth in directives and other rules promulgated by EU administrative bodies.

  Licensing

  Greek Regulation. Private commercial television stations began operating in Greece in 1989 pursuant to Law No. 1866. Formal licensing of private commercial television broadcasting began in 1993 through the issuance of Ministerial decisions in favor of Antenna, Mega Channel, Star TV, Skai TV and New Channel, which contemplated licenses having a seven-year term running from the issuance by the government of formal license agreements; however, no such license agreements were issued to any broadcaster.

  The Media Law was enacted in August 1995 and provides a regulatory framework governing the establishment and operation of television stations in Greece. The Media Law supersedes Law No. 1866, but does not supersede the Ministerial decisions of 1993. The Media Law provides that authority granted pursuant to Law No. 1866 to private commercial television broadcasters would be effective for one year (i.e., through August 1996), after which such authority would be subject to renewal procedures under the Media Law. In August 1996, the one-year authorizations were extended for nine months pursuant to Law No. 2438. The Company's and each other private commercial television broadcaster's authorizations expired on May 29, 1997. In June 1997, a Ministerial decision allocated, on a region-by-region basis throughout Greece, frequency allocations to ERT, with the balance reserved for private networks and to be awarded at the time the licenses are renewed under the Media Law. In September 1997 and January 1998, the Greek Ministry of Press and Mass Media requested television networks to submit applications for the extension of television broadcast licenses. The Company filed its application before the March 20, 1998 deadline. A provision in the Subscription Broadcast Law confirms that existing television broadcast authorizations, of those broadcasters that have submitted applications for extensions of broadcast licenses, will remain in force until the Minister of Press and Mass Media formally acts on the applications. The Company does not expect formal action on any television network's license application before 2000. The Company believes that it has all approvals necessary for its operations and satisfies all requirements for the continuing renewal of its licenses, and that it is in compliance in all material respects with all applicable laws, rules and regulations governing its operations. The annual license fee for a licensed broadcaster is 2% of gross revenue.

  The Media Law currently contemplates the grant, upon renewal, of a license having a four-year term, subject to renewal for subsequent four-year periods. Licenses would be granted, renewed and revoked by the Greek Ministry of Press and Mass Media, based on recommendations of the National Council for Radio & Television (the "NCRT"). Pursuant to the Media Law, upon expiration, licenses would be automatically extended until such time as the renewal application is formally accepted or rejected. The Media Law provides that a rejection of a license may be made only for cause and further provides that an applicant whose renewal application is denied may appeal to the Greek administrative courts.

  European Community Regulation. The EU Broadcasting Without Frontiers Directive (the "Directive") of October 3, 1989 sets forth basic principles for the regulation of broadcasting activity in the EU. In essence, it provides that each EU broadcasting service should be regulated by the authorities of one member state (the "home member state") and that certain minimum standards should be required by each member state of all broadcasting services which that state's authorities regulate. Greece, which is the Company's "home member state," has, based on the Directive, given effect to the requirements of the Directive, through Presidential Decree No. 236 issued in July 1992. The EU Commission is responsible for monitoring compliance and can initiate infringement proceedings against member states that fail properly to implement the Directive.

  The Directive was amended by an amendment issued on May 27, 1997, and EU member states must implement the amended Directive (the "Amended Directive") through national legislation within 18 months. The Amended Directive provides that member states must ensure access by the viewing public to sporting events of "major importance" via terrestrial transmission and to this end must proscribe arrangements granting exclusive broadcast rights to such events to operators of cable networks or other subscription-based television networks.

  The Amended Directive also provides that teleshopping spots comply with the rules governing advertising spots and must be at least 15 minutes in length. The Amended Directive further provides that member states must ensure a right of reply to persons whose reputations have been damaged by a television broadcast and sets forth an action plan for the protection of minors through the use of symbols describing program content and a consultation process to address V-chips, a ratings system and other measures.

  The Directive currently requires member states to ensure "where practicable and by appropriate means" that broadcasters reserve "a majority proportion of their transmission time" for programs produced in Europe. In applying this rule, broadcast time covering news, games, advertisements, sports events, infomercials and teletext services is excluded. The Directive recognizes that member states are to move progressively towards requiring their broadcasters to devote a majority of relevant transmission time to programs produced in Europe, having regard to the broadcaster's informational, educational, cultural and entertainment responsibilities to its viewing public. In June 1996, ministers of the EU member countries voted to retain the existing system of voluntary restrictions, thereby rejecting amendments proposed by the European Parliament to replace the "where practicable" standard with an obligation on governments to ensure that broadcasters meet the quota. Greek television stations in general, and the Company in particular, devote a majority of relevant transmission time to works of European origin, exceeding the minimum quotas imposed by law.

  Restrictions on Advertising

  Although the Media Law does not impose limitations on the duration of advertisements, it does provide that not more than 15% of daily transmission time (which may be increased to 20% for advertisements constituting direct offers for products or services, provided spot advertising does not exceed 15% of daily transmission time) may be devoted to advertising and that spot advertising within a one-hour period may not exceed 20%. Feature films or films made for television exceeding 45 minutes in length may be interrupted by advertising only once every 45 minutes (and then only for a maximum of nine minutes), and further interruption is permitted if the duration exceeds 110 minutes. Advertising during any other program must be separated by intervals of at least 20 minutes and may not exceed four minutes. News bulletins, current affairs programs and children's programs of less than 30 minutes duration may not be interrupted by advertising. Advertising is to be inserted between programs, unless breaks during programs do not affect the value and integrity of the program. Advertising during televised sporting events and performances comprising "autonomous parts" may occur only during the intervals, and advertising during televised religious services is prohibited.

  Television advertising of tobacco products, prescription drugs and medical treatment requiring a prescription is prohibited, and television advertising of alcoholic beverages is subject to certain limitations on content.

  Limitations on advertisements aimed at protecting minors are set forth in the 1993 Consumer Protection Law. Advertising of children's toys between 7:00 a.m. and 10:00 p.m. currently is prohibited. Antenna, through ACT, challenged this restriction before the EU Commission, which found in favor of the challengers in November 1996. The EU Commission formally notified the Greek government of its decision and has requested that the restriction be withdrawn, and has initiated formal infringement proceedings against the government.

  Sponsored programs must be clearly identified as such. Programs may not be sponsored by persons or entities the advertisement of whose products or services are prohibited by the Media Law. News programs may not be sponsored. The Amended Directive provides that persons involved in the sale or manufacture of medicinal products available only by prescription may not sponsor programs.

  Although there are no restrictions imposed on licensed broadcasters with respect to political advertising, Greek law imposes restrictions on campaign spending by politicians.

  The Media Law was also designed to add transparency to the negotiations between advertising agencies and broadcasters. The law had the effect of eliminating, effective January 1, 1996, discounts offered to advertisers, requiring advertisers to pay the full cost (and taxes based on such full cost) set forth in the broadcaster's price list for a particular time slot, as filed with the Greek tax authorities. The Media Law permits broadcasters to offer cash rebates, up to 9.9% of the cost of airtime purchased, subject to certain conditions, including minimum levels of revenue paid per advertiser.

  Effective January 1, 1996, a joint directive of the Ministry of Press and Mass Media and the Ministry of Finance, for the purpose of clarifying the term "advertising" for purposes of Greek tax law, broadened the definition beyond spots aired in return for cash payments to cover all publicity aired. The decision also clarified a number of procedures relating to collection of taxes in respect of advertising. As a result of the decision, advertisers such as promoters of musical events, theatrical performers and sound recordings among others, who theretofore were able to place free advertising on television using barter arrangements, were faced with paying taxes on the value of such spots (at the rate imposed by the Media Law of 36% plus statutory assessments) or discontinuing the spots. Many of these advertisements, which for purposes of advertising statistics had been included as part of "advertising expenditures," were discontinued beginning in January 1996.

  Ownership

  Non-EU participation in the share capital of a licensed broadcaster may not exceed 25%. Licensed broadcasters may acquire only one license for a television channel and may not hold shares in excess of 25% of the share capital of such broadcaster and may not invest in, or serve as director or officer of, any other television broadcaster or invest in, or serve as a director or officer, of more than one other type of media enterprise (e.g., press or radio). Loans to the broadcaster by shareholders, officers or directors may not exceed 5% of share capital.

  The Media Law generally requires that shares of a Greek media company held by holders that are not individuals must also be registered in the name of the shareholders of such holder. However, such requirement will not apply to the ADSs, or to the Shares underlying the ADSs held by the Depositary so long as they are held by the Depositary. See "Description of Share Capital-- Restrictions on Ownership."

  A company that holds a broadcast license must manage and operate the network. It may not assign management to a third party or delegate to third parties the production or management of programs exceeding 30% of its monthly transmission.

  Programming Content

  Under Greek law, at least 25% of a licensed broadcaster's transmission time must be in the Greek language, and at least a majority of the transmission time must represent works of EU origin (inclusive of works of Greek origin), in each case exclusive of news, sports events, game shows, teletext, infomercials, trailers and advertising.

  The Directive also requires that member states should ensure "where practicable and by appropriate means" that broadcasters reserve at least 10% of their transmission time (excluding time covering news, sports events, games, advertising, infomercials and teletext services) or, at the option of the member state, 10% of their programming budget, for European works created by producers who are independent of broadcasters. An adequate proportion of the relevant works should be recent works (that is, works produced within the last five years preceding their transmission). The Company is in compliance with these provisions of the Directive.

Direct Broadcast Satellite

  Licensing

  The Subscription Broadcast Law regulates television and radio broadcasts on a subscription basis. Different regulations apply depending on whether the broadcaster is broadcasting signals via satellite (a "satellite broadcaster") or a terrestrial network (a "terrestrial broadcaster"). The Subscription Broadcast Law contemplates that an authorized broadcaster would obtain a license and would enter into a contract with the government.

  A broadcaster may hold a licence for subscription satellite broadcasts and a license for subscription terrestrial broadcasts. A shareholder of a subscription satellite broadcaster or subscription terrestrial network may hold shares in another broadcaster that broadcasts in the other medium. A shareholder of a subscription terrestrial broadcaster cannot hold more than 40% of the stock or voting power of such broadcaster; no similar limitation applies with respect to shareholders of subscription satellite broadcasters. A license holder under the Subscription Broadcast Law cannot itself hold a licence for free television broadcasting, but can participate as a shareholder in a company that holds a broadcast license for free television. A free television broadcaster can hold up to 40% of the stock or voting power of a subscription terrestrial broadcaster and up to 100% of the stock or voting power of a subscription satellite broadcaster.

  Licenses will be granted under the Subscription Broadcast Law for periods ranging from five to fifteen years. Licences will be granted by the Ministry of Press and Mass Media, and the duration of a license is within its discretion, based on its review of financial data and the investment plan of the proposed license holder. In addition, notice of a transfer of a license holder must be given to the Ministry of Press and Mass Media for approval (unless the transferee is a listed company, in which case notification is required only if the transfer involves greater than 2.5% of the capital of a license holder).

  A license holder must pay GRD 15 million per 24 hours of total scheduled daily broadcasts. In addition, a satellite or terrestrial broadcaster must pay an annual fee of 0.5% of gross revenue, increasing by 0.5% every two years, and a terrestrial broadcaster must pay a flat fee of 3.5% of gross revenue. License holders must provide letters of credit in the amount of GRD 150 million per 24 hours of total broadcast time per day (up to a maximum of GRD
1.5 billion).

  Ownership

  To obtain a license, a subscription broadcaster must be a Greek societe anonyme and its registered office, principal executive office and management must be located in the EU. The shares of such a broadcaster must be in registered form. If the owner of such shares is a corporation, then the shares held by such corporation must also be registered on the shareholder register in the name of the individual shareholders of such corporation as well. The foregoing requirement does not apply to foreign corporations that have strong financial standing and have been engaged in audiovisual production for at least three years, a mutual fund or a company whose shares are listed on a recognized stock exchange or quotation system. The availability of any such exemption is subject to NCRT approval.

  Any company providing services such as subscriber management services, satellite facilities and encrypting or decoding equipment, must be a Greek societe anonyme, with share capital meeting the same requirements as the share capital of a holder of a license under the Subscription Broadcast Law. Content providers, unless they are broadcasters of free television programming, duly licensed in their own jurisdictions, must meet certain requirements, depending upon whether they are broadcasters themselves or program suppliers.

  Programming Content for Subscription Television Broadcasts

  A license holder must dedicate 10% (up to a maximum of 24 hours per day) of its broadcast time to the State, if it transmits more than 120 hours of programming per day. If a license holder broadcasts more than 240 hours of programming per day for at least one year, it must allocate at least 10% of available air time to new entrants.

  At least 25% per month of total air time must represent programming in the Greek language. During the first year of operations, at least 30% of non-Greek programming must be dubbed or subtitled, with the percentage increasing each subsequent year by 5%, up to a maximum of 50%. In calculating the foregoing requirements, broadcasts of exclusively musical content are excluded from total air time. At least 25% of yearly total air time broadcast must represent works produced in the EU, which percentage increases 5% each year up to a maximum of 45%. At least 10% of total yearly air time must represent independent works.

  The Subscription Broadcast Law contemplates that a presidential decree will be issued setting forth "major events," the broadcasts of which cannot be restricted to subscription broadcast.

Radio Broadcasting

  Free terrestrial radio broadcasting in Greece is subject to provisions of the Media Law. The restrictions on advertising on radio are substantially similar to the restrictions applicable to advertising on television. Although any one person can hold up to 100% of the share capital of a radio broadcaster, the provisions of the Media Law regarding concentrations in ownership of other media apply to radio broadcasters as well, as do the provisions regarding registration of shares of a radio broadcaster.

  The provisions of the Media Law regarding licensing apply to radio broadcasters. As is the case for various television broadcasters, including Antenna, Antenna Radio has filed its application for a license under the Media Law. The Company submitted supplemental information in support of its application in January 1999 and expects formal action on radio station license applications generally, including Antenna Radio's, during 1999. The Company believes that Antenna Radio has all approvals necessary for its operations and satisfies all requirements for the continuing renewal of its licenses, and that it is in compliance in all material respects with all applicable laws, rules and regulations governing its operations.

Trademarks

  The Company's logo is registered in Greece and in the European Union registry.

Employees

  As of December 31, 1998, the Company employed approximately 687 full-time employees (including 91 administrative personnel, 24 sales and marketing personnel and 572 production, programming and news personnel), none of whom is represented by unions. As of December 31, 1997, the Company employed approximately 683 employees (including 83 administrative personnel, 24 sales and marketing personnel, and 576 production, programming and news personnel), none of whom were represented by unions. All of the Company's employees are covered, however, by one of two national collective agreements which are revised periodically to provide for minimum wage increases. The Company believes that its relationship with its employees is satisfactory, and the Company has not experienced any work stoppages due to labor unrest.

Properties

  The properties of the Company consist primarily of broadcasting, production and office facilities, most of which are located in the Athens metropolitan area. The Company's principal office and nearby studio, where it produces and airs its daily talk shows and current affairs programs, contain 4,055 square meters of leased office and studio space. The Company is evaluating options to purchase space for the relocation of its principal office. In addition, the Company operates four additional leased studios in Athens aggregating approximately 2,500 square meters, supporting studio space of approximately 2,050 square meters and a leased 100-square meter studio in Thessaloniki in Northern Greece. All such studios have both production and on-air capabilities with microwave links to the principal office facilities.

  The Company owns approximately 150 transmission facilities (towers and relay stations), which provide coverage to approximately 99% of Greek households. In addition, the Company makes use of approximately 300 additional transmission facilities (typically provided by local municipalities) to enhance reception in other more remote areas of Greece. The Company's private and state-run competitors generally operate separate transmission facilities. The Company uses satellite relay facilities to reduce the costs associated with operating its terrestrial relay facilities. The Company is exploring opportunities to make use of its transmission towers for telecommunication services provided by third parties.

Insurance

  The Company maintains comprehensive insurance coverage that covers its offices, equipment and other property (subject to customary limits) from damage due to natural disasters or other similar events.

Legal Proceedings

  The Company is involved in certain litigation arising in the normal course of its business. Management does not believe that any legal proceedings pending against it will, individually or in the aggregate, have a material adverse effect on its business or financial condition.

                                  MANAGEMENT

  The following table identifies each of the directors, executive officers and other officers of the Company. Directors are elected for a term of five years, the current term for all Directors ending in July 2003. Officers are appointed by the Board of Directors.

 Name                              Age       Position with the Company
 ----                              ---       -------------------------
 Directors and executive officers:
    Minos Kyriakou                  56 Chairman and Chief Executive Officer
    Spilios Charamis                62 Vice Chairman and General Manager
    Maurice Avdelas                 44 Deputy General Manager
    George Xanthopoulos             49 Managing Director
    Nikolaos Angelopoulos           50 Chief Financial Officer
    Theodore Kyriakou               26 Executive Vice President and Chief
                                       Operating Officer; Director
    Socrates Eliades                68 Director
    Panagiotis Fotilas              55 Director
    Sifis Glyniadakis               63 Director
    Xenophon Kyriakou               27 Director
    Anastasios Tzavellas            50 Director
 Other officers:
    Constantine Spyropoulos         38 News Manager
    Alkistis Marangoudaki           33 Programming Manager
    Dimitrios Dallas                52 Technical Manager
    Panagiotis Papandreou           61 Sales and Marketing Manager
    Dennis Gialouris                40 Human Resources Manager

  Mr. Minos Kyriakou founded the Company in December 1989 and has served as its Chairman and Chief Executive Officer since then. He is also a shipowner, and the President of the Aegean Foundation and Honorary Consul General of Singapore to Athens as well as of Poland to Thessaloniki. He is also a director of Antenna Productions S.A. (a holding company), Antel S.A. (a developer of computer software and provider of data transmission services), Antenna Satellite TV USA (which broadcasts and distributes television programming in the United States), Antenna Satellite Radio (which operates radio stations in the United States), Antenna RT Satellite Services Ltd. (a holding company), Pacific Broadcast (which broadcasts television programming in Australia through a joint venture) and Athenian Capital Holdings S.A. (a holding company).

  Mr. Spilios Charamis has over 30 years experience in broadcasting and joined Antenna as General Manager in 1989. He has served as Vice Chairman of the Company since September 1998. He also serves as an officer of Antenna Cyprus. His previous employment includes general manager of Mole-Richardson Ltd., deputy general manager of ERT, vice president of Hellas Radio and managing director of Bioplastic S.A. Mr. Charamis studied Law at the University of Athens and Cinema and Television at the University of California at Los Angeles.

  Dr. Maurice Avdelas has been Deputy General Manager since December 1997 and has worked for the Company since 1990 as part of the Marketing and Research team where he served as Director since 1991. Prior thereto, he worked as Director of Marketing for the radio station Flash 96.1 and as a Research Advisor of the Greek Cinematography Center. He holds a degree from the School of Business and Economics and has completed graduate studies in the field of mass media. He also holds a doctorate degree from the Universite Paris VIII and has been involved in several research projects and lectures on the subject of mass media in Greece.

  Mr. George Xanthopoulos has served as the Managing Director of Antenna TV S.A. and a Director since December 1989. He is also a financial consultant and economist, and a director of Antenna Radio, Antenna Productions S.A., Antenna Promotions Ltd., Aegean Foundation Publications Ltd., Audiotex and Antenna RT Satellite Services Ltd.

  Dr. Nikolaos Angelopoulos has served as Chief Financial Officer of the Company since June 1996 and has 20 years of experience in the business and finance sectors. He is also Chief Financial Officer of Antenna Radio. Prior to June 1996, he served as financial adviser to of Econ Industries, S.A., financial director of Olympic Airways, S.A., corporate treasurer and management controls and planning manager of British Petroleum in Greece and an economist with Societe d'Etudes et Developpement Economique et Social, S.A. (SEDES) in Paris. He holds a masters and a PhD degree from the University of Paris I--Sorbonne.

  Mr. Theodore Kyriakou, Mr. Minos Kyriakou's son, has served as Executive Vice President of the Company since 1995, Chief Operating Officer since September 1998 and a Director since September 1998. He is also a director of Athenian Capital Holdings S.A. (a holding company). Prior to that, he worked for the CBS affiliate in Washington, D.C. owned by Gannett Broadcasting. He has also worked for Antenna Satellite TV USA in New York. He holds a degree in International Business and Finance, and a degree in Physics, from Georgetown University where he graduated cum laude.

  Mr. Socrates Eliades has been a director of the Company since December 1989. He is also consultant to a variety of maritime companies in Great Britain and Greece and the General Manager of Intestra Co. SA and Athenian Sea Carriers Ltd. He is a director of Antel S.A.

  Dr. Panagiotis Fotilas was named a director of the Company in September 1998. He is the Chairman of the Department of Industrial Management of the University of Piraeus and a director of Antel S.A. From 1983 to 1988, he served as chairman and managing director of the Hellenic Aerospace Industry. He is a member of the General Council of the Hellenic Industrial Association and has represented Greece on the NATO Scientific Committee.

  Mr. Sifis Glyniadakis was named a director of the Company in August 1998. Prior thereto he served as Advisor to the Chairman of the Board of the Company. He is also chairman of the board and chief operating officer of the Athens-based consulting firm of 3Z Strategic Management Services LLC and chairman of the board and chief executive officer of the Greek tobacco company, A.G. Keranis. He also served as chairman of the board and chief executive officer of the Commercial Bank of Greece (from 1991 to 1993), as chairman of the board and chief executive officer of Ionian Bank of Greece (from 1989 to 1990) and as special advisor to the Governor of the National Bank of Greece, as well as in senior management positions in private industry.

  Mr. Xenophon Kyriakou, a son of Mr. Minos Kyriakou, was named a director of the Company in September 1998. He is a shipowner, a director of a Greek shipping company and a director of Antel S.A.

  Mr. Anastasios Tzavellas was named a director of the Company in August 1998. Prior thereto he served as Advisor to the Chairman of the Board of the Company. He has held numerous positions in banking and private industry, and as a consultant to commercial banks, brokerage firms, corporate enterprises and government, including chairman of board of Finco S.A., a finance and investment company (1996 to present), special advisor to the mayor of Athens (1996 to present), chairman of board of Athens International Airport S.A. (1995-1996), chairman of the board of Ktimatiki Investments S.A. and Ktimatiki Mutual Funds Management Company (1995-1996), Governor of the National Mortgage Bank of Greece (1995-1996), member of the board of Aluminium de Grece S.A. (a subsidiary of Pechiney S.A.), member of the board of Baring Hellenic Ventures
(BHV) S.A. (1993-1995) and chairman of the board of Diethniki S.A., one of the largest mutual funds in Greece (1993-1995).

  Mr. Constantine Spyropoulos joined Antenna in 1992 and was previously chief editor for Mega Channel and various Greek newspapers, magazines and radio stations. He studied economics and political science at the University of Athens.

  Ms. Alkistis Marangoudaki has 10 years of experience in both newspaper and television programming and joined Antenna in 1989. Before joining Antenna she worked for the newspapers "Antilogos" and "Evdomi." She holds a degree in Political Science from the University of Athens and has a postgraduate degree in Communication Policy from the City University in London.

  Mr. Dimitrios Dallas is an electrical engineer with over 20 years experience in the radio and television sector. He is a specialist in the design, installation and operation of television equipment. Prior to joining Antenna in 1989, he was manager of the television department of Telmaco in Greece for five years.

  Mr. Panagiotis Papandreou joined Antenna in 1989 and was previously media director of the advertising company Gnomi/FCB for twenty-five years. He has also been general manager of Hermedia Group (outdoor advertising), and Cine News (cinema advertising).

  Mr. Dennis Gialouris joined Antenna in April 1997 and was previously a personnel manager at Shelman, Colgate Palmolive and ANKO. He studied management at the University of Athens.

Board of Directors

  The Company is managed by its Board of Directors, which is composed of a minimum of three directors and a maximum of nine directors. The Board currently has nine members. Directors are elected by the shareholders' General Assembly (the "General Assembly") for a term of five years, with the current term for all Directors ending in July 2003.

  The Board of Directors meets at least once a month and may convene an extraordinary meeting of the General Assembly whenever the interests of the Company require it or when at least three Directors request a meeting in writing. Decisions of the Board of Directors must be passed by a majority of Directors at a meeting at which at least a majority quorum of Directors is present (three of which must be present in person.)

  In the event of a vacancy on the Board of Directors by reason of death, resignation or other reason, the remaining Directors shall elect a substitute for the remainder of the term. Such election is subject to the approval of the next regular or extraordinary meeting of the General Assembly. The absence of a Director from meetings of the Board of Directors without due cause for a period exceeding six months shall be deemed a resignation. Directors may be removed from the Board of Directors at any time by the General Assembly.

  Messrs. Angelopoulos, Fotilas, Glyniadakis and Tzavellas are members of the Audit Committee, which is responsible for making recommendations to the Board of Directors regarding the selection of independent auditors, reviewing the results and scope of the audit and reviewing and evaluating the Company's audit and control functions. Prior to August 1998, the Board of Directors undertook the responsibilities of the Audit Committee.

  The Board of Directors has no other committees.

Compensation of Directors and Executive Officers

  The Company paid cash compensation of an aggregate of GRD 78 million ($0.3 million) in Fiscal 1998 to its executive officers and directors for all services in all capacities. In addition, the Company contributed GRD 4 million ($0.1 million) to state-sponsored pension plans on behalf of three executive officers in Fiscal 1998. Messrs. Minos Kyriakou and Theodore Kyriakou and the other directors of the Company do not receive any compensation for their services to the Company. The Company has no stock option, or other stock-based, compensation for directors or employees.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information as of the date hereof with respect to the beneficial ownership of the Company's capital stock, represented by 16,769,440 Shares, and as adjusted to give effect to the Offering (assuming no exercise of the Underwriters' over-allotment option).

                         Prior to the Offering                   Following the Offering
                         ----------------------                  --------------------------
                                    Percent of    Shares being                  Percent of
                                      Capital     Offered (1)                     Capital
                         Number of     Stock    ---------------- Number of         Stock
      Shareholders         Shares   Outstanding Number of Shares   Shares       Outstanding
      ------------       ---------- ----------- ---------------- ----------     ----------- ---
Holnest Investments
 Limited (2)............  4,192,360    25.0%             --       4,192,360        21.1%
Globecast Holdings
 Limited (3)............  3,752,162    22.4%             --       3,752,162        18.9%
Altavista Global
 Holdings Limited (4)...  3,752,162    22.4%             --       3,752,162        18.9%
Praxis Global
 Investments
 Limited (5)............  3,752,162    22.4%             --       3,752,162        18.9%
Socrates Eliades (the
 Selling
 Shareholder) (6)(7)....  1,152,900     6.8%        770,000         382,900         1.9%
Efstathios
 Gourdomichalis.........    167,694     1.0%             --         167,694         0.8%
All directors and
 officers as a group
 (16 persons)........... 12,849,584    76.6%             --      12,079,584 (7)    60.9%

--------
(1) In the form of ADSs.
(2) Mr. Minos Kyriakou, Chairman of the Board of Directors and Chief Executive Officer of the Company is one of two directors, and owns 100% of the share capital, of Holnest Investments Limited, an Irish company, the address of which is ClanWilliam Terrace, Dublin 2 Ireland. Mr. Kyriakou has sole voting and dispositive power with respect to the Shares held by Holnest Investments Limited.
(3) Mr. Theodore Kyriakou, Executive Vice President and Chief Operating Officer of the Company and the son of Mr. Minos Kyriakou, owns 100% of the share capital of Globecast Holdings Limited, an Irish company ("Globecast"), the address of which is ClanWilliam Terrace, Dublin 2 Ireland. Mr. Kyriakou has sole voting and dispositive power with respect to Shares held by Globecast.
(4) Mr. Xenophon Kyriakou, the son of Mr. Minos Kyriakou, owns 100% of the share capital of Altavista Global Holdings Limited, an Irish company ("Altavista"), the address of which is ClanWilliam Terrace, Dublin 2 Ireland. Mr. Kyriakou has sole voting and dispositive power with respect to Shares held by Altavista.
(5) Ms. Athina Kyriakou, the daughter Mr. Minos Kyriakou owns 100% of the share capital of Praxis Global Investments Limited, an Irish company ("Praxis"), the address of which is ClanWilliam Terrace, Dublin 2 Ireland. Ms. Panayota Xypolia is a director of Praxis and, pursuant to the Articles of Association of Praxis, has sole voting power with respect to Shares held by Praxis. Ms. Kyriakou has sole dispositive power with respect to such Shares.
(6) The Selling Shareholder is also a director of the Company.
(7) If the over-allotment option is exercised in full by the Underwriters, the Selling Shareholder will hold no Shares and all directors and officers as a group will own 11,696,684 Shares (58.4% of the outstanding capital of the Company).

  Effective September 1, 1998, three shareholders of the Company, Messrs. Sotirios Papadopoulos, George Xanthopoulos and Socrates Eliades, holding in the aggregate 12,409,386 Shares (representing 74% of the outstanding capital stock of the Company), transferred 11,256,486 Shares in the aggregate to Globecast, Altavista and Praxis. Each such corporation was established to hold Shares and acquired 3,752,162 Shares (22.4% of the outstanding capital stock of the Company).

  Each of the transferring shareholders is an independent Greek businessman. Mr. Xanthopoulos is the Managing Director of the Company and Mr. Eliades is a director of the Company. The transfers of Shares were effected on the basis of a general understanding that they would be reciprocated by the transferee corporations at some unspecified time in the future. No written agreement was entered into in connection with the transfer, no valuation was placed on the Shares and there is no obligation on the part of the transferee corporations or their owners, and no right on the part of the transferors to cause the transferees or their owners, to transfer the Shares back to the transferors or to any other person. No reciprocal transaction in the future between the transferees or their owners, on the one hand, and the transferors, on the other, is expected to involve or otherwise impact the Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

  The ADSs sold in the Offering and the Shares they represent will be freely transferable by persons other than "affiliates" of the Company, without restriction or further registration under the Securities Act.

  The Company and each Principal Shareholder has agreed, subject to certain exception, not to sell, contract or offer to sell or otherwise dispose of, directly or indirectly, any Shares (in the form of ADSs or otherwise), or any security convertible into or exchangeable or exercisable for Shares (in the form of ADSs or otherwise), for at least 180 days after the date of this Prospectus, without the prior written consent of Lehman Brothers Inc. See "Underwriting." After the expiration of such 180-day period, the Shares or ADSs held by the Principal Shareholders may be sold subject to the volume and manner of sale limitations of Rule 144 under the Securities Act or by means of registered public offerings. Following the expiration of a three-month period, if any, after a Principal Shareholder ceases to be an "affiliate" of the Company (as that term is defined in Rule 144), or upon registration of the Shares or ADSs held by any such person under the Securities Act, the Shares or ADSs held by such person may be sold without regard to the limitation of Rule 144.

  In general, under Rule 144 as currently in effect, a person (or persons whose Shares are aggregated) who is an "affiliate" of the Company (as the term is defined under the Securities Act), is entitled to sell, within any three-month period, that number of Shares (in the form of ADSs or otherwise) that does not exceed the greater of (i) 1% of the then outstanding Shares (in the form of ADSs or otherwise) or (ii) the average weekly trading volume of the then outstanding Shares (in the form of ADSs or otherwise) during the four calendar weeks preceding each such sale (provided that such Shares are not "restricted securities" within the meaning of Rule 144 or, if such Shares are restricted securities, that they have been held by such person for at least one year). A person (or persons whose Shares are aggregated) is entitled to sell such Shares (in the form of ADSs or otherwise) under Rule 144 without regard to the volume restrictions described above three months after he or she ceases to be an "affiliate" of the Company (provided that such Shares are not restricted securities, or, if such Shares are restricted securities, that they have been held by such persons at least two years).

  Prior to the Offering, there has been no public market for the Shares or ADSs and, while application has been made for the ADSs to be quoted on Nasdaq and traded on the London Stock Exchange, there can be no assurance that a regular trading market will develop in the ADSs. It is not expected that any trading market will develop in the Shares not represented by the ADSs. Certain requirements applicable under Greek law to the transfer and registration of shares will not apply to the ADSs but would apply to Shares withdrawn from the Depositary upon surrender of ADRs. No prediction can be made as to the effect, if any, that future sales of Shares or ADSs, or the availability of Shares or ADSs for future sale, will have on the market price of the ADSs prevailing from time to time or on the Company's ability to raise capital in the future. Sales of substantial amounts of Shares or ADSs (including Shares issued upon the exercise of stock options) in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of the ADSs.

                          RELATED PARTY TRANSACTIONS

  Audiotex. The Company is a party to two exclusive contracts with Audiotex, 51% of whose outstanding shares are owned by Holnest (see "Principal and Selling Shareholders") and which has one common director with the Company. Pursuant to such contracts, Antenna (i) provides consulting and production services to Audiotex related to sales and promotions in media other than Antenna in return for a royalty of 7.8% of the gross annual revenue arising from such activities, and (ii) airs advertisements with telephone numbers which viewers may call to participate in quizzes or to obtain horoscopes, weather forecasts or general information such as detailed news or national exam results, in return for a royalty of 15% in respect of all other services prior to July 1, 1998, 30% after July 1, 1998 and, subject to Antenna acquiring a 51% interest in Audiotex, increasing retroactively to 40% in September 1998 and 50% in January 1999) of Audiotex's annual gross revenue. The contracts terminate on January 1, 2005 but may be renewed on substantially similar terms. Antenna had revenue pursuant to these contracts of GRD 362 million ($1.3 million) in Fiscal 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 6 of Notes to Financial Statements. The Company has entered into an agreement with Holnest to acquire its 51% interest in Audiotex for cash consideration of $7.25 million. See "Use of Proceeds."

  Antenna Satellite. The Company is a party to a programming agreement and a distribution agreement with Antenna Satellite, a company affiliated with Mr. Minos Kyriakou (through 50% indirect share ownership and membership on the board of directors). Under the programming agreement, which has a term ending May 23, 1999 (subject to the Company's right to renew for another three years), the Company provides Antenna Satellite with television programs for broadcast in the United States and Canada, in consideration for a license fee of $8,200 per day (for the six months ended June 30, 1997), $9,020 per day (for the six months ended December 31, 1997) and $9,020 per day (for the year ended December 31, 1998) for 10 hours of programming. The Company reported revenue of GRD 928 million ($3.3 million) in Fiscal 1998 under the programming agreement. Under the distribution agreement, which has a term of four years (subject to termination by either party in certain circumstances), the Company has granted Antenna Satellite a license to distribute, subdistribute or license specified television programming for broadcast by television stations located in the United States and Canada. Antenna Satellite is to pay a license fee of $5,500,000 in eight quarterly installments beginning March 31, 1998. The Company recorded the entire $5,500,000 license fee payable as revenue in Fiscal 1996. See Note 6 of Notes to Financial Statements. The obligations of Antenna Satellite to the Company under the programming agreement and the distribution agreement have been guaranteed by Mr. Kyriakou. See Note 6 of Notes to Financial Statements.

  Pacific Broadcast. The Company is a party to a programming agreement with Pacific Broadcast, a company affiliated with Mr. Minos Kyriakou (through 100% indirect share ownership), which broadcasts television programming for distribution on cable television. Under this agreement, which has a term ending June 1, 2004 (subject to Pacific Broadcast's right to renew for a further four years), the Company has agreed to provide Pacific Broadcast with television programs for broadcast through subscription television in Australia, in consideration for a license fee of $5,000 per day for nine hours of programming (subject to negotiated increases after July 15, 1999 of at least 10%). The Company reported revenue from Pacific Broadcast of GRD 514 million ($1.8 million) in Fiscal 1998. See Note 6 of Notes to Financial Statements. The Company has entered into an agreement with a nominee of Mr. Kyriakou to acquire a 100% interest in Pacific Broadcast for cash consideration of $3.5 million. See "Use of Proceeds."

  Antenna Cyprus. The Company is a party to an agreement to provide technical support and television programing to Antenna R.T. Services Ltd., a Cypriot company now known as Antenna TV Ltd. (Cyprus). The General Manager of the Company is the General Manager of Antenna Cyprus. The agreement provides for royalty payments equal to a percentage of revenue derived by Antenna Cyprus during broadcasts of Company-supplied programming. Such percentage was 9% in the period September 1992-1993, 11% in the period September 1994-1997, and is currently 12%. The Company had revenue from Antenna Cyprus of GRD 542 million ($1.9 million) in Fiscal 1998. See Note 6 of Notes to Financial Statements. The Company has advanced funds to Antenna Cyprus for production of approximately GRD 121 million ($0.4 million) at December 31, 1998 (with a maximum advance during the year of GRD 467 million). Such advances do not bear interest.

  Antenna Radio. The Company reported revenue of GRD 175 million ($0.6 million) in Fiscal 1998 from Antenna Radio, whose principal shareholder is the sister of Mr. Minos Kyriakou, for advertisements aired by the Company. In addition, the Company provided Antenna Radio with an advance pursuant to which Antenna Radio had borrowings of approximately GRD 247 million ($0.9 million) at December 31, 1998 (with a maximum outstanding during the year of GRD 1,596 million). Borrowings under this facility bore interest at a weighted average of approximately 14% per annum during 1998. Interest on these borrowings is currently approximately 15%, but is expected to decrease. See Note 6 of Notes to Financial Statements. The Company has entered into an agreement with Zoe Kyriakou, the sister of the Chairman and Chief Executive Officer of the Company, and certain holders of directors' qualifying shares to acquire over 99% of the outstanding capital stock of Antenna Radio for cash consideration of $16.25 million plus the assumption of approximately $5.2 million of indebtedness. See "Use of Proceeds."

  Epikinonia. The Company reported revenue of approximately GRD 378 million ($1.4 million) in Fiscal 1998 from Epikinonia pursuant to an agreement dated January 11, 1996 in respect of studio space and technical and administrative services provided by the Company for the production of infomercials. The agreement, which expires December 31, 1999, provides for a fee of up to 75% of Epikinonia's revenue. The director and principal shareholder of Epikinonia, Mr. Sotirios Papadopoulos, was a director of the Company. See Note 6 of Notes to Financial Statements.

  Catalogue Auctions. The Company is a party to an agreement with an unaffiliated party to operate Catalogue Auctions, a company (50% of whose shares are owned by Antenna and which has a common director with Antenna (Mr. George Xanthopoulos)) which uses dead time to auction retail products listed in monthly catalogues advertised by Antenna. Under the joint venture agreement, which expires June 30, 2012, the Company receives a royalty fee of 15% of Catalogue Auctions' annual gross revenues if such gross revenues are in excess of GRD 1 billion, or 12% of Catalogue Auctions' annual gross revenues if such revenues are GRD 1 billion or less, but in no event less than GRD 10 million ($0.03 million) per month. The Company reported no revenue from Catalogue Auctions in Fiscal 1998. See Note 6 of Notes to Financial Statements.

  The Company believes that the terms of its contracts with affiliated parties are comparable to those that could have been obtained as a result of arm's-length bargaining between the Company and third parties.

                         DESCRIPTION OF SHARE CAPITAL

  Prior to the Offering, the total paid-up share capital of the Company amounted to 16,769,440 ordinary registered Shares having a nominal value of GRD 100 per Share. Upon completion of the Offering, the Company's share capital will amount to 19,849,440 ordinary registered Shares (assuming no exercise of the Underwriters' over-allotment option). See "Underwriting."

Form and Transfer of Shares

  The Shares are in registered form, as required by the Media Law.

  Pursuant to Article 79 of Law 2238/1994, as amended, the transfer of shares of a Greek company that are not listed on the Athens Stock Exchange must be effected by a notarial deed, following payment of the relevant capital gains tax by the transferror. Otherwise the transfer is null and void. After payment of this tax, the transferror delivers the Shares to the transferee and a relevant entry is made in the shareholders registry of the Company, dated and signed by the transferor and the transferee. Subsequently, the Company either cancels the transferred Shares and issues new certificates in the name of the transferee or endorses the name, address or registered seat, business activity and nationality of the transferor and the transferee on the reverse of the transferred Shares. The individual or entity whose name is shown in the shareholders registry will be considered a shareholder by the Company under applicable Greek company law. Notwithstanding the foregoing, the transfer of ADSs does not constitute a transfer of the underlying shares under Greek law, but rather the transfer of specific rights attached to those underlying shares. See "Taxation--Greek Taxation--Taxation of Capital Gains." The Company does not intend to list the Shares on the Athens Stock Exchange. The withdrawal of Shares represented by ADSs (see "Description of American Depositary Receipts--Deposit, Transfer and Withdrawal") and any subsequent transfer of such Shares would be subject to the foregoing.

Voting Rights and Restrictions

  The Articles of Incorporation provide that each Share has a right of one vote at the General Assembly.

Dividends

  Dividends may only be paid by the Company after the annual financial statements are approved. The dividend payment date may be set at a regular meeting of the General Assembly or, following approval by the General Assembly, by the Board of Directors. Such dividend payment date must be within two months of the passing of the resolution of the General Assembly approving the same. Dividends not claimed by shareholders within five years are forfeited in favor of the Company.

  Under Greek corporate law, companies are required each year to declare from their profits, dividends of at least 35% of after-tax profit, after allowing for statutory reserve, or a minimum of 6% of the paid-in share capital, whichever is greater. Furthermore, Greek corporate law requires certain conditions to be met before dividends can be distributed which are as follows:
(a) no dividends can be distributed to the shareholders as long as the Company's net equity, as reflected in the statutory financial statements, is, or after such distribution will be, less than the share capital plus non-distributable reserves; and (b) no dividends can be distributed to the shareholders as long as the unamortized balance of "Pre-Operating Expenses," as reflected in the statutory financial statements, exceeds the aggregate of distributable reserves plus retained earnings. The Company can waive such dividend with the unanimous consent of its shareholders.

  The Company may pay interim dividends if, at least twenty days before such payment, the relevant accounting statements are published in any daily newspaper of Athens with wide circulation and in the Issue of Societes Anonymes and Limited Liability Companies of the Government's Gazette. Such dividends may not exceed one half of the Company's net profits.

  In addition, dividend payments are restricted by certain provisions of the Senior Notes Indenture. So long as the Board of Directors does not intend to pay dividends, it intends to submit to the General Assembly, on an annual basis, a resolution seeking shareholder waiver of the dividend required by Greek corporate law. The Deposit Agreement provides that if such a waiver is sought, the Depositary will not solicit instructions from holders of ADSs with respect to such waiver and will vote the Shares underlying the ADSs in favor of such waiver. See "Description of American Depositary Receipts--Voting of Deposited Securities."

Issue of Shares and Preemptive Rights

  The Board of Directors has the authority, by a two-thirds majority, to increase the share capital of the Company by issuing new registered Shares. The level of such increases cannot exceed the original paid-up share capital or the Company's paid-up share capital as of the date of the relevant resolution. This authority may be renewed by the General Assembly for five-year terms.

  If the reserves of the Company exceed 10% of the paid-up share capital, the decision to increase the Company's share capital must be passed by a two-thirds majority with a quorum of two-thirds of the paid-up share capital. If the necessary quorum is not achieved, the quorum requirement drops to 50% and then to one-third at the second and third adjourned meetings.

  In the event of a share capital increase (not made by contributions in kind) or an issuance of bonds with a right of conversion into Shares, such new Shares or bonds must first be offered on a preemptive basis to existing shareholders on a pro rata basis. Within the limits of paragraphs 6, 7 and 8 of article 13 of Law 2190/20, preemption rights may be waived either by a unanimous decision of the General Assembly or by a decision of the General Assembly having a two thirds quorum and two thirds majority vote, provided in the later case that such shareholders are given notice and an opportunity within a statutory period to assent or waive the preemptive rights (failure to respond timely constitutes a waiver).

  During early March 1999, the General Assembly was convened for the purpose of approving the Offering and certain related matters. At such time, the General Assembly approved an increase in the Company's share capital to 19,849,440 effective immediately prior to the Offering and authorized an additional 194,600 shares for purposes of the Underwriters' over-allotment option. In addition, the General Assembly waived the preemption rights of existing shareholders with respect to the Shares underlying ADSs to be offered in the Offering.

General Assembly

  The General Assembly is convened by the Board of Directors at ordinary or extraordinary meetings. Regular meetings are required to be held once each fiscal year, within six months after the end of the Company's fiscal year. Extraordinary meetings may be convened by the Board of Directors when considered necessary. The General Assembly must be summoned at least 20 days prior to the date set for the meeting, except if self-convened.

  Shareholders who wish to participate in a meeting of the General Assembly must deposit their Shares with the Company's Treasury, The Consignment and Deposit State Fund or any banking societe anonyme operating in Greece at least five days prior to the date set for such meeting. Receipts and proxies for the deposit of Shares must be submitted to the Company at least five days before the date set for such meeting.

  The General Assembly decides all matters brought before it by the Board of Directors. The General Assembly is the only competent body to decide, among other things: (i) amendments to the Articles of Incorporation; (ii) increases or decreases of the Company's capital; (iii) election of the Board of Directors (other than the election of temporary directors in substitution of directors that resigned, died or lost their office otherwise); (iv) election and remuneration of the auditors; (v) approval of the annual financial statements; (vi) issuance of bonds; (vii) merger, increase in duration of or dissolution of the Company; (viii) appointment of liquidators and (ix) litigation against members of the Board of Directors.

  The Articles of Incorporation and Greek company law give rights to different percentages of shareholders (ranging from 5% to 33 1/3%) which include: (i) the right to require the Board of Directors to convene a meeting of the General Assembly; (ii) the right to postpone a decision, exercisable only once, of the adoption of resolutions of any regular or extraordinary meeting of the General Assembly; (iii) the right to request from the Board of Directors information concerning any amounts paid by the Company within the last two years to members of the Board of Directors, managers or other employees of the Company as well as details of any contracts with such persons; (iv) the right to require the Board of Directors to announce to the General Assembly the sums paid for any reason during the last two years by the Company to members of the Board of Directors, the managers of the Company or other employees of the Company and any contracts entered into between the Company and any such persons for any reason; (v) the right to request the Board of Directors to provide specific information regarding the administration of the Company to the extent useful for the valuation of the items on the agenda (subject to the Board of Directors' right to refuse to provide such information for reasonable cause); (vi) the right to request from the Board of Directors particular information relating to the operation and the assets of the Company (subject to the Board of Directors' right to refuse to provide such information for reasonable cause); (vii) the right to require any item on the agenda to be adopted by roll-call; (viii) the right to request from the competent Court of the registered office of the Company an audit of the Company in accordance with the Greek Civil Procedures Code; and (ix) the right to request the competent Court in the jurisdiction in which the Company is located to order an audit if, from the course of the corporate affairs of the Company, it appears that management has not been carried out as demanded by the general principles of proper and prudent management (unless such request is made by shareholders represented on the Board of Directors). In the case of (v) and (vi) above, any dispute as to the grounds of refusal shall be resolved by the One-Membered Court of First Degree of the district where the Company has its registered offices according to the provisions of the Greek Civil Procedures Code.

  Shareholders with a right of participation at the General Assembly may be represented by their legal representatives, appointed by letter of telegram. Juveniles, persons under legal restraint and legal entities are represented by their proxies.

  The general quorum requirement is met when shareholders representing at least 20% of the paid-up share capital are present in person or by proxy. If this requirement is not met at the first meeting, a new meeting of the General Assembly may be held within 20 days of the date of the first meeting if such first meeting was canceled by notice given at least 10 days prior to such meeting. The quorum requirement for the new meeting is met irrespective of the percentage of paid up share capital represented therein.

  Resolutions of the General Assembly are passed by an absolute majority of the votes represented in the meeting of the General Assembly.

  A two-thirds quorum and a two-thirds majority of the votes represented at the General Assembly is required for resolutions concerning certain matters, including (i) change of the Company's nationality; (ii) change of the Company's object; (iii) increase of the shareholders' obligations; (iv) increase in Company capital exceeding the limits defined in the Articles of Incorporation; (v) the issue of bonds pursuant to articles 3a, 3b and 3c of Law 2190/1920; (vi) alteration of profit distribution methods; (vii) increase in the duration of the Company; and (viii) merger, dissolution or absorption of the Company. If the quorum requirement is not met at the first meeting, a new meeting of the General Assembly may be held within 20 days of the date of the first meeting with a quorum of one half. If the quorum requirement is not met at such adjourned meeting, a new meeting of the General Assembly may be held within 20 days of the date of such adjourned meeting with a quorum of one third.

  With respect to decreases in share capital, except for the requirement of a special increased majority, the provisions of article 4 paragraph 3 of law 2190/1920 apply.

  Any provision of the Articles of Incorporation requiring a special increased majority and quorum may only be amended by the same percentage majority and quorum.

  Any election of persons not conducted by unanimous roll call shall be carried out by secret ballot.

Restrictions on Ownership

  The Company or a person acting in its name or account may not acquire treasury shares of the Company except as follows: (i) acquisitions pursuant to a reduction of share capital as resolved by the General Assembly; (ii) acquisitions following a total succession of the business; (iii) acquisition of shares paid-off in full pursuant to the compulsory execution of a judgment for the payment of a claim of the Company itself; (iv) acquisitions from banking societes anonymes for the account of third parties; (v) gratuitous acquisitions of shares paid-off in full and (vi) acquisitions of shares to be distributed to employees. In the case of (i) and (ii) above, the acquired shares must be canceled immediately. In the case of (iii), (v) and (vi) above, if the acquired shares are not sold within one year of such acquisition, such shares must be canceled. The Company may not acquire its own Shares or the shares of an affiliate as a pledge to secure loans granted by the Company or any other claims.

  Under the Media Law, if the owner of shares of a Greek media company is a corporation, then the shares held by such corporation must also be registered on the shareholder register in the name of the individual shareholders of such corporation as well. The foregoing requirement does not apply to shareholdings of up to 15% by corporations incorporated outside of Greece whose shares are in registered form, provided such corporations are public companies with a large shareholder base, have strong financial standing and are engaged in audiovisual production, or to mutual funds operating in the EU and governed by the EU Directive no. 85/611, provided no single fund holds more than 2.5% of share capital and all such funds in the aggregate do not hold more than 10% of the share capital. In addition, such requirement will not apply to ADSs, or to the Shares underlying ADSs held by the Depositary so long as they are held by the Depositary, based on an amendment which exempts shareholdings by companies listed on a local or foreign stock exchange (or similar institution) and financial institutions. However, to the extent a holder of ADSs withdraws Shares, such holder will be subject to the foregoing rules. The Depositary will be required to furnish to the NCRT the registry of holders upon request.

  Under the Media Law, no single shareholder may hold more than 25% of the Shares, and non-EU ownership of Shares may not exceed 25% of the share capital of the Company. See "Business--Regulation--Ownership."

Rights on Liquidation

  The liquidation of the Company follows the dissolution of the Company either
(i) after expiration of the duration period of the Company or (ii) by a resolution of the General Assembly, passed in accordance with article 29 paragraph 3-4 and article 31 paragraph 2 of Law 2190/1920. In both cases, the General Assembly appoints the liquidators. In the case of (i), the Board of Directors assumes the duties of the liquidator until liquidators are appointed by the General Assembly.

  Upon appointment and after the termination of the liquidation process, the liquidators shall take an inventory of the corporate assets and publish the balance sheet of the Company in the Issue of Societes Anonymes and Limited Liability Companies of the Government Gazette. The liquidators, acting by majority vote, shall liquidate the Company's assets and repay the Company's liabilities. After repayment of liabilities, the proceeds of such sales shall be distributed pro rata to the shareholders.

  During the liquidation, the General Assembly is still entitled to all its rights under the Greek Company Law and the Articles of Incorporation and may be convened by the liquidators whenever the liquidators deem it to be necessary.

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

                  DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

  The following is a summary of the material provisions of the Deposit Agreement (the "Deposit Agreement"), to be entered into by Antenna, The Bank of New York, as depositary (the "Depositary"), and the owners of ADRs (the "Owners") and holders from time to time of ADRs issued thereunder.

  This summary does not purport to be complete and is subject to the terms of the Deposit Agreement, including the form of ADRs, filed as an exhibit to the Registration Statement. Terms used herein and not otherwise defined will have the meanings set forth in the Deposit Agreement. Copies of the Deposit Agreement and the Articles of Incorporation of the Company will be available for inspection at the Corporate Trust Office of the Depositary, currently located at 101 Barclay Street, New York, New York 10286. The Depositary's principal executive office is located at One Wall Street, New York, New York 10286.

American Depositary Receipts

  ADRs evidencing ADSs are issuable by the Depositary pursuant to the Deposit Agreement. Each ADS will represent one half of one Share or evidence of the right to receive one half of one Share (together with any additional Shares at any time deposited or deemed deposited under the Deposit Agreement and any and all other securities, cash and property received by the Depositary or the Custodian in respect thereof and at such time held under the Deposit Agreement, "Deposited Securities"). Only persons in whose names ADRs are registered on the books of the Depositary will be treated by the Depositary and the Company as Owners. The Shares and other Deposited Securities, if any, will be deposited in an account maintained at the principal office in Athens, Greece of The National Bank of Greece as the custodian and agent of the Depositary in Greece (the "Custodian"), and such Shares and other Deposited Securities, if any, will be registered in the name of The Bank of New York.

Deposit, Transfer and Withdrawal

  The Depositary has agreed, subject to the terms and conditions of the Deposit Agreement, that upon delivery to the Custodian of Shares (or evidence of rights to receive Shares) and pursuant to appropriate instruments of transfer in a form satisfactory to the Custodian, the Depositary will, upon payment of the fees, charges and taxes provided in the Deposit Agreement, execute and deliver at its Corporate Trust Office to, or upon the written order of, the person or persons named in the notice of the Custodian delivered to the Depositary or requested by the person depositing such Shares with the Depositary, an ADR or ADRs, registered in the name or names of such person or persons, and evidencing any authorized number of ADSs requested by such person or persons.

  Upon surrender at the Corporate Trust Office of the Depositary of an ADR for the purpose of withdrawal of the Deposited Securities represented by the ADSs evidenced by such ADR, and upon payment of the fees of the Depositary for the surrender of ADRs, governmental charges and taxes provided in the Deposit Agreement, and subject to the terms and conditions of the Deposit Agreement, the Owner of such ADR will be entitled to delivery, to the Owner or upon the Owner's order, of the amount of Deposited Securities at the time represented by one or more ADSs evidenced by such ADR. The forwarding of share certificates, other securities, property, cash and other documents of title for such delivery will be at the risk and expense of the Owner.

  No Share will be accepted for deposit unless accompanied by evidence satisfactory to the Depositary that any necessary approval has been granted by the governmental body in the Hellenic Republic, if any, which is then performing the function of the regulation of currency exchange or which has jurisdiction over foreign investment or regulated foreign ownership of Greek companies in general, or investment in companies holding television licenses.

  Subject to the terms and conditions of the Deposit Agreement and any limitations established by the Depositary, the Depositary may deliver ADRs prior to the receipt of Shares (a "Pre-Release") and deliver Shares upon the receipt and cancellation of ADRs which have been Pre-Released, whether or not such cancellation is prior to the termination of such Pre-Release or the Depositary knows that such ADR has been Pre-Released. The

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

Depositary may receive ADRs in lieu of Shares in satisfaction of a Pre-Release. Each Pre-Release must be (i) preceded or accompanied by a written representation from the person to whom the ADRs or Shares are to be delivered that such person, or its customer, owns the Shares or ADRs to be remitted, as the case may be, (ii) at all times fully collateralized with cash or such other collateral as the Depositary deems appropriate, (iii) terminable by the Depositary on not more than five business days' notice and (iv) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The number of ADSs which are outstanding at any time as a result of Pre-Releases will not normally exceed 30% of the Shares deposited; provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as its deems appropriate.

  The Depositary may retain for its own account any compensation received by it in connection with the foregoing.

  To the extent a holder of ADSs withdraws Deposited Securities, such Shares will be subject to the rules governing the registration of shares of a Greek company that is not listed on the Athens Stock Exchange and the rules governing the transfer of shares of a Greek media company. See "Description of Share Capital--Form and Transfer of Shares" and "--Restrictions on Ownership."

Dividends, Other Distributions and Rights

  Subject to any restrictions imposed by Greek law, regulations or applicable permits, the Depositary is required to convert or cause to be converted into dollars, to the extent that in its judgment it can do so on a reasonable basis and can transfer the resulting dollars to the United States, all cash dividends and other cash distributions or the net proceeds from the sale of securities, property or rights denominated in a currency other than dollars, including Greek drachma ("Foreign Currency"), that it receives in respect of the deposited Shares, and to distribute the resulting dollar amount (net of reasonable and customary expenses incurred by the Depositary in converting such Foreign Currency) to the Owners entitled thereto, in proportion to the number of ADSs representing such Deposited Securities evidenced by ADRs held by them, respectively. Such distribution may be made upon an averaged or other practicable basis without regard to any distinctions among Owners on account of exchange restrictions or the date of delivery of any ADR or ADRs or otherwise. The amount distributed to the Owners of ADRs will be reduced by any amount on account of taxes to be withheld by the Company or the Depositary. See "--Liability of Owner for Taxes."

  If the Depositary determines that in its judgment any Foreign Currency received by the Depositary or the Custodian cannot be converted on a reasonable basis into dollars transferable to the United States, or if any approval or license of any government or agency thereof which is required for such conversion is denied or in the opinion of the Depositary is not obtainable, or if any such approval or license is not obtained within a reasonable period as determined by the Depositary, the Depositary may distribute the Foreign Currency received by the Depositary or the Custodian to, or in its discretion may hold such Foreign Currency uninvested and without liability for interest thereon for the respective accounts of, the Owners entitled to receive the same. If any such conversion of Foreign Currency, in whole or in part, cannot be effected for distribution to some of the Owners entitled thereto, the Depositary may in its discretion make such conversion and distribution in dollars to the extent permissible to the Owners entitled thereto, and may distribute the balance of the Foreign Currency received by the Depositary to, or hold such balance uninvested and without liability for the interest thereon for, the respective accounts of, the Owners entitled thereto.

  If the Company declares a dividend in, or free distribution of, Shares, the Depositary may, and will if the Company so requests, distribute to the Owners of outstanding ADRs entitled thereto, in proportion to the number of ADSs evidenced by the ADRs held by them, respectively, additional ADRs evidencing an aggregate number of ADSs that represents the amount of Shares received as such dividend or free distribution, subject to the terms and conditions of the Deposit Agreement with respect to the deposit of Shares and the issuance of ADSs evidenced by ADRs, including the withholding of any tax or other governmental charge and the payment of fees of the Depositary. The Depositary may withhold any such distribution of ADRs if it has not received satisfactory assurances from the Company that such distribution does not require registration under the Securities Act or is exempt from registration under the provisions of such Act. In lieu of delivering ADRs for fractional ADSs in the event of any such dividend or free distribution, the Depositary will sell the amount of Shares represented by the aggregate of such fractions and distribute the net proceeds in accordance with the Deposit Agreement. If additional ADRs are not so distributed, each ADS will thenceforth also represent the additional Shares distributed upon the Deposited Securities represented thereby.

  If the Company offers or causes to be offered to the holders of any Deposited Securities any rights to subscribe for additional Shares or any rights of any other nature, the Depositary will have discretion as to the procedure to be followed in making such rights available to any Owners of ADRs or in disposing of such rights on behalf of any Owners and making the net proceeds available in dollars to such Owners or, if by the terms of such rights offering or for any other reason, the Depositary may not either make such rights available to any Owners or dispose of such rights and make the net proceeds available to such Owners, then the Depositary shall allow the rights to lapse; provided, however, if at the time of the offering of any rights the Depositary determines in its discretion that it is lawful and feasible to make such rights available to all Owners or to certain Owners but not to other Owners, the Depositary may distribute to any Owner to whom it determines the distribution to be lawful and feasible, in proportion to the number of ADSs held by such Owner, warrants or other instruments therefor in such form as it deems appropriate. If the Depositary determines in its discretion that it is not lawful and feasible to make such rights available to certain Owners, it may sell the rights, warrants or other instruments in proportion to the number of ADSs held by the Owners to whom it has determined it may not lawfully or feasibly make such rights available, and allocate the net proceeds of such sales (net of fees of the Depositary as provided under the Deposit Agreement and all taxes and governmental charges payable in connection with such rights and subject to the terms of the Deposit Agreement) for the account of such Owners otherwise entitled to such rights, warrants or other instruments, upon an averaged or other practical basis without regard to any distinctions among such Owners because of exchange restrictions or the date or delivery of any ADR or ADRs, or otherwise. The Depositary will not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Owners in general or any Owner or Owners in particular.

  In circumstances in which rights would not otherwise be distributed, if an Owner of ADRs requests the distribution of warrants or other instruments in order to exercise the rights allocable to the ADSs of such Owner, the Depositary will make such rights available to such Owner upon written notice from the Company to the Depositary that (a) the Company has elected in its sole discretion to permit such rights to be exercised and (b) such owner has executed such documents as the Company has determined in its sole discretion are reasonably required under applicable law. Upon instruction pursuant to such warrants or other instruments to the Depositary from such Owner to exercise such rights, upon payment by such Owner to the Depositary for the account of such Owner of an amount equal to the purchase price of the Shares to be received in exercise of the rights, and upon payment of the fees of the Depositary as set forth in such warrants or other instruments, the Depositary will, on behalf of such Owner, exercise the rights and purchase the Shares, and the Company shall cause the Shares so purchased to be delivered to the Depositary on behalf of such Owner. As agent for such Owner, the Depositary will cause the Shares so purchased to be deposited, and will execute and deliver ADRs to such Owner, pursuant to the Deposit Agreement.

  The Depositary will not offer rights to Owners having an address in the United States unless both the rights and the securities to which such rights relate are either exempt from registration under the Securities Act with respect to a distribution to all Owners or are registered under the provisions of the Securities Act; provided, that nothing in the Deposit Agreement will create, or be construed to create, any obligation on the part of the Company to file a registration statement with respect to such rights or underlying securities or to endeavor to have such a registration statement declared effective. If an Owner of ADRs requests the distribution of warrants or other instruments, notwithstanding that there has been no such registration under the Securities Act, the Depositary will not effect such distribution unless it has received an opinion from recognized counsel in the United States for the Company upon which the Depositary may rely that such distribution to such Owner is exempt from such registration. The Depositary will not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Owners in general or any Owner in particular.

  Whenever the Depositary receives any distribution other than cash, Shares or rights in respect of the Deposited Securities, the Depositary will cause the securities or property received by it to be distributed to the Owners entitled thereto, after deduction or upon payment of any fees and expenses of the Depositary or any taxes other than governmental charges, in proportion to their holdings, respectively, in any manner that the Depositary may reasonably deem equitable and practicable for accomplishing such distribution; provided, however, that if in the opinion of the Depositary such distribution cannot be made proportionately among the Owners entitled thereto, or if for any other reason (including, but not limited to, any requirement that the Company or the Depositary withhold an amount on account of taxes or other governmental charges or that such securities must be registered under the Securities Act in order to be distributed to Owners or holders of ADRs) the Depositary deems such distribution not to be feasible, the Depositary may adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution, including, but not limited to, the public or private sale of the securities or property thus received, or any part thereof, and the net proceeds of any such sale (net of the fees of the Depositary) will be distributed by the Depositary to the Owners entitled thereto as in the case of a distribution received in cash.

  If the Depositary determines that any distribution of property (including Shares and rights to subscribe therefor) is subject to any taxes or other governmental charges which the Depositary is obligated to withhold, the Depositary may, by public or private sale, dispose of all or a portion of such property in such amount and in such manner as the Depositary deems necessary and practicable to pay such taxes or charges and the Depositary will distribute the net proceeds of any such sale after deduction of such taxes or charges to the Owners entitled thereto in proportion to the number of ADSs held by them, respectively.

  Upon any change in nominal or par value, split-up, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities which shall be received by the Depositary or Custodian in exchange for, in conversion of, or in respect of Deposited Securities will be treated as new Deposited Securities under the Deposit Agreement, and the ADSs will thenceforth represent the new Deposited Securities so received in exchange or conversion, unless additional ADRs are delivered pursuant to the following sentence. In any such case the Depositary may, after consultation with the Company, and will, if the Company so requests, execute and deliver additional ADRs as in the case of a distribution in Shares, or call for the surrender of outstanding ADRs to be exchanged for new ADRs specifically describing such new Deposited Securities.

Record Dates

  Whenever any cash dividend or other cash distribution shall become payable or any distribution other than cash shall be made, or whenever rights shall be issued with respect to the Deposited Securities, or whenever for any reason the Depositary causes a change in the number of Shares that are represented by each ADS, or whenever the Depositary shall receive notice of any meeting of holders of Shares or other Deposited Securities, or whenever the Depositary shall find it necessary or convenient, the Depositary will fix a record date,
(a) for the determination of the Owners who will be (i) entitled to receive such dividend, distribution or rights, or the net proceeds of the sale thereof, or (ii) entitled to give instructions for the exercise of voting rights at any such meeting, or (b) on or after which each ADS will represent the changed number of Shares, all subject to the provisions of the Deposit Agreement.

Voting Of Deposited Securities

  Upon receipt of notice of any meeting or solicitation or consents or proxies of holders of Shares or other Deposited Securities, if requested in writing by the Company, the Depositary will, as soon as practicable thereafter, mail to all Owners a notice, the form of which notice will be in the sole discretion of the Depositary, containing (a) the information included in such notice of meeting received by the Depositary from the Company, (b) other than in the case of a vote to waive the payment of dividends, a statement that the Owners as of the close of business on a specified record date will be entitled, subject to any applicable provision of Greek law and of the Articles of Incorporation of the Company, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the amount of Shares or other Deposited Securities represented by their respective ADSs, (c) a statement that Owners who instruct the Depositary as to the exercise of their voting rights will be deemed to have instructed the Depositary or authorized representative to call for a poll with respect to each matter for which instructions are given, subject to any applicable provisions of Greek law and of the Company's Articles of Incorporation and (d) a statement as to the manner in which such instructions may be given, including an express indication that instructions may be given or deemed given in accordance with the last sentence of this paragraph if no instruction is received, to the Depositary to give a discretionary proxy to a person designated by the Company. Upon the written request of an Owner on such date, received on or before the date established by the Depositary for such purpose, the Depositary will endeavor, insofar as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by the ADSs evidenced by such ADRs in accordance with the nondiscretionary instructions set forth in such request. Accordingly, pursuant to the Company's Articles of Incorporation and applicable Greek law, the Depositary will cause its authorized representative to attend each meeting of holders of Shares and call for a poll as instructed in accordance with clause
(c) above for the purpose of effecting such vote, other than in the case of a vote to waive the payment of dividends. The Depositary will not vote or attempt to exercise the right to vote that attaches to the Shares or other Deposited Securities, other than in accordance with such instructions or deemed instructions. In the event the Board of Directors submits to a meeting of the shareholders a request for the approval of the shareholders to waive the payment of dividends required under Greek corporate law, the Depositary will not solicit instructions from any Owner with respect to such consent, and will vote all of the Deposited Securities in favor of such a waiver. In addition, in the event the Underwriters' over-allotment option is exercised, for purposes of authorizing the increase in capital as required by Greek law and waiving preemptive rights, the Depositary will not solicit instructions from any Owner with respect to such consent, and will vote all of the Deposited Securities in favor of such authorization and waiver.

  The Deposit Agreement provides that if no instructions are received by the Depositary from any Owner with respect to any of the Deposited Securities represented by the ADSs evidenced by such Owner's ADRs on or before the date established by the Depositary for such purpose, the Depositary will deem such Owner to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such Deposited Securities and the Depositary will give a discretionary proxy to a person designated by the Company to vote such Deposited Securities, under circumstances and according to the terms as set forth in the Deposit Agreement; provided, that no such instructions will be deemed given and no such discretionary proxy will be given when the Company notifies the Depositary (and the Company agrees to provide such notice as promptly as practicable in writing) that the matter to be voted upon is one of the following: (1) is a matter not submitted to shareholders by means of a proxy statement comparable to that specified in
Schedule 14A of the SEC; (2) is the subject of a counter-solicitation, or is part of a proposal made by a shareholder which is being opposed by management (i.e., a contest); (3) relates to a merger or consolidation (except when the Company's proposal is to merge with its own wholly-owned subsidiary, provided its shareholders dissenting thereto do not have rights of appraisal); (4) involves a right of appraisal; (5) authorizes mortgaging of property; (6) authorizes or creates indebtedness or increases the authorized amount of indebtedness; (7) authorizes or creates preferred shares or increases the authorized amount of existing preferred shares; (8) alters the terms or conditions of any shares then outstanding or existing indebtedness; (9) involves waiver or modification of preemptive rights (except when the Company's proposal is to waive such rights with respect to shares being offered pursuant to share option or purchase plans involving the additional issuance of not more than 5% of the Company's outstanding Shares (see Item
(12) below) and except, in the event the Underwriters' over-allotment option is exercised, to the extent contemplated by the preceeding paragraph), (10) alters voting provisions or the proportionate voting power of a class of shares, or the number of its votes per share (except where cumulative voting provisions govern the number of votes per share for election of directors and the Company's proposal involves a change in the number of its directors by not more than 10% or not more than one); (11) changes existing quorum requirements with respect to shareholder meetings; (12) authorizes issuance of Shares, or options to purchase Shares, to directors, officers, or employees in an amount which exceeds 5% of the total amount of the class outstanding (when no plan is amended to extend its duration, the Company shall factor into the calculation the number of Shares that remain available for issuance, the number of Shares subject to outstanding options and any Shares being added; should there be more than one plan being considered at the same meeting; all Shares are aggregated), except, in the event the Underwriters' over-allotment is exercised, to the extent contemplated by the preceeding paragraph; (13) authorizes (a) a new profit-sharing or special remuneration plan, or a new retirement plan, the annual cost of which will amount to more than 10% of average annual income before taxes for the preceding five years, or (b) the amendment of an existing plan which would bring its costs above 10% of such average annual income before taxes (should there be more than one plan being considered at the same meeting, all costs are aggregated; exceptions may be made in cases of: (a) retirement plans based on agreement or negotiations with labor unions (or which have been or are to be approved by such unions), and (b) any related retirement plan for benefit of non-union employees having terms substantially equivalent to the terms of such union-negotiated plan, which is submitted for action of stockholders concurrently with such union-negotiated plan); (14) changes the purposes or powers of the Company to an extent which would permit it to change to a materially different line of business and it is the Company's stated intention to make such a change; (15) authorizes the acquisition of property, assets, or a Company, where the consideration to be given has a fair value of 20% or more of the market value of the previously outstanding shares; (16) authorizes the sale or other disposition of assets or earning power of 20% or more of those existing prior to the transaction; (17) authorizes a transaction not in the ordinary course of business in which an officer, director or substantial security holder has a direct or indirect interest; or (18) reduces earned surplus by 51% or more, or reduces earned surplus to an amount less than the aggregate of three years' Share dividends computed at the current dividend rate.

  There can be no assurance that the Owners generally or any Owner in particular will receive the notice described in the preceding paragraph sufficiently prior to the date established by the Depositary for the receipt of instructions to ensure that the Depositary will in fact receive such instructions on or before such date. Neither the Depositary nor the Company shall be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or nonaction is in good faith.

Reports and Other Communications

  The Depositary will make available for inspection by ADR Owners at its Corporate Trust Office any reports and communications, including any proxy soliciting material, received from the Company, which are both (a) received by the Depositary as the holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by the Company. The Depositary will also, upon written request, send to the Owners copies of such reports when furnished by the Company pursuant to the Deposit Agreement. Any such reports and communications, including any proxy soliciting material, furnished to the Depositary by the Company will be furnished in English.

Amendment and Termination of the Deposit Agreement

  The form of ADRs and any provisions of the Deposit Agreement may at any time and from time to time be amended by agreement between the Company and the Depositary in any respect which they may deem necessary or desirable; provided, however, that any amendment that imposes or increases any fees or charges (other than taxes and other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or which otherwise prejudices any substantial existing rights of ADR Owners, will not take effect as to outstanding ADRs until the expiration of 30 days after notice of any amendment has been given to the Owners of outstanding ADRs. Every Owner of an ADR, at the time any amendment becomes effective, will be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event will any amendment impair the right of the Owner of any ADR to surrender such ADR and receive therefor the Deposited Securities represented thereby, except to comply with mandatory provisions of applicable law.

  The Depositary will at any time at the direction of the Company terminate the Deposit Agreement by mailing notice of such termination to the Owners of the ADRs then outstanding at least 90 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement by mailing notice of such termination to the Company and the Owners of all ADRs then outstanding if, at any time 90 days shall have expired after the Depositary will have delivered to the Company a written notice of its election to resign and a successor depositary will not have been appointed and accepted its appointment, in accordance with the terms of the Deposit Agreement. On or after the date of termination, the Owner of an ADR will, upon (a) surrender of such ADR at the Corporate Trust Office of the Depositary, (b) payment of the fee of the Depositary for the surrender of ADRs referred to in the Deposit Agreement, and (c) payment of any applicable taxes or governmental charges, be entitled to delivery, to him or upon his order, of the amount of Shares represented by the ADSs evidenced by such ADR. If any ADRs remain outstanding after the date of termination of the Deposit Agreement, the Depositary thereafter will discontinue the registration of transfers of ADRs, will suspend the distribution of dividends to the Owners thereof and will not give any further notices or perform any further acts under the Deposit Agreement, except the collection of dividends and other distributions pertaining to the Deposited Securities, the sale of rights and other property and the delivery of underlying Shares, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs (after deducting, in each case, the fees of the Depositary for the surrender of an ADR and other expenses set forth in Deposit Agreement and any applicable taxes or governmental charges). At any time after the expiration of one year from the date of termination, the Depositary may sell the Deposited Securities then held thereunder and may thereafter hold uninvested the net proceeds of such sale, together with any other cash, unsegregated and without liability for interest, for the pro rata benefit of the Owners that have not theretofore surrendered their Receipts, such Owners thereupon becoming general creditors of the depositary with respect to such net proceeds. After making such sale, the Depositary will be discharged from all obligations under the Deposit Agreement, except to account for net proceeds and other cash (after deducting, in each case, the fee of the Depositary and other expenses set forth in the Deposit Agreement for the surrender of an ADR and any applicable taxes or other governmental charges).

Charges of Depositary

  The Depositary will charge any party depositing or withdrawing Shares or any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or Deposited Securities or a distribution of ADRs pursuant to the Deposit Agreement) where applicable:
(1) taxes and other governmental charges; (2) such registration fees as may from time to time be in effect for the registration of transfers of Shares generally on the share register of the Company or the appointed agent of the Company for transfer and registration of Shares and applicable to transfers of Shares to the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals; (3) such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement to be at the expense of persons depositing Shares or Owners; (4) such expenses as are incurred by the Depositary in the conversion of Foreign Currency pursuant to the Deposit Agreement; (5) a fee not in excess of $5.00 per 100 ADSs (or portion thereof) for the issuance and surrender, respectively, of ADRs pursuant to the Deposit Agreement; (6) a fee not in excess of $0.02 per ADS (or portion thereof) for any cash distribution made pursuant to the Deposit Agreement; (7) a fee for the distribution of securities pursuant to the Deposit Agreement, such fee being in an amount equal to the fee for the execution and delivery of ADSs referred to above which would have been charged as a result of the deposit of such securities (for purposes of this clause 7 treating all such securities as if they were Shares), but which securities are instead distributed by the Depositary to Owners and the net proceeds distributed; and (8) a fee not in excess of $1.50 per certificate for an ADR or ADRs for transfers made pursuant to the Deposit Agreement.

  The Depositary, pursuant to the Deposit Agreement, may own and deal in any class of securities of the Company and its affiliates and in ADRs.

Liability of Owner for Taxes

  If any tax or other governmental charge shall become payable by the Custodian or the Depositary with respect to any ADR or any Deposited Securities represented by the ADSs evidenced by such ADR, such tax or other governmental charge will be payable by the Owner of such ADR to the Depositary. The Depositary may

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

refuse to effect any transfer of such ADR or any withdrawal of Deposited Securities underlying such ADR until such payment is made, and may withhold any dividends or other distributions, or may sell for the account of the Owner any part or all of the Deposited Securities underlying such ADR and may apply such dividends, distributions or the proceeds of any such sale to pay any such tax or other governmental charge and the Owner of such ADR will remain liable for any deficiency.

Disclosure of Interests

  Each Owner agrees to comply with the Company's Articles, as they may be amended from time to time, and the laws of the Hellenic Republic, if applicable, with respect to any disclosure requirements regarding ownership of Shares, all as if such ADRs were, for this purpose, the Shares represented thereby. Each Owner has agreed to be bound by provisions of the Deposit Agreement mandating compliance with the disclosure requirements of Greek company law.

  In order to facilitate compliance with the notification requirements, Owners may deliver any notification to the Depositary with respect to Shares represented by ADSs, and the Depositary shall, as soon as practicable, forward such notification to the Company and, if applicable, and to the extent practicable and as permitted by applicable law any authorities in the Hellenic Republic as specified by the Owner.

General

  Neither the Depositary nor the Company nor any of their respective directors, employees, agents or affiliates will be liable to any Owner or holder of ADRs, if by reason of any provision of any present or future law or regulation of the United States, the Hellenic Republic or any other country, or any other governmental or regulatory authority or stock exchange, or by reason of any provision, present or future, of the Company's Articles, or by reason of any provision of any securities issued or distributed by the Company, or any offering or distribution thereof, or by reason of any act of God or war or other circumstances beyond its control, the Depositary or the Company or any of their respective directors, employees, agents or affiliates shall be prevented, delayed or forbidden from, or be subject to any civil or criminal penalty on account of, doing or performing any act or thing which by the terms of the Deposit Agreement or the Shares it is provided will be done or performed; nor will the Depositary or the Company incur any liability to any Owner or holder of any ADR by reason of any nonperformance or delay, caused as aforesaid, in the performance of any act or thing which by the terms of the Deposit Agreement it is provided will or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for under the Deposit Agreement. Where, by the terms of a distribution pursuant to the Deposit Agreement, or an offering or distribution pursuant to the Deposit Agreement, or for any other reason, such distribution or offering may not be made available to Owners, and the Depositary may not dispose of such distribution or offering on behalf of such Owners and make the net proceeds available to such Owners, then the Depositary will not make such distribution or offering, and will allow the rights, if applicable, to lapse.

  The Company and the Depositary assume no obligation nor will they be subject to any liability under the Deposit Agreement to Owners or holders of ADRs, except that they agree to perform their respective obligations specifically set forth under the Deposit Agreement without negligence or bad faith.

  The ADRs are transferable on the books of the Depositary, provided that the Depositary may close the transfer books at any time or from time to time when deemed expedient by it in connection with the performance of its duties. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender or any ADR or withdrawal of any Shares, the Depositary, the Custodian or the Registrar may require payment from the person presenting the ADR or the depositor of the Shares of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to Shares being deposited or withdrawn) and payment of any applicable fees as provided in the Deposit Agreement, may require the production of proof satisfactory to it as to the identity and genuineness of any signature and may also require compliance with any regulations the

Depositary may establish consistent with the provisions of the Deposit Agreement. The Depositary may refuse to deliver ADRs, to register the transfer of any ADR or to make any distribution on, or related to, Shares until it has received such proof of citizenship or residence, exchange control approval or other information as it may deem necessary or proper. The delivery, transfer, registration or transfer of outstanding ADRs and surrender of ADRs generally may be suspended or refused during any period when the transfer books of the Depositary, the Company or the Foreign Registrar are closed or if any such action is deemed necessary or advisable by the Depositary or the Company, at any time or from time to time.

  Notwithstanding any other provision of the Deposit Agreement or the ADRs, the surrender of outstanding ADRs and withdrawal of Shares may not be suspended subject only to (i) temporary delays caused by closing the transfer books of the Depositary or the Company or the deposit of Shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes and similar charges, and (iii) compliance with any United States or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of the Shares.

  Without limitation of the foregoing, the Depositary shall not knowingly accept for deposit under the Deposit Agreement any Shares required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such Shares.

  The Depositary will keep books, at its Corporate Trust Office, for the registration and transfer of ADRs, which at all reasonable times will be open for inspection by the Owners, provided that such inspection will not be for the purpose of communications with Owners in the interest of a business or object other than the business of the Company or a matter related to the Deposit Agreement or the ADRs.

  The Depositary may appoint one or more co-transfer agents for the purpose of effecting transfers, combinations and split-ups of ADRs at designated transfer offices on behalf of the Depositary. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by Owners or persons entitled to ADRs and will be entitled to protection and indemnity to the same extent as the Depositary.

Governing Law

  The Deposit Agreement will be governed by the laws of the State of New York. The courts of the State of New York and any United States Federal Court sitting in New York City have jurisdiction in respect of any proceedings relating to the Deposit Agreement.

Information Regarding the Depositary

  The Depositary is The Bank of New York, a New York banking corporation established in 1784. It does not have a limited life. It does not have a registration number or a registered office. Its principal executive and administrative offices are located at One Wall Street, New York, New York 10285.

  The Bank of New York is a New York state chartered bank regulated by the New York State Banking Commission and a state member of the Federal Reserve System regulated by the Board of Governors of the Federal Reserve System.

  The Bank of New York is wholly owned by The Bank of New York Company, Inc., a bank holding company, which is publicly held.

Clearing and Settlement of ADSs

  It is expected that the ADSs will be accepted for clearance through the facilities of the DTC, Euroclear and Cedel and will bear the CUSIP number 03672N 10 0, the ISIN number US 03672N 10 00 and the Common Code 9488880.

Depository Trust Company

  DTC is a limited-purpose trust company organized under the laws of the State of New and a member of the Federal Reserve System, a clearing corporation within the meaning of the New York Uniform Commercial Code and a clearing agency registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities for DTC participants and facilitates the clearance and settlement of transactions between DTC participants though electronic book-entry changes in accounts of DTC participants. DTC participants include securities brokers and dealers, trust companies and clearing corporations and may include certain other organizations. Indirect access to DTC is also available to brokers, dealers and trust companies which clear through or maintain a custodial relationship with a DTC participant.

  Holders of book-entry interests in the ADSs holding through DTC will receive, to the extent received by the Depositary, all distributions of dividends and other payments with respect to book-entry interests in the ADSs from the Depositary through DTC and DTC participants. Distributions in the United States will be subject to relevant U.S. tax laws and regulations.

  As DTC can act on behalf of DTC participants only, who in turn act on behalf of indirect DTC participants, the ability of indirect DTC participants to pledge book-entry interests in the ADSs to persons or entities that do not participate in DTC, or otherwise take actions with respect to such book-entry interests in the ADSs, may be limited.

Euroclear and Cedelbank

  Euroclear and Cedelbank each hold securities for participating organizations and facilitate the clearance and settlement of securities transactions between their respective participants through electronic book-entry changes in accounts of such participants. Euroclear and Cedelbank provide to their participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Cedelbank are also DTC participants. Euroclear and Cedelbank participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and certain other organizations and include certain of the Underwriters. Indirect access to Euroclear or Cedelbank is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Euroclear or Cedelbank participant either directly or indirectly.

  Distribution of dividends and other payments with respect to book-entry interests in the ADSs held through Euroclear or Cedelbank will be credited, to the extent received by the Depositary, to the cash accounts of Euroclear or Cedelbank participants in accordance with the relevant system's rules and procedures.

                                   TAXATION

  In the opinion of Constantine Xydias & Partners, of Athens, Greece, the information set forth below under the caption "Greek Taxation" is a discussion of the material Greek tax consequences of the acquisition, ownership and disposition of ADSs (or Shares). In the opinion of Paul, Weiss, Rifkind, Wharton & Garrison, special U.S. tax counsel to the Company, the information set forth below under the caption "United States Taxation" is a discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs or Shares by a U.S. Holder (as defined below). These discussions are not a complete analysis or listing of all of the possible tax consequences of such transactions and do not address all tax considerations that may be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the description of U.S. tax consequences deals only with U.S. Holders that will hold ADSs or Shares as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"), and who do not at any time own individually, nor are treated as owning, 10% or more of the Shares (including ADSs) of the Company. In addition this description of U.S. tax consequences does not address the tax treatment of special classes of U.S. Holders, such as banks, tax-exempt entities, insurance companies, persons holding ADSs or Shares as part of a hedging or conversion transaction or as part of a "straddle," U.S. expatriates, persons subject to the alternative minimum tax, dealers or traders in securities or currencies and holders whose "functional currency" is not the dollar.

  As used herein, the term "U.S. Holder" means (i) an individual citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States or any state thereof including the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, (iv) a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust, or (v) a partnership to the extent the interests therein are owned by any of the persons described in clauses (i),
(ii), (iii) or (iv) above. A "Non-U.S. Holder" is any beneficial owner of ADSs or Shares that is not a U.S. Holder.

  Holders of ADSs (or Shares) who are not U.S. Holders should also consult their own tax advisors, particularly as to the applicability of any tax treaty. The statements regarding Greek tax laws and United States federal tax laws set out below assume that each obligation in the Deposit Agreement and any related agreement will be performed in full in accordance with its terms.

Greek Taxation

Introduction

  The following discussion of Greek tax considerations is based on tax laws and regulations in effect in Greece on the date hereof which are subject to change without notice (possibly with retroactive effect). Prospective purchasers or holders of ADSs or Shares should consult their own tax advisors as to the Greek or other tax consequences arising from the acquisition, ownership and disposition of ADSs or Shares as they may relate to such holder's particular circumstances.

Taxation of Dividends

  Under Greek law, income before taxes of a societe anonyme whose shares are not listed on the Athens Stock Exchange is taxed at a flat rate of 40%, or 35% if its shares are listed on the Athens Stock Exchange. As a result, dividends distributed therefrom to shareholders are paid out net of tax. Accordingly, no withholding taxes are imposed by Greece on the payment of dividends on the Shares and the Company assumes no responsibility therefor.

Taxation of Capital Gains

  Shares. Under Greek law, any gain derived from the sale of shares of a societe anonyme not listed on the Athens Stock Exchange or any foreign stock exchange or internationally recognized similar institution will be subject to a 20% capital gains tax. Such tax is also levied on capital gains obtained by persons not residing in

Greece for tax purposes who are not entitled to the benefits of an applicable treaty for the avoidance of taxation. Under the tax treaty of 1953 entered into between Greece and the United States (the "US/Greece Tax Treaty"), U.S. persons otherwise eligible for benefits under the US/Greece Tax Treaty are not exempted from the payment of Greek capital gains tax. Any such capital gains tax is in principle payable by the seller, although the seller and purchaser are held jointly and severally liable.

  Under Greek law, the sale of shares of a societe anonyme not listed on the Athens Stock Exchange may only be effected by means of a notarial deed along with a special declaration for the payment of capital gains tax. Failure to follow this procedure in connection with the sale of shares will result in such transfer being null and void and the purchaser will not be entitled to benefit from any rights attached to the purchased shares.

  The private agreement or notarial deed is required to contain at least the following elements: (i) legal name (if other than a natural person), registered seat, tax office and fiscal number of both the seller and the purchaser; (ii) legal name (if other than a natural person), registered seat, tax office and fiscal number of the company as well as the type, number, nominal value and (if applicable) serial number of the transferred shares;
(iii) the sale price and the mode of payment (payment in full or in installments); (iv) the amount of capital gains which the seller will recognize as a consequence of the sale according to his calculations; and (v) the amount of capital gains tax to be paid by him.

  The Shares are not listed on the Athens Stock Exchange. As a result, the capital gains tax and procedures for transfer described above will apply to the Shares. See below for a discussion of the treatment of ADSs for these purposes.

  Foreign purchasers of Shares residing for tax purposes in a jurisdiction with which Greece has concluded a tax treaty may be exempted from capital gains tax in accordance with the provisions of such applicable treaty. Although a treaty may exempt the seller from capital gains tax in Greece, the procedural requirements required to validly transfer the Shares must still be satisfied. As noted above, the US/Greece Tax Treaty does not provide an exemption from the application of Greek capital gains tax. Investors should consult their own tax advisors as to whether an income tax treaty with Greece applies to the application of capital gains tax.

  ADSs. Notwithstanding the above, in the opinion of Constantine Xydias & Partners, no Greek tax will be levied on capital gains arising from sales of ADSs on Nasdaq or the London Stock Exchange in view of the fact that the holders of ADSs do not acquire direct rights on the underlying Shares and that the transfer of ADSs does not constitute per se a transfer of the underlying Shares. Any subsequent disposal of Shares might give rise to capital gains taxable in Greece on the terms described above. However, it should be noted that Greek tax authorities have not taken a position on whether Greek tax may be levied on capital gains from trades of ADSs or whether the Greek procedural requirements for the transfer of shares of a societe anonyme which are not listed on the Athens Stock Exchange also apply to transfers of ADSs. Their opinion on these issues may differ from that set forth above.

  The exercise of the right of a Holder of ADSs to receive Shares underlying such ADSs in accordance with and pursuant to the Deposit Agreement in order to exercise direct rights as shareholders of the Company, including, but not limited to, attending shareholders meetings and directly exercising voting rights or receiving dividends, would require their registration in the Company's shareholders registry. As a consequence of withdrawing Shares from the ADR facility, such Shares will be transferred from the Depositary to the Holder and such Holder will need to follow the procedure for the transfer of Shares described above. In connection with causing such transfer to occur, the relevant Greek tax authorities may seek to collect a capital gains tax on such transfer. The same would also apply to any subsequent transfer of Shares by the Holders.

  Transfers of Shares not effected in accordance with the provisions of Greek Law described above will result in the following: (i) the relevant transfers shall be null and void; (ii) transferees will not be able to exercise their rights as shareholders of the Company (i.e., receive dividends or participate in or vote at a General Meeting, either directly or by proxy); (iii) resolutions approved by a General Meeting in which the transferees or their proxies participated and voted and the actions authorized pursuant thereto (including, but not limited, to the approval of the financial statements and the distribution of dividends) may be invalidated; (iv) any person who appears and votes at a General Meeting without having the right to do so is subject to criminal sanctions and fines; and (v) the non-filing of a tax declaration (such as the declaration regarding the transfer of Shares) by the person who is obliged to do so or the filing of such declaration which subsequently is found to be inaccurate would result in such person being liable for the payment of additional taxes or penalties and if it were the intent of such person to evade payment of tax, such person may also be subject to other administrative or criminal sanctions.

  The consequences set forth in paragraphs (i) to (iv) above also apply to transfers of Shares not effected in accordance with the provisions of Greek law between persons who reside for tax purposes in a country with which Greece has a tax treaty exempting such persons from the payment of Greek capital gains tax. In such case the transferor would be liable for the payment of penalties amounting to between GRD 40,000 and GRD 400,000.

  Finally, pursuant to an express provision of Greek law, the transferee remains jointly and severally liable with the transferor to the tax authorities for the payment of capital gains tax in the event the transferor did not file the relevant tax declaration.

Stamp Duty

  The issuance and transfer of Shares as well as the payment of dividends therefrom is exempt from stamp duty.

Inheritance or Succession and Donation Taxes

  Under Greek law, foreign individuals or legal entities who are neither residents, nor under Greek tax law deemed to be residents, of Greece may be exempted from inheritance, or succession and donation taxes on ADSs evidencing Shares, if the country in which they reside provides equal tax treatment to individuals or legal entities, subject to the provisions of applicable treaties (if any). Even if a treaty should apply, the procedural requirements relating to the transfer of Shares as described above under "Taxation of Capital Gains" must be complied with, otherwise the consequences referred to above will be applicable.

  Prospective U.S. Holders of Shares and ADSs evidencing Shares should consult their tax advisors with regard to the applicability of the double inheritance tax avoidance treaty of 1950 entered into between Greece and the United States of America.

  POTENTIAL PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR CONSEQUENCES TO THEM UNDER GREEK TAX LAWS (INCLUDING GREEK CAPITAL GAINS, INHERITANCE OR SUCCESSION, AND GIFT TAX) OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SHARES AND ADSs.

United States Taxation

  The following discussion is based (i) upon the Code, U.S. judicial decisions, administrative pronouncements, and existing and proposed Treasury regulations, any of which is subject to change (possibly with retroactive effect), and (ii) in part upon representations of the Depositary.

  POTENTIAL PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR CONSEQUENCES TO THEM UNDER U.S. FEDERAL, STATE, LOCAL AND APPLICABLE FOREIGN TAX LAWS OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SHARES AND ADSs.

  U.S. Holders of ADSs will be treated for U.S. federal income tax purposes as owners of the Shares underlying the ADSs. Accordingly, except as noted, the U.S. federal income tax consequences discussed below apply equally to U.S. Holders of ADSs and Shares.

Dividends

  Subject to the discussion of passive foreign investment companies below, the gross amount of any distribution paid by the Company to a U.S. Holder will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of current or accumulated earnings and profits of the Company, as determined under U.S. federal income tax principles. The amount of any distribution of property other than cash will be the fair market value of such property on the date of the distribution. Dividends received by a U.S. Holder will not be eligible for the dividends received deduction allowed to corporations. To the extent that an amount received by a U.S. Holder exceeds such holder's allocable share of the Company's current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. Holder's tax basis in his Shares (thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the Shares) and then, to the extent such distribution exceeds such U.S. Holder's tax basis, will be treated as capital gain. The Company does not currently maintain calculations of its earnings and profits for U.S. federal income tax purposes.

  The gross amount of distributions paid in drachmas (or any successor or other foreign currency) will be included in the income of such U.S. Holder in a dollar amount calculated by reference to the spot exchange rate in effect on the day the distributions are paid to the Depositary regardless of whether the payment is in fact converted into dollars. If the drachmas (or any successor or other foreign currency) are converted into dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of drachmas as distributions. If, instead, the drachmas are converted at a later date, any currency gains or losses resulting from the conversion of the drachmas will be treated as U.S. source ordinary income or loss. Any amounts recognized as dividends will generally constitute foreign source "passive income" or, in the case of certain U.S. Holders, "financial services income" for U.S. foreign tax credit purposes. A U.S. Holder will have a basis in any drachmas distributed equal to their dollar value on the payment date.

  A Non-U.S. Holder of ADSs generally will not be subject to U.S. federal income tax or withholding tax on dividends received on ADSs unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

Sale or Exchange

  Subject to the discussion of passive foreign investment companies below, gain or loss realized by a U.S. Holder on the sale or other disposition of ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the ADSs and the amount realized on the disposition. In the case of a non-corporate U.S. Holder, the federal tax rate applicable to capital gains will depend upon (i) the holder's holding period for the ADSs (with a preferential rate available for ADSs held for more than one year) and (ii) the holder's marginal tax rate for ordinary income. Any gain realized will generally be treated as U.S. source gain and loss realized by a U.S. Holder generally also will be treated as from sources within the United States.

  The ability of a U.S. Holder to utilize foreign taxes as a credit to offset U.S. taxes is subject to complex limitations and conditions. The consequences of the separate limitation calculation will depend upon the nature and sources of each U.S. Holder's income and the deductions allocable thereto. Alternatively, a U.S. Holder may elect to claim all foreign taxes paid as an itemized deduction in lieu of claiming a foreign tax credit. A deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit, but the availability of the deduction is not subject to the conditions and limitations applicable to foreign tax credits.

  The surrender of ADSs in exchange for Shares (or vice versa) will not be a taxable event for U.S. federal income tax purposes and U.S. Holders will not recognize any gain or loss upon such a surrender.

  If a U.S. Holder receives any foreign currency on the sale of ADSs, such U.S. Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of ADSs and the date the sale proceeds are converted into dollars.

  A Non-U.S. Holder of ADSs generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such ADSs unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States or (ii) in the case of any gain realized by an individual Non-U.S. Holder, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of such sale and certain other conditions are met.

Passive Foreign Investment Company

  The Company believes that Shares and ADSs should not currently be treated as stock of a passive foreign investment company (a "PFIC") for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change based on future operations. In general, the Company will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds the Company's ADSs or Shares, either (i) at least 75% of the gross income of the Company for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of the Company's assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income includes income such as dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income.

  If the Company is treated as a PFIC, a U.S. Holder that did not make a QEF election (or, if available, a mark-to-market election), as described below, would be subject to special rules with respect to (a) any gain realized on the sale or other disposition of Shares or ADSs and (b) any excess distribution by the Company to the U.S. Holder (generally, any distributions to the U.S. Holder in respect of the Shares or ADSs during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in respect of the Shares or ADSs during the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the Shares or
ADSs). Under those rules (i) the gain or excess distribution would be allocated ratably over the U.S. Holder's holding period for the Shares or ADSs, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income, (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year and (iv) the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

  A U.S. Holder of ADSs that are treated as "marketable stock" under the PFIC rules may be able to avoid the imposition of the PFIC tax rules described above by making a mark-to-market election. Generally, pursuant to this election, such holder would include in ordinary income, for each taxable year during which such ADSs are held, an amount equal to the increase in value of the ADSs, which increase will be determined by reference to the value of such ADSs at the end of the current taxable year as compared with their value as of the end of the prior taxable year. Holders desiring to make the mark-to-market election should consult their tax advisors with respect to the application and effect of making such election.

  In the case of a U.S. Holder who does not make a mark-to-market election, the special PFIC tax rules described above will not apply to such U.S. Holder if the U.S. Holder elects to have the Company treated as a qualified electing fund (a "QEF Election") and the Company provides certain required information to holders. For a U.S. Holder to make a QEF election, the Company would have to satisfy certain burdensome reporting requirements. The Company has not determined whether it will undertake the necessary measures to be able to satisfy such requirements in the event that the Company were treated as a PFIC.

  A U.S. Holder that makes a QEF election will be currently taxable on its pro rata share of the Company's ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively) for each taxable year of the Company, regardless of whether or not distributions were received. The U.S. Holder's basis in the Shares or ADSs will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Shares or ADSs and will not be taxed again as a distribution to the U.S. Holder.

United States Backup Withholding and Information Reporting

  A U.S. Holder may be subject to information reporting with respect to dividends paid on, or proceeds of the sale or other disposition of, an ADS, unless the U.S. Holder is a corporation or comes within certain other categories of exempt recipients. A U.S. Holder that is not an exempt recipient may be subject to backup withholding at a rate of 31% with respect to dividends paid on, or the proceeds from the sale or the disposition of, an ADS unless the U.S. Holder provides a taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against the U.S. Holder's U.S. federal income tax liability or refundable to the extent that it exceeds such liability. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the United States Internal Revenue Service.

  Non-U.S. Holders generally may be subject to information reporting and possible backup withholding with respect to the proceeds of the sale or other disposition of ADSs effected within the United States, unless the holder certifies to its foreign status or otherwise establishes an exemption (provided that the broker does not have actual knowledge that the holder is a U.S. holder).

  Treasury regulations will modify certain of the rules discussed above with respect to payments on the ADSs made after December 31, 1999. In particular, a payor within the United States will be required to withhold 31% of any payments of dividends on or proceeds from the sale of ADSs within the United States to a non-exempt U.S. or Non-U.S. Holder if such holder fails to provide appropriate certification. In the case of such payments by a payor within the United States to a foreign partnership (other than one that qualifies as a "withholding foreign partnership" within the meaning of such Treasury regulations), the partners of such partnership will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may only rely on a certification provided by a Non-U.S. Holder if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is unreliable.

Transfer Reporting Requirements

  The United States Treasury Department recently issued final regulations with regard to reporting requirements relating to the transfer of cash to a foreign corporation by U.S. persons or entities. The regulations are effective for transfers made in taxable years beginning after February 5, 1999. Purchasers of ADSs should consult their tax advisors regarding these requirements.

                                 UNDERWRITING

  The underwriters of the offering of the ADSs in the United States and Canada (the "U.S. Underwriters"), for whom Lehman Brothers Inc., BT Alex. Brown Incorporated and Salomon Smith Barney Inc. are acting as the representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the U.S. Underwriting Agreement (the "U.S. Underwriting Agreement"), the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part, to purchase from the Company and the Selling Shareholder, and the Company and the Selling Shareholder have agreed to sell to each U.S. Underwriter, the aggregate number of ADSs set forth opposite their respective names below:

       U.S. Underwriters                                          Number of ADSs
       -----------------                                          --------------
       Lehman Brothers Inc. .....................................
       BT Alex. Brown Incorporated...............................
       Salomon Smith Barney Inc. ................................
                                                                   -----------
         Total...................................................
                                                                   ===========

  The underwriters of the concurrent offering of the ADSs outside the United States and Canada (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters") for whom Lehman Brothers International (Europe), BT Alex. Brown International, a division of Bankers Trust International PLC and Salomon Brothers International Limited are acting as lead managers (the "Lead Managers"), have severally agreed to the terms and conditions of the International Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part, to purchase from the Company and the Selling Shareholder, and the Company and the Selling Shareholder have agreed to sell to each International Manager, the aggregate number of ADSs set forth opposite their respective names below:

       International Managers                                   Number of ADSs
       ----------------------                                   --------------
       Lehman Brothers International (Europe)..................
       BT Alex. Brown International, a division of Bankers
        Trust International PLC................................
       Salomon Brothers International Limited..................
                                                                 -----------
         Total.................................................
                                                                 ===========

  The U.S. Underwriting Agreement and the International Underwriting Agreement (collectively, the "Underwriting Agreements") provide that the obligations of the U.S. Underwriters and the International Managers to purchase ADSs are subject to certain conditions, such as, among other things, the absence of certain material adverse developments affecting the Company or the Offering, the ADSs having been approved for quotation on Nasdaq and admitted to the Official List of the London Stock Exchange, in each case subject to official notice of issuance and the delivery of certain legal opinions, certificates and other documents, and that, if any of the ADSs are purchased by the U.S. Underwriters pursuant to the U.S. Underwriting Agreement or by the International Managers pursuant to the International Underwriting Agreement, all the ADSs agreed to be purchased by either the U.S. Underwriters or the International Managers, as the case may be, pursuant to their respective Underwriting Agreements, must be so purchased. The offering price and underwriting discounts and commissions for the U.S. Offering and the International Offering are identical. The closing of the International Offering is a condition to the closing of the U.S. Offering, and the closing of the U.S. Offering is a condition to the closing of the International Offering.

  The Company and the Selling Shareholder have been advised by the Representatives and the Lead Managers that the U.S. Underwriters and International Managers, respectively, propose to offer the ADSs to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain selected dealers (who may include the U.S. Underwriters and the International Managers) at such initial public offering
price less a selling concession not in excess of $   per ADS. The U.S.
Underwriters and International Managers may allow, and such dealers may
reallow, a concession not in excess of $   per ADS to certain other brokers or
dealers. After the Offering, the public offering price and other selling terms may be changed by the Representatives and the Lead Managers.

  The Company and the Selling Shareholder have granted the U.S. Underwriters and International Managers options to purchase up to an additional 389,200 and 765,800 ADSs, respectively, solely to cover over-allotments at the initial offering price to the public, less underwriting discounts and commissions. The Underwriters have agreed that, if such options are exercised in part, they will first acquire ADSs from the Selling Shareholder before acquiring ADSs from the Company. Any or all of such options may be exercised at any time until 30 days after the date of the U.S. Underwriting Agreement and the International Underwriting Agreement, respectively. To the extent that either option is exercised, each of the U.S. Underwriters or International Managers, as the case may be, will be committed, subject to certain conditions, to purchase a number of the additional ADSs, proportionate to such U.S. Underwriter's or International Manager's initial commitment as indicated in the preceding tables.

  The U.S. Underwriters and the International Managers have entered into an Agreement Between U.S. Underwriters and International Managers pursuant to which each U.S. Underwriter has agreed that, as part of the distribution of the ADSs (plus any of the ADSs to cover over-allotments) offered in the U.S. Offering, (i) it is not purchasing any of such ADSs for the account of anyone other than a U.S. or Canadian Person (as defined below) and (ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such ADSs outside the United States or Canada or to anyone other than a U.S. or Canadian Person. In addition, pursuant to the same agreement, each International Manager has agreed that, as part of the distribution of the ADSs (plus any of the ADSs to cover over-allotments) offered in the International Offering, (a) it is not purchasing any of such ADSs for the account of any U.S. or Canadian Person and (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such ADSs in the United States or Canada or to any U.S. or Canadian Person. Each International Manager has also agreed that it will offer to sell ADSs only in compliance with all relevant requirements of any applicable laws.

  The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Underwriting Agreements and the Agreement Between U.S. Underwriters and International Managers, including (i) certain purchases and sales between the U.S. Underwriters and the International Managers, (ii) certain offers, sales, resales, deliveries or distributions to or through investment advisors or other persons exercising investment discretion, (iii) purchases, offers or sales by a U.S. Underwriter who is also acting as an International Manager or by an International Manager who is also acting as a U.S. Underwriter and (iv) other transactions specifically approved by Lehman Brothers as a Lead Manager. As used herein,
(a) the term "United States" means the United States of America (including the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction, (b) the term "Canada" means Canada, its provinces, territories and possessions and other areas subject to its jurisdiction and (c) the term "U.S. or Canadian Person" means any resident or citizen of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada or any political subdivision thereof or any estate or trust, the income of which is subject to United States federal income taxation or Canadian income taxation regardless of its source (other than a foreign branch of any U.S. or Canadian Person), and includes any United States or Canadian branch of a person who is not otherwise a U.S. or Canadian Person.

  Pursuant to the Agreement Between U.S. Underwriters and International Managers, sales may be made between the U.S. Underwriters and the International Managers of such number of ADSs as may be mutually agreed upon. Unless otherwise agreed, the price of any ADSs so sold shall be the public offering price as then in effect for the ADSs being sold by the U.S. Underwriters and the International Managers, less the selling concession allocable to such ADSs. To the extent that there are sales between the U.S. Underwriters and the

International Managers pursuant to the Agreement Between U.S. Underwriters and International Managers, the number of ADSs initially available for sale by the U.S. Underwriters or by the International Managers may be more or less than the amount appearing on the cover page of this Prospectus.

  In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the Offering. Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives or Lead Managers will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  This Prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of the ADSs in Canada or any province or territory thereof. Any offer or sale of the ADSs in Canada will be made only pursuant to an exemption from the prospectus filing requirement and an exemption from the dealer registration requirement (where such an exemption is not available, offers or sales shall be made only by a registered dealer) in the relevant Canadian jurisdiction where such offer or sale is made.

  Each International Manager has represented and agreed that (i) it has not offered or sold and will not offer or sell any Shares or ADSs prior to admission of the ADSs to listing in accordance with Part IV of the Financial Services Act 1986 (the "Act"), except to persons whose ordinary business it is to buy and sell securities or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Public Offers of Securities Regulations 1995, (ii) it has complied and will comply with all applicable provisions of the Act with respect to anything done by it in relation to the Shares or the ADSs in, from or otherwise involving the United Kingdom, and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the ADSs, other than any document which consists of listing particulars, supplementary listing particulars or any document required or permitted to be published by listing under Part IV of the Act, if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, or a person to whom the document may otherwise lawfully be issued or passed on.

  No action has been taken or will be taken in any jurisdiction by the Company, the Selling Shareholder, the U.S. Underwriters or the International Managers that would permit a public offering of the ADSs offered pursuant to the Offering in any jurisdiction where action for the purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by the Company, the Selling Shareholder, the U.S. Underwriters and the International Managers to inform themselves about and observe any restrictions as to the Offering and the distribution of this Prospectus.

  Purchasers of the ADSs offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase, in addition to the offering price set forth on the cover hereof.

  Prior to the Offering, there has been no market for the Shares or the ADSs. Consequently, the initial public offering price has been determined by negotiation among the Selling Shareholder, the Company, the Representatives and the Lead Managers. Among the factors considered in determining the initial public offering price were the future prospects of the Company and the industry in general, sales, earnings and certain other financial and operating information of the Company in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company and the general condition of the equity securities market. There can be no assurance that a regular trading market for the ADSs can be sustained. There also can be no assurance that the prices at which the ADSs will sell in the public market after the Offering will not be lower than the price at which the ADSs are sold by the U.S. Underwriters and the International Managers in the Offering.

  The U.S. Underwriters and the International Managers have informed the Company that they do not intend to confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the total number of ADSs offered hereby.

  The Company and the Selling Shareholder have agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the U.S. Underwriters and the International Managers may be required to make in respect thereof.

  The Company and each Principal Shareholder has agreed with the U.S. Underwriters and the International Managers, subject to certain exceptions, that they will not directly or indirectly, offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares (including, without limitation, Shares that may be deemed beneficially owned in accordance with the rules and regulations of the Commission and Shares that may be issued upon exercise of any option or warrant) or any securities convertible into or exercisable or exchangeable for Shares or enter into any swap or other derivatives transaction that transfers, in whole or in part, the economic benefit or risk of ownership of the Shares, whether any of the foregoing transactions is to be settled by delivery of Shares or other such securities, in cash, or otherwise, for a period of 180 days from the date of this Prospectus without the prior written consent of the Lehman Brothers Inc. See "Shares Eligible for Future Sale."

  The ADSs have been approved for quotation on Nasdaq under the symbol "ANTV" and for admission to the Official List of the London Stock Exchange, in each case, subject to official notice of issuance of the ADSs.

  Certain of the U.S. Underwriters and International Managers have provided, from time to time, and expect to provide in the future, brokerage and investment banking services to the Company and its affiliates for which they receive customary fees and compensation.

                                 LEGAL MATTERS

  The validity of the Shares represented by the ADSs offered hereby and certain tax matters will be passed upon for the Company by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York, with respect to matters of United States law, and by Constantine Xydias & Partners, Athens, Greece, with respect to matters of Greek law. Certain matters with respect to the issuance of the Shares represented by the ADSs offered hereby will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York, with respect to matters of United States law, and by Moratis, Petropoulos, Passas, Athens, Greece, with respect to matters of Greek law.

                                    EXPERTS

  The financial statements of the Company as of December 31, 1996, 1997 and 1998 and the years ended December 31, 1996, 1997 and 1998 have been included in this Prospectus and elsewhere in this Registration Statement in reliance upon the report of KPMG Peat Marwick Kyriacou, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Antenna TV S.A.
Independent Auditors' Report.............................................  F-2
Statements of Operations for the years ended December 31, 1996, 1997 and
 1998....................................................................  F-3
Balance Sheets as of December 31, 1996, 1997 and 1998....................  F-4
Statements of Shareholders' Equity for the years ended December 31, 1996,
 1997 and 1998...........................................................  F-6
Statements of Cash Flows for the years ended December 31, 1996, 1997 and
 1998....................................................................  F-7
Notes to the Financial Statements .......................................  F-8

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Antenna TV S.A.

  We have audited the accompanying balance sheets of Antenna TV S.A. as of December 31, 1996, 1997 and 1998, and the related statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Antenna TV S.A. as of December 31, 1996, 1997 and 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles in the United States.

KPMG Peat Marwick Kyriacou

Athens, Greece
January 20, 1999

                                ANTENNA TV S.A.

                            STATEMENTS OF OPERATIONS
              For the years ended December 31, 1996, 1997 and 1998
      (In thousands of drachmae and US dollars, except earnings per share)

                                           Year Ended December 31,
                                   -------------------------------------------
                           Notes      1996        1997            1998
                          -------- ----------  ----------  -------------------
                                     (GRD)       (GRD)       (GRD)       ($)
Advertising revenue.....         2 22,085,816  23,242,456  28,685,478  102,485
Related party revenue...       2,6  3,139,433   2,317,041   2,898,777   10,356
Other revenue...........              140,796     191,826     219,632      785
                                   ----------  ----------  ----------  -------
Total net revenue.......        24 25,366,045  25,751,323  31,803,887  113,626
Cost of sales...........            7,561,750   5,393,829   5,141,831   18,370
Selling, general and ad-
 ministrative expenses..            3,116,886   3,716,711   3,762,101   13,441
Amortization of program-
 ming costs.............       2,7 11,564,673  12,433,721  12,383,100   44,241
Depreciation............     2,8,9    467,613     494,559     600,265    2,145
                                   ----------  ----------  ----------  -------
Operating income........            2,655,123   3,712,503   9,916,590   35,429
Interest income.........              169,220     645,342     517,952    1,850
Interest expense........  11,12,13 (2,218,603) (3,177,818) (3,364,397) (12,020)
Foreign exchange gains
 (losses), net..........         2    276,142    (697,737) (4,027,652) (14,389)
Other income............               20,852      19,206      21,280       76
                                   ----------  ----------  ----------  -------
Income before income
 taxes..................              902,734     501,496   3,063,773   10,946
Provision for income
 taxes..................      2,15    430,691     248,383   2,078,373    7,425
                                   ----------  ----------  ----------  -------
Net income..............              472,043     253,113     985,400    3,521
                                   ==========  ==========  ==========  =======
Basic and diluted earn-
 ings per share.........                 28.1        15.1        58.8     0.21
                                   ==========  ==========  ==========  =======


           Exchange rate used for the convenience translation of the December 31, 1998 balances is GRD 279.90 to $1.00.

    The accompanying notes are an integral part of the financial statements.

                                ANTENNA TV S.A.

                                 BALANCE SHEETS
                     As of December 31, 1996, 1997 and 1998
                   (In thousands of drachmae and US dollars)

                                     ASSETS

                                                  December 31,
                                  --------------------------------------------
                            Notes    1996        1997        1998       1998
                            ----- ----------- ----------- ----------- --------
                                     (GRD)       (GRD)       (GRD)      ($)
Current assets:
  Cash and cash
   equivalents.............     4     706,822  11,533,274  11,284,545   40,316
  Accounts receivable, less
   allowance for doubtful
   accounts of GRD 645,854
   in 1996, GRD 769,626 in
   1997 and GRD 722,124 in
   1998....................     5   9,858,847  10,989,070  15,632,031   55,849
  Due from related
   parties.................     6   1,484,516   2,527,592   3,151,408   11,259
  Programming costs........  2, 7  10,249,263  10,954,828  11,795,427   42,142
  Advances to related
   parties.................     6     509,432     863,262     388,344    1,387
  Advances to third
   parties.................     2     524,369     577,293     548,312    1,959
  Prepaid expenses.........            21,717      21,628      42,738      153
  Other current assets.....            32,616      10,481      87,059      311
  Unamortized premium......     2          --          --   1,224,719    4,376
  Deferred tax assets...... 2, 15     675,719     128,126          --       --
  Income and withholding
   tax advances............           425,174     476,964     550,948    1,968
                                  ----------- ----------- ----------- --------
Total current assets.......        24,488,475  38,082,518  44,705,531  159,720
Property and equipment,
 net.......................  2, 8   1,858,180   1,600,945   1,521,905    5,437
Broadcast and transmission
 equipment under capital
 leases, net...............  2, 9     809,694     822,454     686,389    2,452
Deferred charges, net......                --   2,077,850   1,959,622    7,001
Programming costs, exclud-
 ing current portion.......  2, 7   5,581,642   5,910,644   7,087,570   25,322
Other receivable less al-
 lowance for doubtful ac-
 counts and fair value of
 GRD 300,000 in 1996,
 360,000 in 1997 and
 440,000 in 1998...........    10     635,707     427,498     329,498    1,177
Due from related party.....     6   1,106,436   1,787,276   2,021,798    7,223
Advances to related par-
 ties......................     6     335,067     305,746     120,979      432
Deferred tax assets........ 2, 15     579,087     958,296     345,573    1,235
Other assets...............           110,102     107,853     100,590      360
                                  ----------- ----------- ----------- --------
Total assets...............        35,504,390  52,081,080  58,879,455  210,359
                                  =========== =========== =========== ========


           Exchange rate used for the convenience translation of the December 31, 1998 balances is GRD 279.90 to $1.00.

    The accompanying notes are an integral part of the financial statements.

                                ANTENNA TV S.A.

                                 BALANCE SHEETS
                     As of December 31, 1996, 1997 and 1998
          (In thousands of drachmae and US dollars, except share data)

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                               December 31,
                               -----------------------------------------------
                         Notes    1996         1997         1998        1998
                         ----- -----------  -----------  -----------  --------
                                  (GRD)        (GRD)        (GRD)       ($)
Current liabilities:
  Bank overdrafts and
   short-term
   borrowings...........    11  11,634,300           --           --        --
  Current portion of
   long-term loans......    12   1,044,071           --           --        --
  Current portion of
   obligations under
   capital leases.......    13     100,165       71,494       65,695       235
  Trade accounts, notes
   and checks payable...         6,176,555    4,384,190    3,996,882    14,280
  Program license
   payable..............         2,326,350    2,390,076    2,607,320     9,315
  Customer advances.....         1,371,790      123,373      251,949       900
  Accrued interest......           240,731    1,229,160    1,246,685     4,454
  Accrued expenses and
   other current
   liabilities..........    14   1,405,468    2,058,234    8,784,998    31,386
  Income taxes payable.. 2, 15      86,285           --           --        --
  Deferred tax
   liability............ 2, 15          --           --    1,165,531     4,164
  Current portion of
   other long-term
   liability............    16     373,462      855,850      854,719     3,054
                               -----------  -----------  -----------  --------
    Total current
     liabilities........        24,759,177   11,112,377   18,973,779    67,788
                               -----------  -----------  -----------  --------
Long-term liabilities:
  Long-term debt........    12   1,924,993   32,597,670   32,545,000   116,274
  Long-term obligations
   under capital
   leases...............    13      76,123      120,823       55,128       197
  Other long-term
   liability............    16   3,211,776    2,407,776    1,407,774     5,029
  Employee retirement
   benefits............. 2, 17     275,000      332,000      351,940     1,257
  Long-term provisions..    22     125,831      125,831      175,831       628
                               -----------  -----------  -----------  --------
    Total liabilities...        30,372,900   46,696,477   53,509,452   191,173
                               -----------  -----------  -----------  --------
Shareholders' equity:
  Share capital
   (16,769,440 common
   shares authorized and
   issued, GRD 100 par
   value)...............    18   1,676,944    1,676,944    1,676,944     5,991
  Additional paid-in
   capital..............    18   3,752,500    3,752,500    3,752,500    13,407
  Accumulated
   (deficit)............          (297,954)     (44,841)     (59,441)     (212)
                               -----------  -----------  -----------  --------
    Total shareholders'
     equity.............         5,131,490    5,384,603    5,370,003    19,186
                               -----------  -----------  -----------  --------
    Total liabilities
     and shareholders'
     equity.............        35,504,390   52,081,080   58,879,455   210,359
                               ===========  ===========  ===========  ========

           Exchange rate used for the convenience translation of the December 31, 1998 balances is GRD 279.90 to $1.00.

    The accompanying notes are an integral part of the financial statements.

                                ANTENNA TV S.A.

                       STATEMENTS OF SHAREHOLDERS' EQUITY
              For the years ended December 31, 1996, 1997 and 1998
                           (In thousands of drachmae)

                                               Accumulated (Deficit) Retained Earnings
                                               ---------------------------------------
                                                Legal, Tax    Accumulated
                                    Additional   Free and      (Deficit)
                            Share    Paid-in      Other        Retained                       Grand
                           Capital   Capital     Reserves      Earnings         Total         Total
                          --------- ---------- ----------------------------- -------------  ----------
Balance, December 31,
 1995...................  1,676,944 3,752,500     2,401,489     (3,171,486)       (769,997)  4,659,447
 Net income for the
  year..................         --        --            --        472,043         472,043     472,043
 Transfer of statutory
  earnings to legal, tax
  free and other
  reserves..............         --        --       143,726       (143,726)             --          --
                          --------- ---------  ------------  -------------   -------------  ----------
Balance, December 31,
 1996...................  1,676,944 3,752,500     2,545,215     (2,843,169)       (297,954)  5,131,490
 Net income for the
  year..................         --        --            --        253,113         253,113     253,113
                          --------- ---------  ------------  -------------   -------------  ----------
Balance, December 31,
 1997...................  1,676,944 3,752,500     2,545,215     (2,590,056)        (44,841)  5,384,603
 Net income for the
  year..................         --        --            --        985,400         985,400     985,400
 Transfer of statutory
  earnings to legal, tax
  free and other
  reserves..............         --        --        78,972        (78,972)             --          --
 Dividends distributed..         --        --            --     (1,000,000)     (1,000,000) (1,000,000)
                          --------- ---------  ------------  -------------   -------------  ----------
Balance, December 31,
 1998...................  1,676,944 3,752,500     2,624,187     (2,683,628)        (59,441)  5,370,003
                          ========= =========  ============  =============   =============  ==========



    The accompanying notes are an integral part of the financial statements.

                                ANTENNA TV S.A.

                            STATEMENTS OF CASH FLOWS
              For the years ended December 31, 1996, 1997 and 1998
                   (In thousands of drachmae and US dollars)

                                           Year Ended December 31,
                                 ----------------------------------------------
                                    1996         1997         1998       1998
                                 -----------  -----------  -----------  -------
                                    (GRD)        (GRD)        (GRD)       ($)
Cash flows from operating
 activities:
 Net income....................      472,043      253,113      985,400    3,521
 Adjustments to reconcile net
  income to net cash
   Deferred income taxes.......      209,618      168,384    1,906,380    6,811
   Amortization of debt
    issuance costs.............           --       80,955      226,731      810
   Amortization of premium on
    foreign exchange contract
    and loss on option.........           --           --    1,558,597    5,568
   Depreciation of property and
    equipment and capital
    leases and amortization of
    programming costs..........   12,032,286   12,928,280   12,983,365   46,386
   Provision for other long-
    term liabilities...........        7,500           --       49,435      177
   Provision for employee
    retirement benefits........       30,000       57,000       38,000      136
   Change in current assets and
    liabilities
     (Increase) in accounts and
      other receivable.........      (24,186)  (1,130,222)  (4,642,961) (16,588)
     (Increase) in due from
      related parties..........   (2,520,253)  (2,048,427)    (198,653)    (710)
     (Increase) in programming
      costs....................  (12,222,888) (13,156,060) (13,078,150) (46,724)
     Decrease (increase) in
      prepaid licensed
      programming cost.........    1,214,267     (312,228)  (1,322,475)  (4,725)
     Increase (decrease) in
      trade accounts, notes and
      checks payable...........    1,783,660   (1,792,365)    (387,308)  (1,384)
     (Decrease) increase in
      licensed program
      payable..................     (293,316)      63,726      217,244      776
     Increase (decrease) in
      customer advances........      938,411   (1,248,417)     128,576      459
     (Decrease) increase in
      accrued expenses and
      other liabilities........     (154,217)   1,464,197    5,725,096   20,454
     Increase (decrease) in
      income taxes payable.....       86,285      (86,285)          --       --
     Other, net................      297,999      (26,667)     (36,863)    (132)
                                 -----------  -----------  -----------  -------
      Total adjustments........    1,385,166   (5,038,129)   3,167,014   11,314
                                 -----------  -----------  -----------  -------
      Net cash provided (used)
       by operating
       activities..............    1,857,209   (4,785,016)   4,152,414   14,835
                                 -----------  -----------  -----------  -------
Cash flows from investing
 activities:
 Purchase of fixed assets......     (192,716)    (242,085)    (385,160)  (1,376)
 Disposal of fixed assets......       22,477      150,849           --       --
 Purchases of assets under
  capital leases...............      (55,668)    (148,825)          --       --
                                 -----------  -----------  -----------  -------
      Net cash (used) by
       investing activities....     (225,907)    (240,061)    (385,160)  (1,376)
                                 -----------  -----------  -----------  -------
Cash flows from financing
 activities:
 (Increase) in bank overdrafts
  and short-term borrowings,
  net..........................   (3,785,666) (11,634,300)          --       --
 Proceeds from Senior Notes....           --   33,355,397           --       --
 Debt issuance costs of Senior
  Notes........................           --   (2,158,805)    (108,503)    (388)
 Dividends paid................           --           --   (1,000,000)  (3,573)
 Repayment of long-term debt...     (586,368)  (2,969,065)          --       --
 Premium on foreign exchange
  contract.....................           --           --   (2,088,000)  (7,460)
 Purchase of foreign currency
  option.......................           --           --     (695,316)  (2,484)
 Increase in capital lease
  obligations..................       72,105      163,412           --       --
 Repayments of capital lease
  obligations..................     (163,299)    (147,383)     (71,494)    (255)
                                 -----------  -----------  -----------  -------
      Net cash (used) provided
       by financing
       activities..............   (4,463,228)  16,609,256   (3,963,313) (14,160)
                                 -----------  -----------  -----------  -------
Effect of exchange rate changes
 on cash.......................           --     (757,727)     (52,670)    (188)
(Decrease) increase in cash....   (2,831,926)  10,826,452     (248,729)    (889)
Cash and cash equivalents at
 beginning of year.............    3,538,748      706,822   11,533,274   41,205
                                 -----------  -----------  -----------  -------
Cash and cash equivalents at
 end of year...................      706,822   11,533,274   11,284,545   40,316
                                 ===========  ===========  ===========  =======
Supplemental disclosure of cash
 flows information:
 Cash paid for interest........    1,850,460    1,462,930    3,083,545   11,017
 Cash paid for income taxes....       34,514       86,285           --       --

           Exchange rate used for the convenience translation of the December 31, 1998 balances is GRD 279.90 to $1.00.

    The accompanying notes are an integral part of the financial statements.

                                ANTENNA TV S.A.

                       NOTES TO THE FINANCIAL STATEMENTS
  (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

1.  OPERATIONS OF THE COMPANY

  Antenna TV S.A. (the "Company"), a Greek societe anonyme, was founded by Mr. Minos Kyriakou, the Chairman and Chief Executive Officer of the Company. The Company began operations at the end of 1989 after the introduction of private commercial television in Greece. The Company's major source of revenue arises from the sale of advertising spots.

  As reflected in the accompanying balance sheet as of December 31, 1996, current liabilities approximate current assets. This was due to the fact that programming costs and capital expenditures had primarily been financed by revolving credit lines. During the year ended December 31, 1997, such borrowings were repaid from the proceeds of the Senior Note offering. (See
Note 12).

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Financial Statements

  The Company maintains its accounting records and publishes its statutory financial statements in accordance with Greek tax and corporate regulations and has made certain adjustments to these records to present the accompanying financial statements in accordance with U.S. generally accepted accounting principles. The amounts are in thousands of drachmae and U.S. dollars, except share data and exchange rates.

 Use of Estimates

  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used in the amounts reflected as allowance for doubtful accounts, amortization of programming costs, ultimate recoverability of other receivables, contingencies, including tax contingencies, and deferred tax assets. Actual results could differ from those estimates.

  The Company refers receivable balances that exceed their credit terms to a lawyer for collection. Management, in conjunction with input from their lawyer, provides an allowance for the estimated amount of all doubtful accounts at the balance sheet date in accordance with SFAS 5. Periodically, the Company writes-off balances that are deemed to be uncollectible.

  The other receivable described in Note 10 is an amount due from a political party which has experienced financial difficulties. Therefore, it is possible that the allowance for doubtful accounts may change. Management cannot estimate the amount of such a change at this time.

 Foreign Currency Translation

  The Company's functional currency is the drachma. Transactions involving other currencies are converted into drachmae using the exchange rates which are in effect at the time of the transactions. Monetary assets and liabilities which are denominated in other currencies are stated at the Greek drachma equivalent prevailing at year-end. Gains and losses resulting from foreign currency remeasurements are reflected in the accompanying statements of operations.

 Foreign Exchange Contracts

  Antenna enters into foreign exchange contracts to manage its exposures to foreign currency exchange and interest rate risks. Financial instruments are recorded in the balance sheets at their fair values unless they meet, for accounting purposes, the following hedging criteria.

                                ANTENNA TV S.A.

  (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

  A foreign exchange contract is considered a hedge of an identifiable foreign currency commitment if (i) the contract is designated as, and is effective as, a hedge of foreign currency commitment and (ii) the foreign currency commitment is firm. Gains and losses on foreign exchange contracts meeting these hedge accounting criteria are deferred and included in the measurement of the related foreign currency transaction. Losses are not deferred if, however, it is estimated that the deferral would lead to recognition of losses in later periods.

  Antenna has entered into an $87,000 forward contract with the Royal Bank of Scotland, to hedge its currency exposure on a portion of the principal and interest payable of its U.S. dollar denominated debt. The term of the contract covers the period from May 15, 1998 to May 15, 1999. The forward rate is 334 drachmae to the dollar and the spot rate on the contract's effective date was 310 drachmae to the dollar. The premium (representing the difference between the spot rate on the contract's effective date and the forward rate), aggregating GRD 2,088 million, is being amortized over the term of the contract. Of this amount, GRD 1,305 million was recognized for the year ended December 31, 1998, with the balance to be recognized over the life of the contract. In addition, foreign exchange gains or losses on the Company's non-drachma denominated indebtedness (currently, the Senior Notes) will be partially offset by corresponding losses or gains on the forward contract's notional amount. The fair value of the foreign exchange contract (the amount payable to settle) as of December 31, 1998 was GRD 533,310.

 Options

  Antenna has entered into an option agreement with the Royal Bank of Scotland to sell $103,902 at a rate of 280 drachmae to the dollar. The option has a maturity date that coincides with the maturity of the foreign exchange contract described above. The option has been recorded in the balance sheet at its market value and will be marked to market each accounting period with the resulting gain or loss being reflected in the statement of operations.

 Revenue

  The Company's primary source of revenue is the sale of advertising time. Advertising revenue is recognized in the period that the spots are aired.

  Revenue from licensing and distribution agreements is recognized when all of the following conditions are met: the license period begins, the license fee for each program is known, the cost of each program is known, each program becomes available for broadcast and has been accepted by the licensee, and collectibility of the full license fee is reasonably assured.

  Revenue earned under distribution and licensing agreements with payment terms in excess of one year is discounted to its present value.

  Revenue from commissions and royalties earned on third (including related) parties' annual revenue or advertising revenue is recognized when such parties air the program or advertising.

  Revenue from barter transactions whereby goods, services or assets are exchanged for television advertising time is recognized when the advertising spots have been aired.

 Deferred Charges

  The expenses incurred in connection with the issuance and distribution of the Senior Notes issued on August 12, 1997 (see Note 12) were capitalized and are amortized on a straight line basis over the term of the Senior Notes. Amortization for the years ended December 31, 1997 and 1998 totaled GRD 80,955 and GRD 226,731, respectively, and is included in interest expense in the accompanying statements of operations.

                                ANTENNA TV S.A.

  (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

 Programming Costs

  Programming costs include produced programming and programming produced under contract with third-party production companies, licensed program rights and rights to sporting events. Programming costs are stated at the lower of cost less accumulated amortization or estimated net realizable value in accordance with SFAS 53.

  Produced programming includes talk shows, dramas, situation comedies, soap operas, sporting events and game shows. The related produced programming costs consist of direct production costs and production overhead.

  Licensed program rights represent amounts paid or payable to program suppliers for the right to broadcast the supplier's programs. Such rights are limited to a contract period or a specific number of showings. The portion of licensed program rights available for use at year-end that are expected to be amortized within one year are classified as current assets.

  Rights of sporting events represent amounts paid or payable to suppliers for the right to broadcast sporting events. Rights for sporting events expected to be amortized within one year are classified as current assets.

  Prepaid licensed program and sports rights represent licensed program and sports rights for which payments have been made prior to their availability. As these programs become available for use they are reclassified to licensed program rights or rights for sporting events.

  Distribution expenses are charged to expense when incurred.

  The amortization of programming costs, excluding licensed program rights, are charged to operations using the ratio of current period's gross revenue to estimated gross revenue to be derived from all sources. The amortization rates used for periods after actual gross revenue have been received are based on estimates and are reviewed periodically and revised when necessary to reflect historical patterns.

  Unamortized production and exploitation costs are compared with net realizable value each reporting period on a film-by-film basis. If estimated future gross revenues from a film are not sufficient to recover unamortized film costs, other direct distribution expenses and participations, the unamortized film costs are written down to net realizable value.

  Licensed program rights are amortized to expense based on broadcasts.

 Cash and Cash Equivalents

  The Company considers cash or cash equivalents to be highly liquid investments such as cash, time deposits and certificates with original maturities of three months or less.

 Property and Equipment

  Property and equipment are stated at cost, less accumulated depreciation. Major renewals and improvements that extend the useful life of an asset are capitalized. Maintenance and repairs which do not improve or extend the lives of the respective assets are expensed when incurred.

  Depreciation of property and equipment are calculated on the straight-line basis over the estimated useful lives of the assets (see Note 8).

                                ANTENNA TV S.A.

  (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)


 Broadcasting and Transmission Equipment under Capital Leases

  Broadcasting equipment under capital leases is stated at the present value of the future minimum lease payment at the inception of the lease, less accumulated depreciation.

  Equipment under capital leases is depreciated over its estimated useful life (see Note 9).

 Advances to Third Parties

  The Company makes payments to artists, producers and script writers for services in connection with future programs. Such payments are included in production costs when services have been rendered.

 Employee Retirement Benefits

  As more fully discussed in Note 17, employee retirement benefits are provided for on an accrual basis.

 Income Taxes

  Income taxes have been accounted for using the asset and liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109. Deferred tax assets and liabilities are recorded for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities. Deferred taxes are measured using currently applicable tax rates.

 Barter Transactions

  Barter transactions represent non-cash transactions in which the Company sells advertising time to a third party in return for goods, services or assets (including rights to sporting events). These transactions are accounted for on the basis of the fair market value of the goods, services or assets. During the years ended December 31, 1996, 1997 and 1998, net revenue derived from barter transactions amounted to GRD 1,928,503, GRD 366,472 and GRD 381,183, respectively.

 Concentration of Credit Risk

  The Company's major source of revenue is derived in Greece (see Note 23).

  Concentration of credit risks with respect to current trade accounts are managed as the Company obtains letters of guarantee from banks, checks and notes receivable to support receivable balances. At December 31, 1996, 1997 and 1998, the Company had obtained letters of guarantee, checks and notes receivable in respect of approximately 68%, 54% and 7.2% of receivables, respectively.

  The Company earned 12.4% (GRD 3,139,433), 9% (GRD 2,317,041) and 9.1% (GRD
2,898,777), of net revenues from related companies for the years ended December 31, 1996, 1997 and 1998, respectively. Accounts receivable relating to this revenue as of December 31, 1996, 1997 and 1998 represented 13.1%, 17.7% and 16.7% of accounts receivable, respectively. Related party revenue denominated in foreign currency amounted to GRD 2,789,934, GRD 1,611,705 and GRD 1,983,738 for the years ended December 31, 1996, 1997 and 1998, respectively. The related receivables are subject to foreign currency risk.

  Advances to related parties represents 62%, 67% and 48% of total advances at December 31, 1996, 1997 and 1998.

  No one supplier accounts for more than 10% of purchases.

  The Company's significant source of revenue is generated from selling advertising spots to local advertisers. In the years ended December 31, 1996, 1997 and 1998, no one advertiser accounted for 10% or more of total net

                                ANTENNA TV S.A.

  (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

revenue. Prior to 1996, it was common practice in the Greek market for certain advertising agencies to act in concert (so called "media shops") for the purpose of negotiating more favorable terms. In 1996, this practice of acting in concert was restricted by law and consequently, the "media shops" no longer constitute a concentration of credit risk.

 Impairment of Long-Lived Assets

  In March 1995, the U.S. Financial Accounting Standards Board ("FASB") issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" which requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Company adopted this standard in 1996. Adoption of this standard did not have a material impact on its result of operations or financial position.

 Financial Instruments

  The estimated fair values of cash, short-term accounts receivable, advances and payables approximate their carrying value because of the short-term maturity of these instruments.

  The carrying value of receivables with maturities greater than one year have been discounted using a rate of 9%, which approximates the fair value.

  The Company's Senior Notes include a fixed interest rate of 9%; the fair value at December 31, 1998 has been calculated based upon bank-quoted market rates. The market rate at December 31, 1998 was $97,750, as compared to the carrying value at December 31, 1998 of $115,000.

 Earnings Per Share

  The earnings per common share is computed by dividing net income applicable to common stock by the weighted average number of issued shares of common stock for the years ended December 31, 1996, 1997 and 1998. Basic earnings per share and diluted earnings per share are equal as the Company does not have any dilutive securities outstanding.

 Recent and New Accounting Pronouncements

 Transfers and Servicing of Financial Assets and Extinguishments of
Liabilities

  In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be applied prospectively. This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. The Company has adopted the provisions of SFAS No. 125 in 1997. Adoption of this statement did not have a material effect on the Company's financial position or results of operations.

 Capital Structure

  In February 1997, the FASB issued SFAS No. 128, "Earnings per Share" and SFAS No. 129, "Disclosure of Information about Capital Structure."

  SFAS No. 129 "Disclosure of Information about Capital Structure" was issued in February 1997 and is effective for financial statements for periods ending after December 15, 1997. It contains no changes in disclosure

                                ANTENNA TV S.A.

  (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

requirements for entities that were previously subject to the requirements of APB Opinions No. 10 "Omnibus Opinion-1966" and No. 15 "Earnings Per Share" and SFAS No. 47 "Disclosure of Long-Term Obligations."

  The Company has adopted the disclosure requirements at December 31, 1997.

 Comprehensive Income

  SFAS No. 130 "Reporting Comprehensive Income" was issued in June 1997 and is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required.

  It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

  The Company has no comprehensive income.

 Segment Information

  SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" was issued in June 1997 and is effective for fiscal years beginning after December 15, 1997. In the initial year of application comparative information for earlier years is to be restated.

  It requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues, and its major customers.

  The Company has reviewed the likely impact on the level of disclosure currently provided in its financial statements and has concluded that it has only one reportable segment and will, therefore, require no additional disclosure.

 Derivative Instruments

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management has not determined the effect of the adoption of SFAS 133.

 Accounting for Computer Software

  During January 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 98-1, "Accounting for the costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 becomes effective for all fiscal years beginning after December 15, 1998. The Company does not expect the adoption of SOP 98-1 to have a material impact on Company's financial statements.

                                ANTENNA TV S.A.

  (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

 Reporting on the Costs of Start-Up Activities

  The AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" ("SOP 98-5") in April 1998 and is effective for fiscal periods beginning after December 15, 1998. SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. The Company is evaluating the effect of the pronouncement.

3.TRANSLATIONS OF DRACHMAE INTO US DOLLARS

  The financial statements are stated in drachmae. The translations of drachmae into U.S. Dollars are included solely for the convenience of the reader, using the noon buying rate in New York on December 31, 1998, which was
279.90 to $1.00. The convenience translations are unaudited and should not be construed as representations that the drachma amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange.

4.CASH AND CASH EQUIVALENTS

  Cash and cash equivalents included GRD 432,220 at December 31, 1996, which represents restricted bank balances, which were used as security for bank overdrafts and short term borrowings. No such balance existed at December 31, 1997 and 1998 because bank overdrafts and short term borrowings have been repaid. As of December 31, 1998, time deposits of GRD 5,867,462 are included in cash and cash equivalents.

5.ACCOUNTS RECEIVABLE

  Accounts receivable are analyzed as follows:

                                                    December 31,
                                         ------------------------------------
                                            1996        1997         1998
                                         ----------  -----------  -----------
   Trade................................  9,918,967   11,278,409   16,137,390
   Less: allowance for doubtful
    accounts............................   (645,854)    (769,626)    (722,124)
                                         ----------  -----------  -----------
                                          9,273,113   10,508,783   15,415,266
                                         ----------  -----------  -----------
   Other:
     Subsidies..........................     20,479          --           --
     Value added tax....................    446,931      230,411          --
     Employee advances..................    118,324      249,876      216,765
                                         ----------  -----------  -----------
                                            585,734      480,287      216,765
                                         ----------  -----------  -----------
                                          9,858,847   10,989,070   15,632,031
                                         ==========  ===========  ===========
   Allowance for doubtful accounts:
     Beginning balance..................    645,000      645,854      769,626
     Write offs.........................    (31,479)         --           --
     Recoveries.........................        --           --       (51,955)
     Provision for bad debts............     32,333      123,772        4,453
                                         ----------  -----------  -----------
     Ending balance.....................    645,854      769,626      722,124
                                         ==========  ===========  ===========

                                ANTENNA TV S.A.

  (In thousands of drachmae and U.S. dollars, except share data and exchange rates)


6. DUE FROM (TO) RELATED PARTIES

  The Company sells advertising spots, licensing and distribution rights to certain related parties in the ordinary course of business. Furthermore, the Company also derives revenue from related parties by charging fees for the use of the Company's production facilities and technical and administrative services for the production of infomercials. Such related parties consist of companies which have common ownership and/or management with the Company. The Company believes that, in each case, the terms of such transactions are no less favorable than those that would be attainable by the Company in the ordinary course from unaffiliated third parties under similar circumstances.

  Balances from related companies are as follows:

                                                       December 31,
                                               -------------------------------
                                                 1996       1997       1998
                                               ---------  ---------  ---------
   Accounts Receivable
     Current:
       Antenna Satellite TV (USA) Inc. ....... 1,108,699  1,480,000  1,633,511
       Audiotex S.A. .........................    34,718    111,217     75,458
       Epikinonia EPE ........................    62,376     72,586     48,203
       Antenna TV Ltd. (Cyprus)...............   278,723    564,130    686,901
       Pacific Broadcast Distribution Ltd.....        --    259,220    666,896
       Catalogue Auctions Hellas S.A. ........        --     40,439     40,439
                                               ---------  ---------  ---------
                                               1,484,516  2,527,592  3,151,408
                                               =========  =========  =========
     Long-term:
       Antenna Satellite TV (USA) Inc. ....... 1,354,535  2,123,634  2,438,156
       Less: allowance for fair value.........  (248,099)  (336,358)  (416,358)
                                               ---------  ---------  ---------
                                               1,106,436  1,787,276  2,021,798
                                               =========  =========  =========
   Advances
     Current:
       Antenna R.T. Enterprises S.A. .........   509,432    863,262    246,634
       Catalogue Auctions Hellas S.A. ........        --         --    141,710
                                               ---------  ---------  ---------
                                                 509,432    863,262    388,344
                                               =========  =========  =========
     Long-term:
       Antenna TV Ltd. (Cyprus)...............   335,067    305,746    120,979
                                               =========  =========  =========

  The Company has entered into two agreements (licensing and distribution) with Antenna Satellite TV (USA) Inc., a company in which the Chairman and Chief Executive Officer of the Company is a director. The programming agreement provides that a daily license fee of $8.20 for the year ended December 31, 1996 and for the six months ended June 30, 1997 and $9.02 for the six months ended December 31, 1997 and $9.02 for the year ended December 31, 1998 for a 10 hour television program will be paid to the Company. The distribution agreement provides that a license fee (flat fee) of $5,500 is payable to the Company. This license fee is payable in eight quarterly installments commencing on March 31, 1998. In 1996, the Company recognized GRD 1,108,699 and GRD 1,354,535 of license and distribution fees, respectively. In 1997 and 1998, the Company recognized GRD 899,546 and GRD 927,514 of license fees, respectively. Both these accounts receivable have been guaranteed personally by Mr. Minos Kyriakou.

                                ANTENNA TV S.A.

  (In thousands of drachmae and U.S. dollars, except share data and exchange rates)


6. DUE FROM (TO) RELATED PARTIES (Cont'd)

  The Company has entered into an agreement with Audiotex S.A., a company of which 51% is currently indirectly owned by Mr. Minos Kyriakou and which has a common director with the Company (Mr. George Xanthopoulos), to provide dead time pursuant to which the Company receives a commission of 7.8% on Audiotex's revenue for the period July 1, 1995 through November 30, 1995, December 1, 1995 to June 30, 1998 a commission of 15%, July 1, 1998 to August 31, 1998 a commission of 30%, September 1, 1998 to December 31, 1998 a commission of 40% and from January 1, 1999 to January 1, 2005 a commission of 50%. The Company has also entered into an agreement to provide management consulting and production services to Audiotex related to sales and promotions in media other than Antenna in return for a royalty of 7.8% of the gross annual revenue arising from such activities payable from July 1, 1995 through January 1, 2005. The Company also subleases its office and studio space to Audiotex for a monthly rental fee of GRD 695 for the period January 1, 1997 to December 31, 1998, and leases studio equipment and other machinery to Audiotex for a fee of GRD 270 per hour for the same period.

  The Company provides production facilities and technical and administrative services to Epikinonia EPE, a company where one of the shareholders (Mr. Sotirios Papadopoulos) of the Company was a shareholder and director through August 1998, for a fee of up to 75% of Epikinonia's revenue commencing January 11, 1996.

  The Company has provided advances to Antenna R.T. Enterprises S.A. (also known as Antenna Radio or Antenna FM), a company where various directors of the Company are shareholders and directors. Interest is charged at a variable rate. During 1998, the majority of the loan was repaid.

  The Company has entered into an agreement with Antenna R.T. Services Ltd. (now known as Antenna TV Ltd. (Cyprus)), a company to which the General Manager of the Company is a General Manager, pursuant to which the Company earned royalties of 9% up to August 31, 1994 and commencing September 1, 1994 11% for the next three years and 12% thereafter on the advertising revenues of Antenna TV Ltd. (Cyprus). In addition, the Company has given advances to this company for future programming.

  The Company, in July 1997, entered into a program agreement with Pacific Broadcast Distribution Ltd., a company in which the President of the Company is a shareholder and member of the Board of Directors. The programming agreement provides that a daily license fee of $5.00 for a 9 hour television program will be paid to the Company. The license fee is subject to negotiated increases after July 15, 1999 of at least 10%.

  During 1997, the Company acquired a 50% share in a newly formed company called Catalogue Auctions Hellas S.A. ("Catalogue Auctions"). The main operations of this company are to sell to the public via the participation of the public in the auctioning of various products. Catalogue Auctions uses the Antenna TV logo and Antenna air time in connection with its auctions. In return, the Company receives a royalty of 12% of Catalogue Auctions' gross revenues if they do not exceed GRD 1,000,000. The percentage increases to 15% of gross revenues if they do exceed GRD 1,000,000. In no event will the Company receive less than GRD 10,000 per month. During 1998, the Company advanced GRD 141,710 to this company.

                                ANTENNA TV S.A.

   (In thousands of drachmae and U.S. dollars, except share data and exchange rates)


6. DUE FROM (TO) RELATED PARTIES (Cont'd)

  A summary of transactions with related companies for 1996, 1997 and 1998 are analyzed as follows:

                                   Purchases
                              from related parties    Revenue from related parties
                             ---------------------- --------------------------------
                              Year Ended December
                                      31,               Year Ended December 31,
                             ---------------------- --------------------------------
                              1996  1997    1998       1996       1997       1998
                             ------ ----- --------- ---------- ---------- ----------
   Epikinonia EPE
    (Production facilities
    and technical and
    administrative
    services)..............      --    --               82,151    296,626    378,000
   Antenna Satellite TV
    (USA) Inc. (License
    fees)..................      --    --            1,108,699    899,546    927,514
   Antenna Satellite TV
    (USA) Inc.
    (Distribution fees)....      --    --            1,354,535         --         --
   Pacific Broadcast
    Distribution Ltd. .....      --    --                   --    259,221    514,144
   Antenna TV Ltd.
    (Cyprus)(Royalties)....      --    --              326,700    452,938    542,080
   Audiotex S.A.
    (Commission and
    other).................      --    --              263,743    290,440    362,494
   Catalogue Auctions
    Hellas S.A.............      --    --                   --     34,270         --
   Antenna R.T. Enterprises
    S.A. (Other)...........   2,788    --                3,605     84,000    174,545
                             ------ ----- --------- ---------- ---------- ----------
                              2,788    --            3,139,433  2,317,041  2,898,777
                             ====== ===== ========= ========== ========== ==========

7.PROGRAMMING COSTS

  The following table sets forth the components of the programming costs, net of amortization:

                                                   December 31,
                                      ----------------------------------------
                                          1996          1997          1998
                                      ------------  ------------  ------------
   Produced programming..............   10,427,099    10,420,339    11,448,729
   Purchased sports rights...........    2,837,881     3,566,980     3,233,640
   Licensed program rights...........    1,118,704     1,335,799     1,875,691
   Prepaid license program rights....      812,299     1,031,397     1,546,851
   Prepaid produced programs.........      457,262       445,957       778,086
   Prepaid sports rights.............      177,660        65,000            --
                                      ------------  ------------  ------------
                                        15,830,905    16,865,472    18,882,997
   Less: current portion.............  (10,249,263)  (10,954,828)  (11,795,427)
                                      ------------  ------------  ------------
                                         5,581,642     5,910,644     7,087,570
                                      ============  ============  ============

  On the basis of the Company's amortization rates 100% of produced programming, licensed program rights and purchased sports rights at December 31, 1998 will be amortized within a three-year period of time, whereas, 95% of prepaid amounts will be amortized within three years.

                                ANTENNA TV S.A.

  (In thousands of drachmae and U.S. dollars, except share data and exchange rates)


8.  PROPERTY AND EQUIPMENT

  Property and equipment is summarized as follows:

                                                          December 31,
                                                  -----------------------------
                                                    1996      1997      1998
                                                  --------- --------- ---------
   Cost
     Land........................................       300       300       300
     Leasehold improvements......................   492,437   557,583   560,050
     Machinery and equipment..................... 1,032,151 1,221,199 1,390,613
     Broadcasting and transmission equipment..... 1,139,002   878,472   934,773
     Furniture and fixtures......................   834,650   943,393 1,068,353
     Motor vehicles..............................   211,703   208,979   237,937
                                                  --------- --------- ---------
                                                  3,710,243 3,809,926 4,192,026
                                                  ========= ========= =========
   Net book value
     Land........................................       300       300       300
     Leasehold improvements......................   202,093   232,509   196,702
     Machinery and equipment.....................   608,939   553,501   549,884
     Broadcasting and transmission equipment.....   629,898   415,257   378,382
     Furniture and fixtures......................   329,218   341,960   331,077
     Motor vehicles..............................    87,732    57,418    65,560
                                                  --------- --------- ---------
                                                  1,858,180 1,600,945 1,521,905
                                                  ========= ========= =========

  Depreciation is computed based on the straight-line method using rates which are substantially equivalent to average economic useful life rates. The depreciation expense for the years ended December 31, 1996, 1997 and 1998, was GRD 383,002, GRD 358,493 and GRD 464,200, respectively. The useful lives of property and equipment are as follows:

     Classification                                                 Useful lives
     --------------                                                 ------------
     Leasehold improvements........................................   10 years
     Machinery and equipment....................................... 5 to 7 years
     Broadcasting and transmission equipment.......................   10 years
     Furniture and fixtures........................................ 3 to 5 years
     Motor vehicles................................................ 5 to 7 years

9.BROADCASTING AND TRANSMISSION EQUIPMENT UNDER CAPITAL LEASES

                                                        December 31,
                                                -------------------------------
                                                  1996       1997       1998
                                                ---------  ---------  ---------
   Cost........................................ 1,210,656  1,359,482  1,359,482
   Less: accumulated depreciation..............  (400,962)  (537,028)  (673,093)
                                                ---------  ---------  ---------
                                                  809,694    822,454    686,389
                                                =========  =========  =========

  Depreciation is computed based on the straight-line method using rates which are substantially equivalent to average economic useful lives for broadcasting and transmission equipment (10%). The depreciation expense for the years ended December 31, 1996, 1997 and 1998 was GRD 84,611, GRD 136,066 and GRD 136,065.

                                ANTENNA TV S.A.

  (In thousands of drachmae and U.S. dollars, except share data and exchange rates)


10.OTHER RECEIVABLE

  Other long-term receivable includes a balance receivable from a political party (New Democracy) amounting to GRD 874,997, GRD 787,498 and GRD 769,498 as of December 31, 1996, 1997 and 1998, respectively. An allowance for doubtful debts and fair value of GRD 300,000 as of December 31, 1996, GRD 360,000 as of December 31, 1997 and GRD 440,000 as of December 31, 1998 has been recorded.

  The receivable arose from advertising relating to New Democracy's political campaign for the October 1993 and June 1994 elections in Greece. Management believes that the net amount receivable is fully recoverable.

11. BANK OVERDRAFTS AND SHORT-TERM BORROWINGS

  Short-term borrowings are primarily draw-downs under various lines of credit maintained by the Company with several banks. The aggregate amount of available lines of credit were GRD 13,840,000, $6,541 and ECU 5,757 at December 31, 1996, GRD 5,300,000 at December 31, 1997 and GRD 6,100,000 at
December 31, 1998.

  Bank overdrafts and short-term borrowings are secured by the personal guarantee of the Company's Chairman and Chief Executive Officer and assignments of advertisers' post-dated checks, notes receivable from advertisers and letters of guarantee of obligations of advertisers. In the years ended December 31, 1997 and 1998, no such security exists because the bank overdrafts and short term borrowings have been repaid. In addition, the Indenture with respect to the issue of Senior Notes restricts such transactions.

  Such borrowings, based on their currency denominations, were as follows:

                                           At December 31,
                      ---------------------------------------------------------
                              1996                1997              1998
                      --------------------- ----------------- -----------------
                                 In Foreign        In Foreign        In Foreign
                         GRD      Currency   GRD    Currency   GRD    Currency
                      ---------- ---------- ------ ---------- ------ ----------
   Denominated in:
     Drachmae........  4,655,893        --      --       --       --       --
     US$.............    182,413       736      --       --       --       --
     Japanese Yen....  4,107,593 1,927,841      --       --       --       --
     ECU.............  2,688,401     8,736      --       --       --       --
     CHF.............         --        --      --       --       --       --
     DEM.............         --        --      --       --       --       --
                      ---------- ---------  ------   ------   ------   ------
                      11,634,300        --      --       --       --       --
                      ========== =========  ======   ======   ======   ======

  The weighted average interest rates on short-term borrowings in each of the years ended December 31, 1996, 1997 and 1998 were as follows:

                                                             At December 31,
                                                           ---------------------
                                                            1996    1997   1998
                                                           ------  ------  -----
   Currency:
     Drachmae.............................................   23.5%   16.0%    --
     US$..................................................    8.0%    8.1%    --
     Japanese Yen.........................................    3.5%    3.2%    --
     ECU..................................................    7.8%    6.5%    --
     CHF..................................................     --     3.5%    --
     DEM..................................................     --     5.5%    --

  Interest on short-term borrowings for 1996 and 1997, totaled GRD 1,454,473 and GRD 1,294,246, respectively. There was no interest in 1998.

                                ANTENNA TV S.A.

  (In thousands of drachmae and U.S. dollars, except share data and exchange rates)


12.  LONG-TERM DEBT

  Long-term debt consists of:

                                                       At December 31,
                                               ---------------------------------
                                                  1996        1997       1998
                                               ----------  ---------- ----------
   Loan obtained in January 1995 of GRD
    2,000,000, converted in May 1995 to ECU
    6,746, due in semi-annual installments of
    ECU 1,000 on January 31 and July 31 of
    each year through to January 31, 1998 and
    one lump sum payment of ECU 746 due on
    January 31, 1999, bearing interest at
    variable rates (6.9% at December 31,
    1996)....................................   1,460,704          --         --
   Loan obtained in March 1995 of GRD
    1,500,000, converted in 1996 to be GRD
    1,000,000 and ECU 1,652. During 1997 loan
    converted to GRD 785,714 and CHF 2,790.
    Due in semi-annual installments of GRD
    214,286 on May 12 and November 12 of each
    year through to May 12, 2000, bearing
    interest at variable rates (15.6% for GRD
    700,000, 15.85% for GRD 300,000 and 7.85%
    for ECU 1,652 at December 31, 1996)......   1,508,360          --         --
   Senior Notes due 2007 (the "Senior Notes")
    issued on August 12, 1997. Interest on
    the Senior Notes is paid semi-annually in
    February and August, commencing
    February 1, 1998, at a rate of 9% per
    annum.The Senior Notes are redeemable, in
    whole or in part, at the option of the
    Company at any time on or after August 1,
    2002.....................................          --  32,597,670 32,545,000
                                               ----------  ---------- ----------
                                                2,969,064  32,597,670 32,545,000
   Less: Current portion.....................  (1,044,071)         --         --
                                               ----------  ---------- ----------
                                                1,924,993  32,597,670 32,545,000
                                               ==========  ========== ==========

  The loan obtained in January 1995 was secured by the assignment of advertisers' post-dated checks, notes receivable of advertisers and letters of guarantee of advertisers' obligations. Such security had a weighted average collateral value of 25% of the loan balance in 1996.

  The loan obtained in March 1995 contained a prepayment penalty of 0.75% (ultimately 0.6% was paid) of the then outstanding balance. In addition, the Company's property and equipment could not be sold until the loan was repaid.

  The loans mentioned above were also secured by the personal guarantees of the Company's Chairman and Chief Executive Officer.

  In August 1997, the Company completed the issuance of debt securities (the "Senior Notes") in the United States. The net proceeds of the offering were used to repay short-term and long-term borrowings.

  The Senior Notes issued at an aggregate face amount of US$ 115,000 with maturity date on August 1, 2007, bear interest at a rate of 9% per annum, payable semi-annually on February 1 and August 1 each year, commencing on February 1, 1998.

                                ANTENNA TV S.A.

  (In thousands of drachmae and U.S. dollars, except share data and exchange rates)


12.  LONG-TERM DEBT (Cont'd)

  Interest expense for the period from August 12, 1997 to December 31, 1997 totaled GRD 1,124,620 and for the year ended December 31, 1998 totaled GRD 3,045,398 and is included in interest expense in the accompanying 1997 and 1998 statements of operations.

  The indebtedness evidenced by the Senior Notes constitutes general unsecured senior obligation of Antenna TV S.A. and rank pari passu in right of payment with all other senior indebtedness and rank senior in right of payment to all subordinated indebtedness of Antenna TV S.A.

  The Senior Notes Indenture contains certain covenants and restrictions that, among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and imposes certain limitations on investments, loans and advances, sales or transfers of assets, liens, dividends and other payments, the ability of the Company to enter into sale-leaseback transactions, certain transactions with affiliates and certain mergers. The Company is in compliance with the terms of the Indenture at December 31, 1997 and 1998.

  Bank loan interest expense for the years ended December 31, 1996 and 1997 totaled GRD 562,975 and GRD 236,345. There was no bank loan interest expense for the year ended December 31, 1998.

13.CAPITAL LEASE OBLIGATIONS

  The Company leases mainly broadcasting and transmission equipment under capital leases which bear interest at average interest rates of 14.5%. Interest expense from capital leases was GRD 73,743, GRD 34,765 and GRD 10,481 in the years ended December 31, 1996, 1997 and 1998, respectively. Future obligations from the above leases are as follows:

                                                     Principal Interest  Total
                                                     --------- -------- -------
   1999.............................................   59,402    6,293   65,695
   2000.............................................   48,902    2,556   51,458
   2001.............................................    3,570      100    3,670
                                                      -------   ------  -------
                                                      111,874    8,949  120,823
       Less: current portion........................  (59,402)  (6,293) (65,695)
                                                      -------   ------  -------
                                                       52,472    2,656   55,128
                                                      =======   ======  =======

                                ANTENNA TV S.A.

  (In thousands of drachmae and U.S. dollars, except share data and exchange rates)


14.ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

  The amount reflected in the accompanying balance sheets is analyzed as follows:

                                                           December 31,
                                                   -----------------------------
                                                     1996      1997      1998
                                                   --------- --------- ---------
   Value added tax................................        --        -- 1,092,814
                                                   --------- --------- ---------
   Taxes withheld:
     Payroll......................................    65,122    75,435    54,397
     Third parties................................    31,830    34,478    39,503
     Other........................................     2,380    25,467     9,037
                                                   --------- --------- ---------
                                                      99,332   135,380   102,937
                                                   --------- --------- ---------
   Broadcast license fee..........................   117,000   576,215 1,195,215
   Deferred revenue...............................   114,624   107,624   100,624
   Other payables.................................    12,833    22,141    73,452
   Social security funds payable..................   173,740   187,426   185,117
   Radio and television council fine..............        --    95,000     4,975
   Foreign exchange contract......................        --        -- 4,605,000
   Programming....................................        --        --   320,196
   Other accruals.................................   887,939   934,448 1,104,668
                                                   --------- --------- ---------
                                                   1,405,468 2,058,234 8,784,998
                                                   ========= ========= =========

  The accrual for the foreign exchange contract represents the difference between the forward contract rate and the balance sheet translation rate (see
Note 2).

15.INCOME TAXES

  The provision for income taxes reflected in the accompanying statements of operations is analyzed as follows:

                                                            December 31,
                                                    ----------------------------
                                                      1996     1997      1998
                                                    -------- -------- ----------
   Current.........................................  221,073   79,999    171,993
   Deferred income taxes...........................  209,618  168,384  1,906,380
                                                    -------- -------- ----------
   Provision for income taxes......................  430,691  248,383  2,078,373
                                                    ======== ======== ==========

  The reconciliation of the provision for income taxes to the amount determined by the application of the Greek statutory tax rate of 35% in 1996 and 1997, and 40% in 1998 to pre-tax income is summarized as follows:

                                                         December 31,
                                                 ------------------------------
                                                   1996      1997       1998
                                                 --------  --------  ----------
   Tax provision at the statutory rate..........  315,958   175,524   1,225,509
   Effect of change in tax rate.................       --        --     (96,507)
   Interest income..............................  (47,193)  (93,924)   (124,560)
   Disallowed prior period expenses.............   64,000    80,000     141,097
   Non-deductible general expenses..............   97,926    86,783     182,834
   Change in valuation allowance................       --        --     750,000
                                                 --------  --------  ----------
   Provision for income taxes...................  430,691   248,383   2,078,373
                                                 ========  ========  ==========

                                ANTENNA TV S.A.

  (In thousands of drachmae and U.S. dollars, except share data and exchange rates)


15.INCOME TAXES (Cont'd)

  Interest income is taxed at a lower rate (15%) than operating income. Disallowed prior period expenses relate to invoices for goods or services that were not received prior to the preparation of the tax returns and that relate to prior year expenses (i.e., invoices received in February that relate to services rendered in December of prior year). Non-deductible general expenses relate primarily to certain car and meals and entertainment expenses.

  In Greece the amounts reported to the tax authorities are provisional until such time as the books and records of an entity are inspected by the tax authorities. Greek tax laws and related regulations are subject to interpretations by the tax authorities. The Company has been audited by the tax authorities up to 1992. Management of the Company believes that the amounts accrued will be sufficient to meet its tax obligations.

  The ultimate outcome of additional tax assessments may vary from the amounts accrued, however management of the Company believes that any additional tax liability over and above the amount accrued would not have a material adverse impact on the Company's results of operations or financial position.

  The deferred income taxes relate to the temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets in 1996, 1997 and 1998 are summarized below:

                                                         December 31,
                                                 -----------------------------
                                                   1996      1997      1998
                                                 --------- --------- ---------
   Deferred tax liabilities
     Premiums unamortized.......................        --        --   176,688
     Programming costs..........................        --        -- 1,864,894
     Reserves (Note 19).........................   430,348   430,348   430,348
     Reserves taxed in a special way............   175,663   182,229   233,826
     Deferred charges...........................        --   122,782   231,015
     Leased assets..............................   283,393   287,859   274,335
     Deferred interest on finance leases........    15,926     8,863     5,936
     Customer advances..........................   106,750   435,168   502,700
     Accrued expenses and other liabilities.....    10,150    10,150    52,860
                                                 --------- --------- ---------
   Gross deferred tax liabilities............... 1,022,230 1,477,399 3,772,602
                                                 --------- --------- ---------
   Deferred tax assets
     Property and equipment.....................    18,523    23,576    32,718
     Programming costs..........................   570,533   479,333        --
     Long-term lease liability..................    26,643    42,288    22,051
     Short-term lease liability.................    35,058    25,023    26,278
     Long-term receivables...................... 1,066,834 1,175,389 1,176,140
     Deferred revenue...........................    11,725     9,275     6,825
     Accounts receivable........................   184,450   184,450   182,988
     Employee retirement benefits...............    96,250   116,200   140,776
     Other assets...............................   192,318   306,397   390,537
     Other provisions...........................    32,028   153,590   195,531
     Accrued expenses...........................    42,674    48,300 1,528,800
                                                 --------- --------- ---------
   Gross deferred tax assets.................... 2,277,036 2,563,821 3,702,644
                                                 --------- --------- ---------
   Less: valuation allowance....................        --        --  (750,000)
                                                 --------- --------- ---------
   Net deferred tax assets (liability).......... 1,254,806 1,086,422  (819,958)
                                                 ========= ========= =========

                                ANTENNA TV S.A.

  (In thousands of drachmae and U.S. dollars, except share data and exchange rates)


15.INCOME TAXES (Cont'd)

  Long-term receivables give rise to a tax asset principally due to certain long-term agreements that have not satisfied all of the revenue recognition criteria of SFAS No.53. Such agreements, however, are taxable by the local Greek authorities.

  A valuation allowance has been provided on deferred tax assets arising principally from the foreign exchange loss incurred on the forward contract which is not expected to fully reverse before its expiration. Management believes that it is more likely than not that the results of future operations, together with the valuation allowance, will generate sufficient taxable income to realize the net deferred tax assets.

  The classification of deferred income taxes in the accompanying balance sheets is as follows:

                                    December 31,
                             --------------------------
                              1996    1997      1998
                             ------- ------- ----------
   Net current deferred tax
    assets (liabilities)...  675,719 128,126 (1,165,531)
                             ======= ======= ==========
   Net non-current deferred
    tax assets.............  579,087 958,296    345,573
                             ======= ======= ==========

16.  OTHER LONG-TERM LIABILITY

  Other long-term liability is analyzed as follows:

                                                        December 31,
                                                -------------------------------
                                                  1996       1997       1998
                                                ---------  ---------  ---------
   Other long-term liability................... 3,585,238  3,263,626  2,262,493
   Less: current portion.......................  (373,462)  (855,850)  (854,719)
                                                ---------  ---------  ---------
                                                3,211,776  2,407,776  1,407,774
                                                =========  =========  =========

  The Company has an outstanding balance due to the Pension Fund for Athens and Thessaloniki Newspaper Employees for advertiser contributions. It is expected that the repayment terms will be structured over approximately three years.

17. EMPLOYMENT RETIREMENT BENEFITS

 State Pension

  The Company's employees are covered by one of several Greek State sponsored pension funds. Each employee is required to contribute a portion of their monthly salary to the fund, with the Company also contributing a portion. Upon retirement, the pension fund is responsible for paying the employees' retirement benefits. The Company's contributions to the pension fund in the years ended December 31, 1996, 1997 and 1998, have been recorded as expenses and were GRD 695,930, GRD 744,617 and GRD 787,420, respectively.

 Employee Retirement Benefits

  In accordance with Greek law, a lump sum payment is payable to employees upon their retirement or involuntary termination. The amount of compensation payable for involuntary termination is based on the number of years of service and the amount of remuneration at the date of termination. If the employees remain in the employment of the Company until normal retirement age, they are entitled to receive a lump sum payment which is equal to a minimum of 40% of the involuntary termination benefit, as defined above. As the Company has no plans to terminate a portion of its workforce, the accrual reflects the minimum amount payable on retirement. The amount charged to expense in the years ended December 31, 1996, 1997 and 1998 was GRD 30,000, GRD 57,000 and GRD 38,000, respectively.

                                ANTENNA TV S.A.

  (In thousands of drachmae and U.S. dollars, except share data and exchange rates)


18. SHARE CAPITAL

  The Company's share capital at December 31, 1998 consisted of 16,769,440 common shares of GRD 0.1 par value. The Company's shareholders are:

                                                             Percentage of Share
     Shareholders                                                  Capital
     ------------                                            -------------------
     Holnest Investments Ltd. ..............................         25.0%
     Globecast Holdings Limited.............................         22.4%
     Altavista Global Holdings Limited......................         22.4%
     Praxis Global Investment Limited.......................         22.4%
     Socrates Eliades.......................................          6.8%
     Efstathios Gourdomichalis..............................          1.0%
                                                                    -----
         Total..............................................        100.0%
                                                                    =====

  Effective September 1, 1998, three of the five shareholders of Antenna, Messrs. Sotirios Papadopoulos, George Xanthopoulos and Socrates Eliades, holding, in the aggregate, 12,409,386 shares of the Company (representing 74% of the outstanding capital stock of the Company) transferred 11,256,486 shares in the aggregate to three corporations--Globecast Holdings Limited ("Globecast"), Altavista Global Holdings Limited ("Altavista") and Praxis Global Investments Limited ("Praxis"). Each such corporation was established to hold such shares and acquired 3,752,162 shares of the Company (22.4% of the outstanding capital stock of the Company). The outstanding shares of capital stock of Globecast are beneficially owned by Theodore Kyriakou, the Executive Vice President and Chief Operating Officer of the Company and a son of Minos Kyriakou, the Chairman and Chief Executive Officer of the Company. The outstanding shares of capital stock of Altavista and of Praxis are owned by two other members of the Kyriakou family, Xenophon Kyriakou and Athina Kyriakou. As a result of the foregoing, for accounting purposes, Antenna is controlled by a group of related shareholders.

  The transfers of shares were effected on the basis of a general understanding that they would be reciprocated by the transferee corporations at some unspecified time in the future. No written agreement was entered into in connection with the transfer, no valuation was placed on the shares and there is no obligation on the part of the transferee corporations or their owners, and no right on the part of the transferors to cause the transferees or their owners, to transfer the shares back to the transferors or to any other person.

  Mr. Minos Kyriakou owns 99.9% of the share capital of Holnest Investments
Ltd.

  Additional paid-in capital of GRD 3,752,500 arose during the year ended
June 30, 1994 as a result of the issuance of 1,975,000 common shares issued at GRD 2.0 each. The excess over par value amounted to GRD 1.9 per share.

19. STATUTORY, TAX FREE AND OTHER RESERVES

  Statutory, tax free and other reserves are as follows:

                                                          December 31,
                                                  -----------------------------
                                                    1996      1997      1998
                                                  --------- --------- ---------
   Statutory reserve.............................   262,793   262,793   266,739
   Tax free reserves--Law 1828/1989 (Art. 22).... 1,229,567 1,229,567 1,229,567
   Reserves for income taxed at lower rates......   878,313   878,313   938,022
   Reserve for non-taxable income................    80,785    80,785    81,485
   Special reserve...............................    93,757    93,757    93,757
                                                  --------- --------- ---------
                                                  2,545,215 2,545,215 2,609,570
                                                  ========= ========= =========

                                ANTENNA TV S.A.

  (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

19. STATUTORY, TAX FREE AND OTHER RESERVES (Cont'd)


 Statutory Reserve

  Under Greek corporate law, corporations are required to transfer a minimum of 5% of their annual net profit as reflected in their statutory books to a statutory reserve, until such reserve equals one-third of the outstanding share capital. The above reserve cannot be distributed during the existence of the Company, but can be used to eliminate a deficit.

 Tax Free and Other Reserves

  a) Under the provisions of Law 1828/1989 (Art. 22), corporations are allowed to set up a tax free reserve for which they are obliged to make productive investments of an amount equal to one hundred and thirty percent of the reserve within the three years (at least one third during the first year) following the year the respective reserve has been established. This reserve can be converted to share capital after the three-year period mentioned above. According to Greek tax regulations, no tax is due at the specified time this reserve is capitalized. In the case where the productive investments are not made within the time frame, the reserve is taxed at 35% plus penalties of 2.5% per month. The Company has not made the investment and has accrued for taxes and penalties amounting to GRD 793,348, GRD 890,348 and GRD 998,348 as of December 31, 1996, 1997 and 1998, respectively. The amount of taxes accrued of GRD 430,348 is included in deferred income taxes. The amount of penalties included in selling, general and administrative expenses is GRD 112,000 for 1996, GRD 97,000 for 1997 and GRD 108,000 for 1998. If upon completion of a tax audit such non-taxable reserves are disallowed, a reclassification would be required to remove such amounts from tax free reserves.

  b) Reserves for income taxed at lower rates represent interest income taxed at 15%. Upon distribution, these reserves will be taxed at the applicable current tax rate, with 15% credit given. Therefore, deferred taxation has been computed on these reserves.

  c) Reserve for non-taxable income represents interest earned on Greek Government bonds which were not taxable. Upon distribution, such reserve will be taxed at the applicable current tax rate.

  d) Special reserves represent a portion of the reserve as stated in (a) above, for which tax has been paid.

20.DIVIDENDS

  Under Greek corporate law, companies are required each year to declare from their profits, dividends of at least 35% of after-tax profit, after allowing for statutory reserve, or a minimum of 6% of the paid-in share capital, whichever is greater. However, the Company can waive such dividend with the unanimous consent of its shareholders.

  Furthermore, Greek corporate law requires certain conditions to be met before dividends can be distributed which are as follows:

    a) No dividends can be distributed to the shareholders as long as the Company's net equity, as reflected in the statutory financial statements, is, or after such distribution will be, less than the share capital plus non-distributable reserves.

    b) No dividends can be distributed to the shareholders as long as the unamortized balance of "Pre-Operating Expenses," as reflected in the statutory financial statements, exceeds the aggregate of distributable reserves plus retained earnings.

  No dividends have been declared during 1996 and 1997. During 1998, dividends of GRD 1,000,000 were declared and paid.

                                ANTENNA TV S.A.

  (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

21.COMMITMENTS


  In addition to long-term operating lease commitments for office and studio space, the Company has entered into extended commitments integral to its operations.

  Amounts payable for commitments as of December 31, 1998 discussed below are:

                                                                     Office and
                                                                    Studio Space
                                                                    ------------
   1999............................................................    957,799
   2000............................................................  1,042,735
   2001............................................................  1,169,489
   2002............................................................  1,239,656
   2003............................................................  1,352,080
                                                                     ---------
       Total.......................................................  5,761,759
                                                                     =========


  The rental expense relating to long-term operating lease commitments for office and studio space amounted to GRD 838,692, GRD 741,238 and GRD 850,810 in the years ended December 31, 1996, 1997 and 1998.

  At December 31, 1998, the Company was obligated to make further payments under sports rights not currently available for use, and therefore, not included in the Balance Sheet.

  The Company has signed letters of guarantee for purchased licensed film and sports rights amounting to GRD 3,287,967 and GRD 1,411,451 as of December 31, 1997 and 1998, respectively.

22.CONTINGENCIES

  The Company is involved in various litigation in the normal course of business, with claims totaling approximately GRD 3,446,276. The Company accrued GRD 125,831 in 1996 and 1997 and GRD 175,831 in 1998, representing management's best estimate of the Company's probable liability in respect of such claims. The Company believes that none of these actions, individually or in the aggregate, will have a material adverse effect on the Company's results of operations or financial position.

  The Company is involved in a litigation claim for the non-payment of advertiser contributions payable to the Pension Fund for Athens and Thessaloniki Newspaper Employees amounting to GRD 1,314,512. The contribution is payable on invoices issued to advertisers. However, the relevant authorities, in determining the contributions not paid, did not take into consideration discounts given to advertisers through the issuance of credit notes at a later date, which therefore would create a lower advertising contribution liability. In the opinions of the Company's management and legal advisor the Company will not be liable for such amounts and therefore an accrual has not been made.

  The Company is continuing to evaluate the extent to which non-information technology systems may be impacted by the Year 2000 and the types of contingency plans that may be necessary if its management information systems and/or non-information technology systems were to be non-Year 2000 compliant. Such an evaluation is expected to be completed by mid-March 1999. The Company is also continuing to evaluate the extent to which failure of third parties with which the Company interacts to be Year 2000-compliant could have a material adverse effect on the Company's financial condition or results of operations. Such third parties could include, among others, advertisers, providers of satellite transmission facilities, production companies and

                                ANTENNA TV S.A.

  (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

22.CONTINGENCIES (Cont'd)

suppliers of foreign programming. Any Year 2000 compliance problem of the Company, any of its vendors and any other company with which it interacts or otherwise does business could have a material adverse effect on the Company's financial condition or results of operations. The Company's Year 2000 upgrade is expected to be completed by mid-1999. The Company has not yet developed contingency plans that address its failure to be Year 2000-compliant or the failure of third parties with which the Company deals to be Year 2000-compliant.

23.GEOGRAPHICAL DATA

  Total net revenue reflected in the accompanying statements of operations are analyzed as follows:

                                                        December 31,
                                             -----------------------------------
                                                1996        1997        1998
                                             ----------- ----------- -----------
   Domestic revenue.........................  22,576,111  24,118,992  29,820,149
   Export revenue...........................   2,789,934   1,632,331   1,983,738
                                             ----------- ----------- -----------
                                              25,366,045  25,751,323  31,803,887
                                             =========== =========== ===========

  The export revenues represent revenues from related parties (see Note 6).

24.SUBSEQUENT EVENTS (Unaudited)

  The Company is currently in the process of negotiating contracts to acquire the shares of several related party entities (the "Acquisitions"). Such entities include 51% of Audiotex S.A., 99.97% Antenna R.T. Enterprises S.A., 100% Pacific Broadcast Distribution Ltd. and 100% Antenna Spoudastiki EPE.

  The Company is currently in the process of registering for sale in an initial public offering (the "IPO") American Depositary Shares, each representing one half of one share of its capital stock, nominal value GRD 100 per share. The Company will use a portion of the proceeds of the IPO to acquire the companies listed above. Following the Acquisitions, the Company will own 51% of Audiotex, 100% of Pacific Broadcast, 99.97% of Antenna Radio and 100% of Antenna Spoudastiki, all of the results of which will be consolidated with Antenna's results (and, in place of related party revenue, the Company will record the underlying revenue and income (loss) of the acquired entities after elimination of intercompany adjustments), except Audiotex, which will be accounted for using the equity method, as the minority shareholders have significant veto rights in operating decisions (participating rights requiring unanimous shareholder approval, including: transactions in excess of GRD 20 million, operating budgets, senior management positions, borrowings and amendments to contractual obligations). The proposed business combinations are among businesses under common control and will, therefore, be accounted for "as if" a pooling of interest had occurred for periods subsequent to September 1, 1998, the date that the companies came under common control. Accordingly, the balance sheets and statements of operations will be combined based upon their book values and historical results of operations, respectively. The cash amounts to be paid for the Acquisitions, in excess of the book values of the businesses being acquired, will be treated as a dividend to the selling shareholders.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  No dealer, salesperson or other person has been authorized to give any infor-mation or to make any representations not contained in this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company, the Selling Shareholder or any of the Underwriters. This Prospectus does not constitute an offer to sell, or a solic-itation of an offer to buy, the securities offered hereby in any jurisdiction where, or to any person to whom, is unlawful to make such an offer or solicita-tion. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.

                              ------------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Special Note Regarding Forward-Looking Statements........................   i
Enforceability of Civil Liabilities......................................   i
Available Information....................................................  ii
Exchange Rate Information................................................ iii
Rating, Audience and Advertising Share Information....................... iii
Preparation of Financial Statements...................................... iii
Prospectus Summary.......................................................   1
Risk Factors.............................................................   8
Use of Proceeds..........................................................  15
Dividend Policy..........................................................  16
Capitalization...........................................................  17
Dilution.................................................................  18
Selected Financial Information...........................................  19
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  21
Business.................................................................  31
Management...............................................................  53
Principal and Selling Shareholders.......................................  56
Shares Eligible for Future Sale..........................................  57
Related Party Transactions...............................................  58
Description of Share Capital.............................................  60
Description of American Depositary Receipts..............................  64
Taxation.................................................................  74
Underwriting.............................................................  80
Legal Matters............................................................  84
Experts..................................................................  84
Index to Consolidated Financial Statements............................... F-1

                               ----------------

 Until     , 1999 (25 days after commencement of the Offering), all dealers effecting transactions in ADSs, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                ANTENNA TV S.A.

                                   [LOGO]

                               7,700,000 American
                               Depositary Shares
                                  Representing
                                3,850,000 Shares

                              ------------------

                                   PROSPECTUS
                                       , 1999

                              ------------------

                               U.S. Underwriters

                                Lehman Brothers
                                 BT Alex.Brown
                              Salomon Smith Barney

                             International Managers

                                Lehman Brothers
                                 BT Alex.Brown
                                 International
                              Salomon Smith Barney
                                 International

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

  The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered which will be paid solely by the Company. All the amounts shown are estimates, except the Securities and Exchange Commission registration fee and the NASD filing fee:

   SEC Registration Fee............................................. $   34,464
   NASD Fee.........................................................     12,897
   Nasdaq Listing Fee...............................................     69,375
   Printing and Engraving Expenses..................................    350,000
   Legal Fees and Expenses..........................................    700,000
   Accounting Fees and Expenses.....................................    600,000
   Blue Sky Fees and Expenses.......................................     10,000
   Miscellaneous Expenses...........................................    223,264
                                                                     ----------
      Total......................................................... $2,000,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers.

  Directors may be indemnified by the Company under general principles of civil law of the Hellenic Republic. Article 22a of Codified Law 2190/1920 of the Hellenic Republic establishes the applicable standard of conduct that directors must meet in the exercise of their duties, namely, they must exercise the level of proper care that they would otherwise exercise if the Company had been their family business.

Item 15. Recent Sales of Unregistered Securities.

  None.

Item 16. Exhibits and Financial Statement Schedules.

  (a) Exhibits

 Exhibit
 Number  Description
 ------- -----------
 1.1     U.S. Underwriting Agreement
 1.2     International Underwriting Agreement
 3.1*    Articles of Incorporation of Antenna TV S.A.
 4.1**   Form of Deposit Agreement among the Company, The Bank of New York and the holders from time to time of American Depositary Shares, including
         Form of American Depositary Receipt
 4.2*    Indenture, dated as of August 12, 1997, between the Company and The
         Bank of New York as Trustee
 5.1***  Opinion of Constantine Xydias & Partners regarding the legality of the
         Shares under the laws of the Hellenic Republic
 8.1***  Opinion of Paul, Weiss, Rifkind, Wharton & Garrison regarding certain
         United States federal income tax matters
         Opinion of Constantine Xydias & Partners regarding certain tax matters
 8.2***  of the Hellenic Republic

 Exhibit
 Number  Description
 ------- -----------
 21.1*   List of Subsidiaries of Antenna TV S.A.
 23.1    Consent of KPMG Peat Marwick Kyriacou
         Consent of Constantine Xydias & Partners regarding Exhibit 5.1
 23.2*** (included in Exhibit 5.1)
         Consent of Paul, Weiss, Rifkind, Wharton & Garrison regarding Exhibit
 23.3*** 8.1 (included in Exhibit 8.1)
         Consent of Constantine Xydias & Partners regarding Exhibit 8.2
 23.4*** (included in Exhibit 8.2)
 24.1*** Power of Attorney

--------
* Incorporated by reference to the Company's Registration Statement on Form F-4 (Registration No. 333-7752), filed with the SEC on October 10, 1997.

** Incorporated by reference to the Company's Registration Statement on Form F-6 (Registration No. 333-10018), filed with the SEC on February 12, 1999.

*** Previously filed.

  (b) Financial Statement Schedules

  All schedules for which provision is made in the applicable accounting regulations of the Commission are not required, are inapplicable or have been disclosed in the notes to the financial statements and therefore have been omitted.

Item 17. Undertakings

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described under Item 20, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer nor controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The Company hereby undertakes that:

  (1) For the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

  (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Athens, Hellenic Republic on the 2nd day of March, 1999.

                                          ANTENNA TV S.A.

                                                   /s/ Theodore Kyriakou
                                          By: _________________________________
                                            Name: Theodore Kyriakou
                                            Title: Executive Vice President
                                            and Chief Operating Officer

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated on March 2, 1999.

              Signature                        Title

          /s/ Minos Kyriakou           Chairman and Chief
  ----------------------------------   Executive Officer
            Minos Kyriakou             (Principal Executive
                                       Officer)

      /s/ Nikolaos Angelopoulos        Chief Financial
  ----------------------------------   Officer (Principal
        Nikolaos Angelopoulos          Financial and
                                       Accounting Officer)

         /s/ Spilios Charamis          Vice Chairman
  ----------------------------------
           Spilios Charamis

       /s/ George Xanthopoulos         Director
  ----------------------------------
         George Xanthopoulos

        /s/ Theodore Kyriakou          Director
  ----------------------------------
          Theodore Kyriakou

         /s/ Socrates Eliades          Director
  ----------------------------------
           Socrates Eliades

              Signature                         Title

        /s/ Panagiotis Fotilas          Director
  ----------------------------------
          Panagiotis Fotilas

        /s/ Sifis Glyniadakis           Director
  ----------------------------------
          Sifis Glyniadakis

        /s/ Xenophon Kyriakou           Director
  ----------------------------------
          Xenophon Kyriakou

       /s/ Anastasios Tzavellas         Director
  ----------------------------------
         Anastasios Tzavellas

ANTENNA (NORTH AMERICA), INC.

By:        /s/ Mary Politis             Authorized
  ----------------------------------    Representative in
  Name: Mary Politis                    the United States
  Title: Vice President